U.S. Securities and Exchange Commission
Washington, D.C. 20549

04021561

OMB APPROVAL
OMB Number: 3235-0327
Expires: July 31, 2004
Estimated average burden
hours per response.... 0.15

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Asset Mortgage Products, Inc.
Exact Name of Registrant as Specified in Charter

0001099391
Registrant CIK Number

FOR 3/31/04
Current Report on Form 8-K 2004-SL1
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-110437
SEC File Number of Registration Statement

Name of Person Filing the Document
(if Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 31st day of March 2004.

Residential Asset Mortgage Products, Inc.
(Registrant)

By:
Julie Steinhagen
Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 2004, that the information set forth in this statement is true and complete.

By:
(Name)

New Issue Computational Materials

(Part I of II)

$508,863,000 (Approximate)

RAMP Series 2004-SL1 Trust
Issuer

Residential Asset Mortgage Products, Inc.
Depositor

Residential Funding Corporation
Master Servicer

Mortgage Asset-Backed Pass-Through Certificates, Series 2004-SL1

March 11, 2004

Expected Timing:	Pricing Date:	On or about March [16], 2004
	Settlement Date:	On or about March [30], 2004
	First Payment Date:	April 26, 2004
Structure:	$[509] million senior/subordinate shifting interest structure	

RAMP Series 2004-SL1 Trust Structure Summary

March 11, 2004

$508,863,000 (Approximate - Subject to Revision)

Characteristics of the Offered Certificates [1], [2]

Class	Amount ($)	Ratings (S&P / Fitch)	Bond Type	Coupon	Pricing Prepayment Speed	Interest Accrual Basis	WAL (yrs. to Call	Pmt. Window (mos.) to Call / # of mos.	xpected Maturit to Call	Final Scheduled Maturity	Anticipated Initial Subordination	Related Loan Group(s)
A-II	5,296,000	AAA/AAA	Sr/Fixed/Pass Through	8.50%	55% CPR	30/360	1.06	1-59 / 59	February 2009	November 2031	2.10%	II
A-III	31,730,000	AAA/AAA	Sr/Fixed/Pass Through	7.00%	50% CPR	30/360	1.12	1-70 / 70	January 2010	November 2031	2.10%	III
A-IV	53,853,000	AAA/AAA	ɜr/Fixed/Pass Througt	6.50%	45% CPR	30/360	1.40	1-83 / 83	February 2011	November 2031	2.10%	IV
A-V	35,407,000	AAA/AAA	Sr/Fixed/Pass Through	6.00%	40% CPR	30/360	1.60	1-83 / 83	February 2011	November 2031	2.10%	V
A-VI	19,240,000	AAA/AAA	Sr/Fixed/Pass Through	8.50%	55% CPR	30/360	1.16	1-59 / 59	February 2009	November 2031	2.10%	VI
A-VII	180,718,000	AAA/AAA	Sr/Fixed/Pass Through	7.00%	50% CPR	30/360	1.33	1-70 / 70	January 2010	November 2031	2.10%	VII
A-VIII	149,025,000	AAA/AAA	Sr/Fixed/Pass Through	6.50%	45% CPR	30/360	1.54	1-83 / 83	February 2011	November 2031	2.10%	VIII
A-IX	24,403,000	AAA/AAA	Sr/Fixed/Pass Through	6.00%	40% CPR	30/360	1.78	1-83 / 83	February 2011	November 2031	2.10%	IX
M-II-1	7,659,000	AA/NA	Mez/Variable	6.75%[3]	Blended	30/360	5.68	1-83 / 83	February 2011	November 2031	0.60%	II, III, IV, V, VI, VII, VIII, IX
M-II-2	1,021,000	A/NA	Mez/Variable	6.75% [3]	Blended	30/360	5.68	1-83 / 83	February 2011	November 2031	0.40%	II, III, IV, V, VI, VII, VIII, IX
M-II-3	511,000	BBB/NA	Mez/Variable	6.75% [3]	Blended	30/360	5.68	1-83 / 83	February 2011	November 2031	0.30%	II, III, IV, V, VI, VII, VIII, IX

Notes:

(1) Class sizes subject to a 10% variance.

(2) Each Certificate is illustrated as priced to the 1% optional call.

(3) The initial pass-through rate on the Class M-II Certificates is projected to be approximately 6.75% per annum. After the first distribution date, the per annum pass-through rate on the Class M-II Certificates will equal the weighted average pass-through rates on the related Senior Certificates (other than the Class A-IO Certificates and Class A-PO Certificates), weighted in proportion to the results of subtracting from the aggregate principal balance of each related loan group (other than the portion attributable to the Class A-PO Certificates) the aggregate certificate principal balance of the related Senior Certificates (other than the Class A-PO Certificates).

RAMP Series 2004-SL1 Trust Structure Summary

March 11, 2004

Characteristics of the Non-Offered Certificates [1], [4]

Class	Amount ($)	Ratings (S&P / Moody's / Fitch)	Bond Type	Coupon	Pricing Prepayment Speed	Interest Accrual Basis	WAL (yrs.) to Call	Pmt. Window (mos.) to Call / # of mos.	Expected Maturity to Call	Final Scheduled Maturity	Anticipated Initial Subordination	Related Loan Group(s)
A-IO-1	129,136,854 [2]	AAA/NA/AAA	Sr/Variable/Interest Only	Variable	Blended	30/360	N/A	1-83 / 83	February 2011	November 2031	2.10%	II, III, IV, V
A-IO-2	381,436,455 [2]	AAA/NA/AAA	Sr/Variable/Interest Only	Variable	Blended	30/360	N/A	1-83 / 83	February 2011	November 2031	2.10%	VI, VII, VIII, IX
A-PO	178,564	AAA/NA/AAA	Sr/Principal Only	0.00%	Blended	30/360	N/A	1-83 / 83	February 2011	November 2031	2.10%	V, IX
B-II-1	510,000	BB/NA/NA	Subordinate/Variable	6.75% [3]	Blended	30/360	5.68	1-83 / 83	February 2011	November 2031	0.20%	II, III, IV, V VI, VII, VIII, IX
B-II-2	255,000	B/NA/NA	Subordinate/Variable	6.75% [3]	Blended	30/360	5.68	1-83 / 83	February 2011	November 2031	0.15%	II, III, IV, V VI, VII, VIII, IX
B-II-3	766,745	NR/NA/NA	Subordinate/Variable	6.75% [3]	Blended	30/360	5.68	1-83 / 83	February 2011	November 2031	0.00%	II, III, IV, V VI, VII, VIII, IX
A-I	114,953,295	AAA/Aaa/NA	Sr/Floater	--	25% CPR	Act/360	2.45	1-89 / 89	August 2011	October 2031	15.00%	I
M-I-1	7,438,200	AA/Aa/NA	Mez/Floater	--	25% CPR	Act/360	5.01	40- 89 / 50	August 2011	October 2031	9.50%	I
M-I-2	4,057,200	A+/A1/NA	Mez/Floater	--	25% CPR	Act/360	4.97	39- 89 / 51	August 2011	October 2031	6.50%	I
M-I-3	2,366,700	A/A2/NA	Mez/Floater	--	25% CPR	Act/360	4.95	38- 89 / 52	August 2011	October 2031	4.75%	I
M-I-4	2,028,600	A-/A3/NA	Mez/Floater	--	25% CPR	Act/360	4.94	38- 89 / 52	August 2011	October 2031	3.25%	I
M-I-5	1,352,400	BBB+/Baa1/NA	Mez/Floater	--	25% CPR	Act/360	4.94	37- 89 / 53	August 2011	October 2031	2.25%	I
M-I-6	1,690,500	BBB/Baa2/NA	Mez/Floater	--	25% CPR	Act/360	4.93	37- 89 / 53	August 2011	October 2031	1.00%	I
M-I-7	1,352,400	BBB-/Baa3/NA	Mez/Floater	--	25% CPR	Act/360	4.92	37- 89 / 53	August 2011	October 2031	0.00%	I
R-I	--	AAA/Aaa/NA	Sr/Residual	--	--	Act/360	--	--	--	--	--	I
R-II	50	AAA/NA/AAA	Sr/Residual		--	30/360	--	--	--	--	--	II, III, IV, V VI, VII, VIII, IX
R-III	50	AAA/NA/AAA	Sr/Residual		--	30/360	--	--	--	--	--	II, III, IV, V VI, VII, VIII, IX

Notes:

(1) Class sizes subject to a 10% variance.

(2) Notional amount.

(3) The initial pass-through rate on the Class B-II Certificates is projected to be approximately 6.75% per annum. After the first distribution date, the per annum pass-through rate on the Class B-II Certificates will equal the weighted average of the pass-through rates on the related Senior Certificates (other than the Class A-IO Certificates and Class A-PO Certificates), weighted in proportion to the results of subtracting from the aggregate principal balance of each related loan group (other than the portion attributable to the Class A-PO Certificates) the aggregate certificate principal balance of the related Senior Certificates (other than the Class A-PO Certificates).

(4) For more information regarding these classes of non-offered certificates, see the prospectus supplement.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

COLLATERAL SUMMARY (LOAN GROUPS II THROUGH IX):

Current LTVs have been calculated based on current mortgage loan balance and mortgaged property value at the time of mortgage loan origination. With respect to the mortgage loans in the related loan groups secured by second liens, the combined LTVs have been used. As of the closing date, there will be no mortgage loans in loan groups II through IX secured by second liens.

Credit Scores have been updated prior to the Cut-off Date.

All collateral information contained herein is as of the Cut-off Date of March 1, 2004.

MORTGAGE LOANS IN THE AGGREGATE			
Agg. Scheduled Balance	$510,573,309	WA Original LTV	69.44%
Avg. Scheduled Balance	$278,849	WA Current LTV	60.16%
WAC	7.42%	WA Credit Score	699
WAM	248	Full Doc	85.42%
Seasoning (months)	65	Limited Doc	14.58%
California Concentration	37.45%		

LOAN GROUP II: 15 YEAR, NET MORTGAGE RATES ≥ 8.50%			
Agg. Scheduled Balance	$5,406,518	WA Original LTV	71.58%
Avg. Scheduled Balance	$51,005	WA Current LTV	55.93%
WAC	10.40%	WA Credit Score	647
WAM	88	Full Doc	71.27%
Seasoning (months)	92	Limited Doc	28.73%
California Concentration	30.86%		

LOAN GROUP III: 15 YEAR, 7.00% ≤ NET MORTGAGE RATES < 8.50%			
Agg. Scheduled Balance	$32,410,645	WA Original LTV	64.22%
Avg. Scheduled Balance	$133,928	WA Current LTV	31.46%
WAC	7.70%	WA Credit Score	719
WAM	70	Full Doc	74.16%
Seasoning (months)	109	Limited Doc	25.84%
California Concentration	49.65%		

LOAN GROUP IV: 15 YEAR, 6.50% ≤ NET MORTGAGE RATES < 7.00%			
Agg. Scheduled Balance	$55,008,597	WA Original LTV	66.38%
Avg. Scheduled Balance	$283,549	WA Current LTV	47.87%
WAC	7.02%	WA Credit Score	717
WAM	115	Full Doc	89.57%
Seasoning (months)	64	Limited Doc	10.43%
California Concentration	33.16%		

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

COLLATERAL SUMMARY (LOAN GROUPS II THROUGH IX) *(continued):*

LOAN GROUP V: 15 YEAR, NET MORTGAGE RATES < 6.50%			
Agg. Scheduled Balance	$36,311,094	WA Original LTV	64.77%
Avg. Scheduled Balance	$305,135	WA Current LTV	47.79%
WAC	6.58%	WA Credit Score	742
WAM	120	Full Doc	90.89%
Seasoning (months)	58	Limited Doc	9.11%
California Concentration	38.09%		

LOAN GROUP VI: 30 YEAR, NET MORTGAGE RATES ≥ 8.50%			
Agg. Scheduled Balance	$19,652,835	WA Original LTV	75.66%
Avg. Scheduled Balance	$111,033	WA Current LTV	67.93%
WAC	9.76%	WA Credit Score	637
WAM	249	Full Doc	76.71%
Seasoning (months)	107	Limited Doc	23.29%
California Concentration	27.83%		

LOAN GROUP VII: 30 YEAR, 7.00% ≤ NET MORTGAGE RATES < 8.50%			
Agg. Scheduled Balance	$184,595,359	WA Original LTV	70.10%
Avg. Scheduled Balance	$335,628	WA Current LTV	64.29%
WAC	7.69%	WA Credit Score	677
WAM	290	Full Doc	82.48%
Seasoning (months)	69	Limited Doc	17.52%
California Concentration	35.14%		

LOAN GROUP VIII: 30 YEAR, 6.50% ≤ NET MORTGAGE RATES < 7.00%			
Agg. Scheduled Balance	$152,222,275	WA Original LTV	70.74%
Avg. Scheduled Balance	$400,585	WA Current LTV	66.68%
WAC	7.10%	WA Credit Score	712
WAM	310	Full Doc	88.79%
Seasoning (months)	49	Limited Doc	11.21%
California Concentration	41.56%		

LOAN GROUP IX: 30 YEAR, NET MORTGAGE RATES < 6.50%			
Agg. Scheduled Balance	$24,965,986	WA Original LTV	71.67%
Avg. Scheduled Balance	$396,286	WA Current LTV	66.94%
WAC	6.65%	WA Credit Score	710
WAM	307	Full Doc	93.95%
Seasoning (months)	52	Limited Doc	6.05%
California Concentration	31.13%		

Issuer: RAMP Series 2004-SL1 Trust.

Certificates: Class A-I Certificates and Class R-I Certificates are backed by primarily first lien fixed-rate and adjustable-rate mortgage loans (the "Group I Loans").

Class A-II Certificates are backed by mortgage loans with an initial term to maturity of up to 15 years or less and net mortgage rates equal to or greater than 8.50% (the "Group II Loans").

Class A-III Certificates are backed by mortgage loans with an initial term to maturity of up to 15 years or less and net mortgage rates equal to or greater than 7.00% and less than 8.50% (the "Group III Loans").

Class A-IV Certificates are backed by mortgage loans with an initial term to maturity of up to 15 years or less and net mortgage rates equal to or greater than 6.50% and less than 7.00% (the "Group IV Loans").

Class A-V Certificates are backed by mortgage loans with an initial term to maturity of up to 15 years or less and net mortgage rates less than 6.50% (the "Group V Loans").

Class A-VI Certificates are backed by mortgage loans with an initial term to maturity of up to 30 years or less and net mortgage rates equal to or greater than 8.50% (the "Group VI Loans").

Class A-VII Certificates are backed by mortgage loans with an initial term to maturity of up to 30 years or less and net mortgage rates equal to or greater than 7.00% and less than 8.50% (the "Group VII Loans").

Class A-VIII Certificates are backed by mortgage loans with an initial term to maturity of up to 30 years or less and net mortgage rates equal to or greater than 6.50% and less than 7.00% (the "Group VIII Loans").

Class A-IX Certificates are backed by mortgage loans with an initial term to maturity of up to 30 years or less and net mortgage rates less than 6.50% (the "Group IX Loans").

Class M-I-1, Class M-I-2, Class M-I-3, Class M-I-4, Class M-I-5, Class M-I-6 and Class M-I-7 Certificates (collectively, the "Class M-I Certificates") are backed by the Group I Loans.

Class M-II-1, Class M-II-2 and Class M-II-3 Certificates (collectively, the "Class M-II Certificates") are backed by the Group II Loans, Group III Loans, Group IV Loans, Group V Loans, Group VI Loans, Group VII Loans, Group VIII Loans and Group IX Loans.

Class B-II-1, Class B-II-2 and Class B-II-3 Certificates (collectively, the "Class B-II Certificates") are backed by the Group II Loans, Group III Loans, Group IV Loans, Group V Loans, Group VI Loans, Group VII Loans, Group VIII Loans and Group IX Loans.

Class A-IO-1 Certificates are backed by the Group II Loans, Group III Loans, Group IV Loans and Group V Loans and the Class A-IO-2 Certificates are backed by the Group VI Loans, Group VII Loans, Group VIII Loans and Group IX Loans. The Class A-IO-1 and Class A-IO-2 Certificates are referred to together as the "Class A-IO Certificates"

Class A-PO Certificates are backed by the Group V Loans and Group IX Loans.

Class A-IO, Class A-PO, Class A-II, Class A-III, Class A-IV, Class A-V, Class A-VI, Class A-VII, Class A-VIII and Class A-IX Certificates are referred to together as the "Group A-II Certificates."

Class A-I Certificates and Group A-II Certificates are referred to together as the "Class A Certificates."

Class M-I Certificates and Class M-II Certificates are referred to together as the "Class M Certificates."

Class R-I Certificates, Class R-II Certificates and Class R-III Certificates are referred to together the "Class R Certificates."

Class A Certificates and Class R Certificates are referred to together as the "Senior Certificates."

Class B-II Certificates and Class M Certificates are referred to together as the "Subordinate Certificates."

Offered Certificates Group A-II Certificates (other than the Class A-IO Certificates and Class A-PO Certificates) and Class M-II Certificates.

Non-Offered Certificates: Class A-I Certificates and Class M-I Certificates.

Class B-II Certificates.

Class A-IO Certificates and Class A-PO Certificates.

Class R Certificates and Class SB Certificates.

Sole Manager: Citigroup Global Markets Inc.

Depositor: Residential Asset Mortgage Products, Inc. ("RAMP").

Trustee: Deutsche Bank Trust Company Americas.

Master Servicer: Residential Funding Corporation (the "Seller", "Master Servicer" or "Residential Funding").

Subservicer: Primary servicing will be provided by HomeComings Financial Network, Inc. ("HomeComings") with respect to approximately 40.97% of the mortgage loans. HomeComings is a wholly-owned subsidiary of Residential Funding.

Cut-off Date: March 1, 2004 after deducting payments due during the month of March 2004.

Settlement Date: On or about March 30, 2004.

Distribution Dates: 25th of each month (or the next business day if such day is not a business day) commencing on April 26, 2004.

Form of Certificates:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	For the Group A-II Certificates (other than the Class A-IO Certificates) and Class M-II-1 Certificates: $25,000 and integral multiples of $1 in excess thereof; for the Class M-II-2 and Class M-II-3 Certificates: $250,000 and integral multiples of $1 in excess thereof.
ERISA Considerations:	It is expected that, as of the Settlement Date, the Offered Certificates will be eligible for purchase by employee benefit plans or other retirement arrangements that are subject to ERISA or section 4975 of the Internal Revenue Code, subject to certain conditions. Investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of such a plan's acquisition and ownership of such Certificates.
Legal Investment:	The Class A-II, Class A-III, Class A-IV, Class A-V, Class A-VI, Class A-VII, Class A-VIII, Class A-IX, Class M-II-1, Class R-II and Class R-III Certificates will constitute "mortgage-related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984. All other classes of Offered Certificates will not constitute "mortgage-related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.
Tax Status:	One or more REMIC elections.

Collateral Description:

Nine loan groups:

- Group I Loans will consist of primarily first lien, fixed-rate and adjustable-rate mortgage loans. Refer to the prospectus supplement for additional information regarding the Group I Loans.
- Group II Loans will consist of primarily first lien, fixed-rate mortgage loans with an aggregate principal balance of approximately $5,406,518 as of the Cut-off Date.
- Group III Loans will consist of first lien, fixed-rate mortgage loans with an aggregate principal balance of approximately $32,410,645 as of the Cut-off Date.
- Group IV Loans will consist of first lien, fixed-rate mortgage loans with an aggregate principal balance of approximately $55,008,597 as of the Cut-off Date.
- Group V Loans will consist of first lien, fixed-rate mortgage loans with an aggregate principal balance of approximately $36,311,094 as of the Cut-off Date.
- Group VI Loans will consist of primarily first lien, fixed-rate mortgage loans with an aggregate principal balance of approximately $19,652,835 as of the Cut-off Date.
- Group VII Loans will consist of first lien, fixed-rate mortgage loans with an aggregate principal balance of approximately $184,595,359 as of the Cut-off Date.
- Group VIII Loans will consist of first lien, fixed-rate mortgage loans with an aggregate principal balance of approximately $152,222,275 as of the Cut-off Date.
- Group IX Loans will consist of first lien, fixed-rate mortgage loans with an aggregate principal balance of approximately $24,965,986 as of the Cut-off Date.

As of March 1, 2004, approximately 98.57% of the related mortgage loans are current. As of March 1, 2004, 7.13% of such mortgage loans have been one-month delinquent once in the previous twelve months and 9.07% of such mortgage loans have been one-month or more delinquent more than once in the previous twelve months. A loan is considered to be "30 to 59 days" or "30 or more days" delinquent when a payment due on any due date remains unpaid as of the close of business on the next following monthly due date. However, since the determination as to whether a loan falls into this category is made as of the close of business on the last business day of each month, a loan with a payment due on July 1 that remained unpaid as of the close of business on July 31 would still be considered current as of July 31. If that payment remained unpaid as of the close of business on August 31, the loan would then be considered to be 30 to 59 days delinquent. Delinquency information presented herein as of the Cut-off Date is determined and prepared as of the close of business on the last business day immediately prior to the Cut-off Date.

Substantially all of the Group II Loans, Group III Loans, Group IV Loans, Group V Loans, Group VI Loans, Group VII Loans, Group VIII Loans and Group IX Loans were sourced from terminated Residential Funding Mortgage Securities I, Inc. trusts, RFC's shelf registration for the securitization of Jumbo A mortgages. Collateral Information contained herein reflects the March 1, 2004 Cut-off Date scheduled balances and is preliminary and indicative. On the Closing Date, the aggregate principal balance of the mortgage loans in loan groups I, II, III, IV, V, VI, VII, VIII and IX will equal the aggregate principal balance of the related Offered and Non-Offered Certificates.

Homeownership Act Loans:

Approximately 0.09% of the mortgage loans (the "Homeownership Act Loans") are subject to special rules, disclosure requirements and other regulatory provisions because they are subject to the Home Ownership Protection Act of 1994, or Homeownership Act. The Homeownership Act requires certain additional disclosures and other requirements on mortgages subject to the Homeownership Act. Purchasers or assignees of these Homeownership Act Loans could be exposed to all claims and defenses that the mortgagors could assert against the originators of the mortgage loans. Remedies available to the borrower include monetary penalties, as well as rescission rights. Residential Funding Corporation, as seller, will be required to repurchase or substitute for any mortgage loan that violated the Homeownership Act at the time of origination, if that violation adversely affects the interests of the certificate holders in that mortgage loan.

Optional Calls:

If the aggregate principal balance of the Group II Loans, Group III Loans, Group IV Loans, Group V Loans, Group VI Loans, Group VII Loans, Group VIII Loans and Group IX Loans falls below 1% of the original aggregate principal balance as of the Cut-off Date ("Group II Optional Call"), the Master Servicer may terminate the trust with respect to these loan groups.

The optional call for the Group I Loans (as described in the prospectus supplement) and the optional call for the Group II Loans, Group III Loans, Group IV Loans, Group V Loans, Group VI Loans, Group VII Loans, Group VIII Loans and Group IX Loans are independent of each other.

Priority of Distributions:

Payments to the holders of the Group A-II Certificates, Class M-II Certificates and Class B-II Certificates will be made from the available amount from loan groups II, III, IV, V, VI, VII, VIII and IX generally as follows:

(1) Distributions of interest to the related interest-bearing Group A-II Certificates;
(2) Distribution of principal to the Class A- PO Certificates;
(3) Distribution of principal to the remaining classes of Group A-II Certificates entitled to principal;
(4) Payment to the Master Servicer for certain unreimbursed advances;
(5) Interest to the Class M-II-1 Certificates;
(6) Principal to the Class M-II-1 Certificates;
(7) Interest to the Class M-II-2 Certificates;
(8) Principal to the Class M-II-2 Certificates;
(9) Interest to the Class M-II-3 Certificates;
(10) Principal to the Class M-II-3 Certificates; and
(11) Interest and principal to the Class B-II Certificates.

Notwithstanding the foregoing, amounts otherwise payable to the most subordinate class of the Class B-II, Class M-II-3 and Class M-II-2 Certificates outstanding on each Distribution Date may be applied to cover certain Excess Special Hazard Losses on the Group I Loans. See "Allocations of Losses/Subordination" herein.

Distribution of Principal: The holders of the Group A-II Certificates, other than the Class A-IO Certificates, will be entitled to receive on each distribution date, to the extent of the portion of the related available distribution amount for such loan group remaining after the distribution of the related senior interest distribution amount, a distribution allocable to principal, equal to the related senior principal distribution amount and the Class A-PO distribution amount in the priority described above.

The holders of each class of Class M-II Certificates will be entitled to receive payments of principal on each distribution date to the extent of funds available from each related loan group, after payments of interest and principal to the related Senior Certificates and any class of Class M-II Certificates with a higher payment priority, and after payment of interest to that class of Class M-II Certificates in the priority described above.

Shifting of Interests:

All principal prepayments and other unscheduled payments of principal from each of loan groups II through IX will be allocated to the related Group A-II Certificates during the first five years after the closing date. A disproportionately large portion of principal prepayments and other unscheduled payments of principal will be allocated to the related Group A-II Certificates during the next four years, subject to loss and delinquency tests described in the prospectus supplement. This provides additional credit enhancement for the Group A-II Certificates by reserving a greater portion of the principal balance of the Class M-II Certificates and Class B-II Certificates for the absorption of losses. All mortgagor prepayments not otherwise distributable to the Group A-II Certificates will be allocated on a pro rata basis among the class of Class M-II Certificates with the highest payment priority then outstanding with a certificate principal balance greater than zero and each other class of Class M-II Certificates and Class B-II Certificates for which certain loss levels established for that class in the pooling and servicing agreement have not been exceeded. The related loss level on any distribution date would be satisfied as to any Class M-II-1, Class M-II-2, Class M-II-3 or Class B-II Certificates, respectively, only if the sum of the current percentage interests in the mortgage pool evidenced by that class and each class, if any, subordinate thereto were at least equal to the sum of the initial percentage interests in the mortgage pool evidenced by that class and each class, if any, subordinate thereto.

Interest Accrual Period:

The calendar month preceding the current Distribution Date on a 30/360 basis.

Pass-Through Rates:

- On each Distribution Date, for the Class A-II, Class A-III, Class A-IV, Class A-V, Class A-VI, Class A-VII, Class A-VIII and Class A-IX Certificates, interest will accrue at a fixed rate equal to their respective fixed rate coupon as set forth herein.
- On each Distribution Date, interest on the Class A-IO-1 Certificates will accrue at a variable rate equal to the weighted average of the excess of the net mortgage rate on each related mortgage loan over 8.50% in the case of the Group II Loans, 7.00% in the case of the Group III Loans, 6.50% in the case of the Group IV Loans and 6.00% in the case of the Group V Loans. On each Distribution Date, interest on the Class A-IO-2 Certificates will accrue at a variable rate equal to the weighted average of the excess of the net mortgage rate on each related mortgage loan over 8.50% in the case of the Group VI Loans, 7.00% in the case of the Group VII Loans, 6.50% in the case of the Group VIII Loans and 6.00% in the case of the Group IX Loans. The initial pass-through rate for the Class A-IO-1 Certificates and Class A-IO-2 Certificates is projected to be approximately 0.32% and 0.35% per annum, respectively.
- The initial pass-through rate for the Class M-II Certificates is projected to be approximately 6.75% per annum. After the first Distribution Date, the per annum pass-through rate on the Class M-II Certificates will equal the weighted average of the pass-through rates on the related Senior Certificates (other than the Class A-IO Certificates and Class A-PO Certificates) weighted in proportion to the results of subtracting from the aggregate principal balance of each related loan group (other than the portion attributable to the Class A-PO Certificates) the aggregate certificate principal balance of the related Senior Certificates (other than the Class A-PO Certificates).

Weighted Average Monthly Fees: Master servicing fee and subservicing fee of approximately:

- 0.51% for Group II
- 0.34% for Group III
- 0.31% for Group IV
- 0.31% for Group V
- 0.44% for Group VI
- 0.33% for Group VII
- 0.33% for Group VIII
- 0.30% for Group IX

Net Mortgage Rate: With respect to any mortgage loan, the mortgage rate thereon minus the rates at which the master servicing and subservicing fees are paid.

Eligible Master Servicing Compensation: Prepayment interest shortfalls on the related mortgage loans may be covered from Eligible Master Servicing Compensation. Eligible Master Servicing Compensation for any related loan group and any Distribution Date is an amount equal to the lesser of (a) one-twelfth of 0.125% of the stated principal balance of the mortgage loans in that loan group immediately preceding that Distribution Date, and (b) the sum of the master servicing fee payable to the Master Servicer in respect of its master servicing activities and reinvestment income received by the Master Servicer on amounts payable with respect to that Distribution Date with respect to the mortgage loans in that loan group.

Advances: The Master Servicer will advance delinquent principal and interest to the extent the advance is recoverable from future collections on the loan.

Allocation of Losses/Subordination: Losses with respect to loan groups II, III, IV, V, VI, VII, VIII and IX, other than Excess Special Hazard Losses, will be allocated first to the Class B-II Certificates, and then to the Class M-II-3, Class M-II-2, and Class M-II-1 Certificates, in that order, in each case until the certificate principal balance thereof is reduced to zero. If the certificate principal balances of the Class M-II Certificates and Class B-II Certificates have been reduced to zero, losses on the mortgage loans in loan groups II, III, IV, V, VI, VII, VIII and IX, other than Excess Special Hazard Losses, will be allocated among the related Group A-II Certificates, as more fully described in the prospectus supplement. Investors in the Group A-II Certificates should be aware that because the Class M-II Certificates and Class B-II Certificates represent interests in all such loan groups, the certificate principal balances of the Class M-II Certificates and Class B-II Certificates could be reduced to zero as a result of a disproportionate amount of realized losses on the mortgage loans in one of those loan groups. Therefore, notwithstanding that realized losses on the mortgage loans in one of those loan groups may only be allocated to the related Group A-II Certificates, the allocation to the Class M-II Certificates and Class B-II Certificates of realized losses on the mortgage loans in such other loan groups will reduce the subordination provided to such related Group A-II Certificates by the Class M-II Certificates and Class B-II Certificates and increase the likelihood that realized losses may be allocated to such related Group A-II Certificates.

Excess Special Hazard Losses on the Group I Loans, in an amount up to the remaining special hazard amount for the Group II, III, IV, V, VI, VII, VIII and IX Loans, will be covered by making a payment to the most senior of the Class A-I Certificates and Class M-I Certificates outstanding from amounts otherwise payable to the most subordinate class of the Class B-II, Class M-II-3 and Class M-II-2 Certificates outstanding on each Distribution Date until paid in full. Any further Excess Special Hazard Losses on the Group I Loans will be allocated to the Class A-I Certificates and Class M-I Certificates on a pro rata basis. Excess Special Hazard Losses on the Group II, III, IV, V, VI, VII, VIII and IX Loans, in an amount up to the remaining special hazard amount for the Group I Loans, will be covered by making a payment to the Group A-II Certificates from any Group I Excess Cash Flow on each Distribution Date until paid in full. Any further Excess Special Hazard Losses on the Group II, III, IV, V, VI, VII, VIII and IX Loans will be allocated to the classes of certificates related to such loans on a pro rata basis.

Excess Special Hazard Loss Amount:

With respect to the Group II, III, IV, V, VI, VII, VIII and IX Loans, special hazard losses in an aggregate amount greater than approximately $5,105,733, as such amount may be adjusted under the pooling and servicing agreement.

TERMINATED TRUST HISTORICAL PERFORMANCE: (Information as of February 1st, 2004)

Deal Name	S&P Rating	Moody's Rating	Fitch Rating	Issue Date	Original Pool Size	Current Pool Size	Cumulative Loss	Severity	Contribution to RAMP 2004-SL1 Groups II-IX
RALI 1997-QS11 15 YR		X		10/1/1997	$104,940,731	$8,835,174	0.02%	0.19%	4.35%
RASC 1996-KS2	X	X		5/1/1996	100,462,676	6,187,382	1.87%	30.32%	1.72%
RASC 1997-KS1 Group II	X	X		3/1/1997	151,859,044	5,281,060	2.31%	66.36%	0.00%
RASC 1997-KS1 Group I	X	X		3/1/1997	121,743,602	8,416,216	1.51%	21.85%	1.26%
RASC 1997-KS2	X	X		6/1/1997	250,104,875	8,558,268	2.06%	60.06%	0.00%
RASC 1997-KS3 Group I	X		X	8/1/1997	200,042,997	16,784,933	2.02%	24.05%	4.71%
RASC 1997-KS4 Group I	X	X	X	11/1/1997	200,055,769	15,809,151	2.31%	29.26%	4.54%
RASC 1998-KS1 Group II Conf	X	X		3/1/1998	325,003,510	20,068,176	1.96%	31.70%	0.00%
RASC 1998-KS1 Group II Non-	X	X		3/1/1998	150,069,782	6,397,898	3.34%	78.36%	0.00%
RASC 1998-KS2 Group II Conf	X	X	X	6/1/1998	75,079,938	4,655,873	3.15%	50.80%	0.00%
RASC 1998-KS2 Group II Non-	X	X	X	6/1/1998	370,122,398	24,866,186	2.52%	37.57%	0.00%
RASC 1998-KS3 ARM	X	X	X	9/1/1998	425,129,755	32,024,095	3.14%	41.73%	0.00%
RFMSI 1 1999 S-18	X		X	8/1/1999	369,289,427	21,963,638	0.07%	1.13%	0.17%
RFMSI 1999-S10	X		X	4/1/1999	179,230,003	13,768,612	0.00%	0.00%	3.45%
RFMSI 1999-S11	X			4/1/1999	261,040,503	19,088,272	0.02%	0.26%	3.23%
RFMSI 2001-S10 A		X	X	5/1/2001	259,117,987	11,841,564	0.00%	0.00%	0.00%
RFMSI 2001-S10 B		X	X	5/1/2001	363,504,150	19,580,439	0.00%	0.00%	0.00%
RFMSI 2001-S11	X		X	5/1/2001	284,785,978	16,303,681	0.00%	0.00%	0.00%
RFMSI 2001-S12 A	X		X	6/1/2001	189,302,258	13,319,057	0.00%	0.00%	0.00%
RFMSI 2001-S12 B	X		X	6/1/2001	173,639,112	10,260,537	0.04%	0.63%	0.00%
RFMSI 2001-S13	X	X		6/1/2001	358,015,150	29,898,903	0.00%	0.00%	3.44%
RFMSI 2001-S15	X		X	7/1/2001	724,826,958	36,099,662	0.00%	0.00%	0.00%
RFMSI 2001-S17 Group 1		X	X	8/1/2001	414,539,955	23,484,545	0.00%	0.00%	0.00%
RFMSI 2001-S17 Group 2		X	X	8/1/2001	207,214,809	13,669,183	0.00%	0.00%	0.00%
RFMSI 2001-S20	X	X		9/1/2001	310,444,373	22,896,906	0.00%	0.00%	0.00%
RFMSI 2001-S22 Group 1	X		X	9/1/2001	311,740,533	18,977,354	0.00%	0.00%	0.00%
RFMSI 2001-S22 Group 2	X		X	9/1/2001	259,894,373	18,910,061	0.00%	0.00%	0.00%
RFMSI 2001-S24	X		X	10/1/2001	413,989,184	31,913,826	0.00%	0.00%	0.00%
RFMSI 2001-S4	X		X	2/1/2001	207,705,413	7,603,782	0.00%	0.06%	0.06%
RFMSI 2001-S9		X	X	4/1/2001	260,087,418	11,730,944	0.01%	0.31%	0.00%
RFMSI I 1992-S11	X	X	X	4/1/1992	324,107,828	1,272,477	1.12%	285.50%	0.55%
RFMSI I 1992-S16	X		X	5/1/1992	322,682,744	977,688	1.32%	436.07%	0.50%
RFMSI I 1992-S18	X	X		6/1/1992	157,858,019	577,601	0.00%	0.00%	0.00%
RFMSI I 1992-S2	X		X	1/1/1992	541,188,444	1,527,518	0.71%	250.36%	0.39%
RFMSI I 1992-S20	X		X	6/1/1992	375,449,693	2,547,478	0.43%	63.20%	0.40%
RFMSI I 1992-S22	X	X		7/1/1992	183,771,179	1,237,020	0.05%	7.24%	0.26%
RFMSI I 1992-S24	X		X	7/1/1992	431,506,264	2,305,859	0.84%	157.29%	0.34%
RFMSI I 1992-S27	X		X	8/1/1992	157,499,405	1,078,070	0.07%	9.53%	0.14%
RFMSI I 1992-S31	X		X	9/1/1992	261,801,193	2,496,162	0.11%	11.67%	0.25%
RFMSI I 1992-S32	X		X	9/1/1992	430,245,573	3,107,680	0.44%	60.99%	0.87%
RFMSI I 1992-S33	X		X	10/1/1992	322,581,934	3,876,575	0.99%	82.31%	0.37%
RFMSI I 1992-S34	X		X	10/1/1992	427,807,907	4,033,932	0.50%	52.54%	0.50%
RFMSI I 1992-S35	X	X		10/1/1992	146,754,519	2,539,496	0.08%	4.46%	0.03%
RFMSI I 1992-S36	X	X	X	11/1/1992	260,444,079	5,965,414	0.16%	7.07%	0.19%
RFMSI I 1992-S38	X		X	11/1/1992	427,814,329	5,228,417	0.24%	19.98%	0.16%
RFMSI I 1992-S39	X	X		11/1/1992	183,802,830	3,433,451	0.13%	6.69%	0.33%
RFMSI I 1992-S41	X	X		12/1/1992	156,959,931	2,620,489	0.02%	1.46%	0.29%
RFMSI I 1992-S43	X		X	12/1/1992	376,347,086	4,657,209	0.59%	47.63%	0.38%
RFMSI I 1992-S44	X		X	12/1/1992	133,690,335	2,611,664	0.15%	7.50%	0.10%
RFMSI I 1992-S6	X		X	2/1/1992	459,500,241	2,785,930	0.92%	152.33%	0.53%
RFMSI I 1992-S9	X		X	3/1/1992	218,151,399	448,912	0.21%	101.10%	0.08%
RFMSI I 1993-S11	X		X	3/1/1993	350,198,858	4,909,234	0.45%	31.82%	0.37%
RFMSI I 1993-S12	X		X	3/1/1993	295,848,489	5,314,584	0.23%	12.75%	0.37%
RFMSI I 1993-S13	X	X		3/1/1993	183,302,633	2,278,501	0.13%	10.85%	0.13%
RFMSI I 1993-S14	X	X		4/1/1993	482,582,095	9,271,723	0.35%	18.28%	0.46%
RFMSI I 1993-S15	X	X		4/1/1993	288,587,914	5,523,228	0.15%	7.81%	0.37%
RFMSI I 1993-S16	X		X	5/1/1993	215,199,969	7,139,747	0.20%	6.07%	0.46%
RFMSI I 1993-S17	X	X		5/1/1993	234,376,335	6,623,261	0.08%	2.68%	0.25%
RFMSI I 1993-S2	X		X	1/1/1993	320,878,029	2,459,300	0.51%	66.03%	0.38%
RFMSI I 1993-S20	X	X		6/1/1993	261,172,116	7,535,792	0.07%	2.41%	1.35%
RFMSI I 1993-S21	X	X		6/1/1993	269,200,606	4,026,740	0.18%	12.20%	0.20%
RFMSI I 1993-S25	X	X		7/1/1993	155,801,920	6,299,938	0.00%	0.00%	1.15%

Notes: Not all loans from each terminated trust will be included in RAMP 2004-SL1.

There can be no assurance that the loss experience will be representative of the results that may be experienced with respect to the mortgage loans related to this transaction.

Source: Residential Funding Corporation; Monthly Statements to Certificateholders

TERMINATED TRUST HISTORICAL PERFORMANCE: (Information as of February 1st, 2004)

Deal Name	S&P Rating	Moody's Rating	Fitch Rating	Issue Date	Original Pool Size	Current Pool Size	Cumulative Loss	Severity	Contribution to RAMP 2004-SL1 Groups II-IX
RFMSI I 1993-S26	X		X	7/1/1993	376,029,705	4,366,343	0.45%	38.51%	0.27%
RFMSI I 1993-S27	X		X	6/1/1993	274,570,014	4,034,993	0.38%	26.04%	0.36%
RFMSI I 1993-S28	X		X	8/1/1993	214,013,270	3,735,874	0.09%	4.93%	0.37%
RFMSI I 1993-S29	X		X	8/1/1993	259,785,708	7,014,506	0.03%	1.25%	1.33%
RFMSI I 1993-S3	X	X		1/1/1993	106,963,444	1,682,882	0.15%	9.67%	0.03%
RFMSI I 1993-S30	X		X	8/1/1993	321,598,233	5,954,155	0.52%	28.26%	0.78%
RFMSI I 1993-S31		X	X	9/1/1993	427,416,329	15,132,235	0.26%	7.44%	0.54%
RFMSI I 1993-S34	X		X	9/1/1993	213,956,513	8,109,804	0.21%	5.45%	0.28%
RFMSI I 1993-S37	X		X	10/1/1993	267,484,931	9,728,177	0.30%	8.35%	0.32%
RFMSI I 1993-S39	X		X	10/1/1993	320,088,062	12,024,635	0.19%	4.97%	0.37%
RFMSI I 1993-S41	X		X	9/1/1993	107,329,364	4,699,248	0.07%	1.58%	0.06%
RFMSI I 1993-S6	X		X	2/1/1993	322,590,532	3,560,590	0.45%	40.66%	0.05%
RFMSI I 1993-S7	X	X		2/1/1993	268,959,048	3,430,168	0.12%	9.34%	0.28%
RFMSI I 1993-S9	X	X		2/1/1993	135,502,292	3,862,273	0.00%	0.00%	0.21%
RFMSI I 1994-S15	X		X	7/1/1994	162,292,503	2,523,383	0.05%	3.21%	0.08%
RFMSI I 1994-S16 I	X			7/1/1994	26,817,099	1,839,770	0.00%	0.00%	0.40%
RFMSI I 1994-S16 II	X			7/1/1994	23,804,822	939,845	0.00%	0.00%	0.22%
RFMSI I 1994-S16 III	X			7/1/1994	32,620,551	707,559	0.00%	0.00%	0.43%
RFMSI I 1994-S17	X		X	8/1/1994	205,832,764	5,960,290	0.16%	5.42%	0.25%
RFMSI I 1994-S18	X		X	9/1/1994	135,580,849	2,609,691	0.09%	4.90%	0.14%
RFMSI I 1995-S1	X		X	3/1/1995	124,066,559	2,832,331	0.22%	9.44%	0.06%
RFMSI I 1995-S10	X		X	7/1/1995	230,710,286	2,950,704	0.10%	8.20%	0.18%
RFMSI I 1995-S11	X		X	8/1/1995	453,612,335	8,802,781	0.17%	8.74%	0.41%
RFMSI I 1995-S12	X			8/1/1995	120,152,774	4,901,775	0.00%	0.00%	0.53%
RFMSI I 1995-S3	X		X	4/1/1995	188,983,349	2,092,078	0.29%	26.05%	0.19%
RFMSI I 1995-S4	X		X	4/1/1995	105,020,176	2,607,907	0.13%	5.36%	0.55%
RFMSI I 1995-S6	X		X	4/1/1995	119,780,255	6,380,979	0.30%	5.66%	0.00%
RFMSI I 1995-S8	X		X	5/1/1995	102,156,472	1,376,413	0.16%	11.61%	0.14%
RFMSI I 1995-S9	X		X	6/1/1995	199,986,493	2,431,702	0.21%	17.46%	0.12%
RFMSI I 1996-S14	X		X	5/1/1996	367,497,080	18,718,945	0.00%	0.01%	0.21%
RFMSI I 1998-NS2	X			11/1/1998	152,229,950	13,041,406	0.00%	0.00%	1.62%
RFMSI I 1998-S14	X			6/1/1998	344,138,617	18,716,640	0.00%	0.00%	3.24%
RFMSI I 1998-S16	X			7/1/1998	153,544,680	10,328,272	0.00%	0.00%	2.56%
RFMSI I 1998-S18	X			8/1/1998	511,342,850	34,816,108	0.00%	0.00%	8.67%
RFMSI I 1998-S21	X		X	9/1/1998	417,072,644	19,448,751	0.03%	0.58%	0.83%
RFMSI I 1998-S22	X		X	9/1/1998	256,265,007	17,459,229	0.00%	0.00%	3.93%
RFMSI I 1998-S23	X		X	10/1/1998	522,333,384	27,289,533	0.01%	0.17%	1.38%
RFMSI I 1998-S26	X		X	11/1/1998	520,667,362	32,038,414	0.03%	0.42%	2.84%
RFMSI I 1998-S27	X			11/1/1998	199,405,114	11,623,665	0.00%	0.00%	3.74%
RFMSI I 1998-S28	X		X	11/1/1998	390,275,145	20,329,152	0.00%	0.06%	1.55%
RFMSI I 1998-S29	X			12/1/1998	306,619,397	24,019,716	0.00%	0.00%	5.59%
RFMSI I 1998-S31	X		X	12/1/1998	651,659,773	36,292,067	0.01%	0.26%	2.96%
RFMSI I 1998-S4	X		X	2/1/1998	280,954,504	14,008,785	0.01%	0.13%	2.38%
RFMSI I 1998-S7	X			3/1/1998	255,535,036	14,346,515	0.00%	0.00%	2.78%
RFMSI I 1999-S16	X		X	7/1/1999	525,970,705	43,309,152	0.01%	0.08%	1.42%
RFMSI I 1999-S25	X		X	12/1/1999	134,180,430	9,189,069	0.00%	0.00%	2.53%
RFMSI I 1999-S3	X		X	1/1/1999	522,274,253	37,683,108	0.01%	0.15%	3.04%
Totals and Weighted Averages					**$ 29,739,767,216**	**$ 1,154,860,082**	**0.38%**	**9.75%**	**99.32%**

Notes: Not all loans from each terminated trust will be included in RAMP 2004-SL1.

There can be no assurance that the loss experience will be representative of the results that may be experienced with respect to the mortgage loans related to this transaction.

Source: Residential Funding Corporation; Monthly Statements to Certificateholders

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

RAMP Series 2004-SL1 – Collateral Characteristics (Group II Loans)

Credit Score Distribution of the Group II Loans

Range of Credit Scores	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Current LTV
500 to 519	2	$55,923	1.03 %	$27,962	61.04 %
520 to 539	3	204,743	3.79	68,248	43.03
540 to 559	7	228,416	4.22	32,631	64.81
560 to 579	8	766,193	14.17	95,774	69.13
580 to 599	9	400,049	7.40	44,450	58.25
600 to 619	12	537,987	9.95	44,832	50.65
620 to 639	8	561,696	10.39	70,212	62.29
640 to 659	10	407,542	7.54	40,754	53.83
660 to 679	8	397,462	7.35	49,683	53.30
680 to 699	11	487,959	9.03	44,360	57.42
700 to 719	4	208,157	3.85	52,039	67.68
720 to 739	9	486,252	8.99	54,028	49.59
740 to 759	5	135,329	2.50	27,066	54.20
760 or greater	10	528,809	9.78	52,881	38.17
Total	**106**	**$5,406,518**	**100.00 %**	**$51,005**	55.93 %

Original Mortgage Loan Principal Balances of the Group II Loans

Original Mortgage Amount ($)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0 to 100,000	89	$3,175,651	58.74 %	$35,681	646	56.64 %
100,001 to 200,000	10	1,125,536	20.82	112,554	623	64.45
200,001 to 300,000	3	478,870	8.86	159,623	583	62.19
300,001 to 400,000	3	436,059	8.07	145,353	732	34.11
400,001 to 500,000	1	190,403	3.52	190,403	775	28.00
Total	**106**	**$5,406,518**	**100.00 %**	**$51,005**	**647**	**55.93 %**

Current Mortgage Loan Principal Balances of the Group II Loans

Current Mortgage Amount ($)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0 to 100,000	94	$3,596,388	66.52 %	$38,259	642	55.92 %
100,001 to 200,000	11	1,598,787	29.57	145,344	669	53.18
200,001 to 300,000	1	211,343	3.91	211,343	560	77.00
Total	**106**	**$5,406,518**	**100.00 %**	**$51,005**	**647**	**55.93 %**

Mortgage Rates of the Group II Loans

Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
8.500 to 8.999	4	$626,462	11.59 %	$156,616	745	32.25 %
9.000 to 9.499	8	323,897	5.99	40,487	635	50.21
9.500 to 9.999	28	1,402,738	25.95	50,098	638	55.29
10.000 to 10.499	11	843,137	15.59	76,649	621	66.33
10.500 to 10.999	23	1,275,426	23.59	55,453	636	59.16
11.000 to 11.499	8	188,407	3.48	23,551	605	57.97
11.500 to 11.999	9	308,335	5.70	34,259	609	61.97
12.000 to 12.499	5	194,722	3.60	38,944	672	66.64
12.500 to 12.999	1	15,272	0.28	15,272	547	79.00
13.000 to 13.499	3	88,183	1.63	29,394	738	45.02
13.500 to 13.999	1	19,638	0.36	19,638	553	38.00
14.500 to 14.999	3	73,204	1.35	24,401	675	47.28
16.000 to 16.499	1	24,425	0.45	24,425	571	96.00
16.500 to 16.999	1	22,672	0.42	22,672	675	100.00
Total	**106**	**$5,406,518**	**100.00 %**	**$51,005**	**647**	**55.93 %**

Net Mortgage Rates of the Group II Loans

Net Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
8.500 to 8.999	14	$1,152,443	21.32 %	$82,317	688	42.86 %
9.000 to 9.499	26	1,200,654	22.21	46,179	645	53.83
9.500 to 9.999	17	1,191,956	22.05	70,115	609	61.29
10.000 to 10.499	18	944,567	17.47	52,476	657	62.89
10.500 to 10.999	8	241,725	4.47	30,216	592	54.88
11.000 to 11.499	9	342,583	6.34	38,065	647	68.58
11.500 to 11.999	5	104,468	1.93	20,894	621	61.00
12.500 to 12.999	4	107,821	1.99	26,955	704	43.74
13.500 to 13.999	1	13,377	0.25	13,377	542	61.00
14.000 to 14.499	2	59,827	1.11	29,913	705	44.22
15.500 to 15.999	1	24,425	0.45	24,425	571	96.00
16.000 to 16.499	1	22,672	0.42	22,672	675	100.00
Total	**106**	**$5,406,518**	**100.00 %**	**$51,005**	**647**	**55.93 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Original Loan-to-Value Ratios of the Group II Loans (1)

Original LTV Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0.01 to 50.00	16	$617,652	11.42 %	$38,603	628	36.26%
50.01 to 55.00	1	42,646	0.79	42,646	791	51.00
55.01 to 60.00	5	192,321	3.56	38,464	649	51.87
60.01 to 65.00	7	226,899	4.20	32,414	590	50.14
65.01 to 70.00	13	882,638	16.33	67,895	657	47.72
70.01 to 75.00	20	1,185,266	21.92	59,263	655	59.27
75.01 to 80.00	25	1,620,927	29.98	64,837	639	61.35
80.01 to 85.00	8	348,891	6.45	43,611	672	68.05
85.01 to 90.00	9	242,183	4.48	26,909	670	67.36
95.00 to 100.00	2	47,097	0.87	23,549	621	97.93
Total	**106**	**$5,406,518**	**100.00 %**	**$51,005**	**647**	**55.93%**

(1) 8.27% of the Group II loans are second lien loans. With respect to the Group II Loans secured by second liens, the combined LTVs have been used. As of the closing date, none of the Group II Loans will be secured by second liens.

Current Loan-to-Value Ratios of the Group II Loans (1)

Current LTV Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0.01 to 50.00	40	$2,007,401	37.13 %	$50,185	668	37.26%
50.01 to 55.00	18	604,209	11.18	33,567	662	53.33
55.01 to 60.00	8	316,947	5.86	39,618	621	58.03
60.01 to 65.00	10	605,963	11.21	60,596	628	62.64
65.01 to 70.00	10	467,270	8.64	46,727	658	68.16
70.01 to 75.00	9	689,862	12.76	76,651	641	72.97
75.01 to 80.00	6	501,760	9.28	83,627	582	77.07
80.01 to 85.00	2	146,295	2.71	73,147	658	81.09
85.01 to 90.00	1	19,714	0.36	19,714	645	86.00
95.01 to 100.00	2	47,097	0.87	23,549	621	97.93
Total	**106**	**$5,406,518**	**100.00 %**	**$51,005**	**647**	**55.93%**

(1) 8.27% of the Group II loans are second lien loans. With respect to the Group II Loans secured by second liens, the combined LTVs have been used.. As of the closing date, none of the Group II Loans will be secured by second liens.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Geographical Distribution of Mortgaged Properties of the Group II Loans

State	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
California	20	$1,668,558	30.86 %	$83,428	667	53.38 %
Texas	10	612,632	11.33	61,263	667	58.88
New Jersey	5	334,376	6.18	66,875	606	67.05
Florida	7	255,443	4.72	36,492	639	47.08
Oregon	2	233,026	4.31	116,513	628	67.50
Massachusetts	2	184,635	3.42	92,318	699	68.91
Georgia	5	170,644	3.16	34,129	654	61.09
Other (1)	55	1,947,205	36.02	35,404	628	53.38
Total	**106**	**$5,406,518**	**100.00 %**	**$51,005**	**647**	**55.93 %**

(1) Other includes states and the District of Columbia with less than 3.00% concentrations individually.

Mortgage Loan Purpose of the Group II Loans

Loan Purpose	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Purchase	24	$1,397,937	25.86 %	$58,247	647	59.32 %
Rate/Term Refinance	15	873,251	16.15	58,217	692	53.63
Equity Refinance	67	3,135,330	57.99	46,796	634	55.07
Total	**106**	**$5,406,518**	**100.00 %**	**$51,005**	**647**	**55.93 %**

Occupancy Type of the Group II Loans

Occupancy Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Primary Residence	90	$4,599,686	85.08 %	$51,108	642	55.87 %
Second/Vacation	2	191,855	3.55	95,927	685	31.76
Non-Owner Occupied	14	614,978	11.37	43,927	669	63.92
Total	**106**	**$5,406,518**	**100.00 %**	**$51,005**	**647**	**55.93 %**

Mortgaged Property Types of the Group II Loans

Property Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Single-family detached	91	$4,353,926	80.53 %	$47,845	649	53.68 %
Planned Unit Developments (detached)	3	284,748	5.27	94,916	580	77.25
Condo Low-Rise (less than 5 stories)	4	254,868	4.71	63,717	697	53.52
Two-to-Four Family Units	3	241,265	4.46	80,422	641	67.32
Townhouse	4	211,609	3.91	52,902	624	61.88
Manufactured Home	1	60,102	1.11	60,102	720	62.00
Total	**106**	**$5,406,518**	**100.00 %**	**$51,005**	**647**	**55.93 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Seasoning of the Group II Loans

Seasoning in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
73 to 84	61	$2,596,527	48.03 %	$42,566	635	61.42 %
85 to 96	25	1,413,546	26.15	56,542	636	60.26
97 to 108	11	604,413	11.18	54,947	622	54.26
109 to 120	3	276,303	5.11	92,101	733	42.06
133 to 144	4	433,298	8.01	108,324	728	26.73
145 to 156	1	77,000	1.42	77,000	663	22.00
157 to 168	1	5,431	0.10	5,431	783	8.00
Total	**106**	**$5,406,518**	**100.00 %**	**$51,005**	**647**	**55.93 %**

Original Term of the Group II Loans

Original Term in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
180	106	$5,406,518	100.00 %	$51,005	647	55.93 %
Total	**106**	**$5,406,518**	**100.00 %**	**$51,005**	**647**	**55.93 %**

Remaining Term of the Group II Loans

Remaining Term in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
120 or less	106	$5,406,518	100.00 %	$51,005	647	55.93 %
Total	**106**	**$5,406,518**	**100.00 %**	**$51,005**	**647**	**55.93 %**

Mortgage Loan Documentation Types of the Group II Loans

Documentation Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Full Documentation	77	$3,853,417	71.27 %	$50,044	653	57.71 %
Reduced Documentation	29	1,553,101	28.73	53,555	632	51.53
Total	**106**	**$5,406,518**	**100.00 %**	**$51,005**	**647**	**55.93 %**

RAMP Series 2004-SL1 – Collateral Characteristics (Group III Loans)

Credit Score Distribution of the Group III Loans

Range of Credit Scores	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Current LTV
500 to 519	5	$436,433	1.35 %	$87,287	33.59 %
520 to 539	4	475,203	1.47	118,801	41.82
540 to 559	3	426,908	1.32	142,303	62.78
560 to 579	5	475,103	1.47	95,021	29.23
580 to 599	6	484,390	1.49	80,732	25.53
600 to 619	3	292,435	0.90	97,478	32.50
620 to 639	7	428,422	1.32	61,203	39.80
640 to 659	12	1,951,391	6.02	162,616	38.92
660 to 679	17	2,561,322	7.90	150,666	29.63
680 to 699	22	2,722,008	8.40	123,728	29.82
700 to 719	23	3,209,937	9.90	139,562	35.34
720 to 739	35	4,875,362	15.04	139,296	33.26
740 to 759	21	3,345,521	10.32	159,311	32.18
760 or greater	79	10,726,212	33.09	135,775	26.97
Total	**242**	**$32,410,645**	**100.00 %**	**$133,928**	**31.46 %**

Original Mortgage Loan Principal Balances of the Group III Loans

Original Mortgage Amount ($)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0 to 100,000	45	$1,514,374	4.67 %	$33,653	660	39.35 %
100,001 to 200,000	14	673,085	2.08	48,078	668	30.37
200,001 to 300,000	29	1,906,449	5.88	65,740	696	26.51
300,001 to 400,000	71	11,125,400	34.33	156,696	721	34.15
400,001 to 500,000	50	8,907,814	27.48	178,156	735	31.85
500,001 to 600,000	20	4,642,509	14.32	232,125	711	31.24
600,001 to 700,000	6	1,236,271	3.81	206,045	763	21.00
700,001 to 800,000	3	950,038	2.93	316,679	688	26.25
800,001 to 900,000	1	316,568	0.98	316,568	778	27.00
900,001 to 1,000,000	3	1,138,138	3.51	379,379	724	18.47
Total	**242**	**$32,410,645**	**100.00 %**	**$133,928**	**719**	**31.46 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Current Mortgage Loan Principal Balances of the Group III Loans

Current Mortgage Amount ($)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0 to 100,000	103	$4,641,598	14.32 %	$45,064	689	26.87 %
100,001 to 200,000	88	13,253,717	40.89	150,610	735	24.67
200,001 to 300,000	35	8,949,030	27.61	255,687	709	40.09
300,001 to 400,000	16	5,566,301	17.17	347,894	722	37.60
Total	**242**	**$32,410,645**	**100.00 %**	**$133,928**	**719**	**31.46 %**

Mortgage Rates of the Group III Loans

Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
7.000 to 7.499	46	$8,339,792	25.73 %	$181,300	735	30.06 %
7.500 to 7.999	117	17,637,674	54.42	150,749	717	32.18
8.000 to 8.499	40	4,005,481	12.36	100,137	709	32.58
8.500 to 8.999	36	2,323,762	7.17	64,549	696	29.05
9.000 to 9.499	3	103,937	0.32	34,646	704	34.08
Total	**242**	**$32,410,645**	**100.00 %**	**$133,928**	**719**	**31.46 %**

Net Mortgage Rates of the Group III Loans

Net Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
7.000 to 7.499	150	$23,898,596	73.74 %	$159,324	725	32.10 %
7.500 to 7.999	60	6,408,233	19.77	106,804	704	29.13
8.000 to 8.499	32	2,103,816	6.49	65,744	703	31.31
Total	**242**	**$32,410,645**	**100.00 %**	**$133,928**	**719**	**31.46 %**

Original Loan-to-Value Ratios of the Group III Loans

Original LTV Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0.01 to 50.00	45	$5,286,013	16.31 %	$117,467	723	17.32%
50.01 to 55.00	23	1,998,735	6.17	86,902	718	22.65
55.01 to 60.00	25	3,761,378	11.61	150,455	718	28.95
60.01 to 65.00	25	3,119,673	9.63	124,787	706	28.80
65.01 to 70.00	44	7,136,253	22.02	162,188	729	34.02
70.01 to 75.00	29	4,297,410	13.26	148,187	736	36.23
75.01 to 80.00	46	6,365,274	19.64	138,376	706	40.91
80.01 to 85.00	3	381,334	1.18	127,111	666	54.29
85.01 to 90.00	1	865	0.01	865	747	1.00
90.01 to 95.00	1	63,711	0.20	63,711	628	72.00
Total	**242**	**$32,410,645**	**100.00 %**	**$133,928**	**719**	**31.46%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Current Loan-to-Value Ratios of the Group III Loans

Current LTV Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0.01 to 50.00	218	$28,052,372	86.55 %	$128,681	723	27.22%
50.01 to 55.00	9	1,423,290	4.39	158,143	730	53.37
55.01 to 60.00	9	1,581,786	4.88	175,754	715	58.73
60.01 to 65.00	3	855,518	2.64	285,173	675	62.39
65.01 to 70.00	2	433,968	1.34	216,984	583	67.59
70.01 to 75.00	1	63,711	0.20	63,711	628	72.00
Total	**242**	**$32,410,645**	**100.00 %**	**$133,928**	**719**	**31.46%**

Geographical Distribution of Mortgaged Properties of the Group III Loans

State	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
California	98	$16,091,740	49.65 %	$164,201	731	29.96 %
New York	29	3,535,385	10.91	121,910	733	34.16
Florida	20	2,558,070	7.89	127,904	705	28.70
New Jersey	21	1,615,788	4.99	76,942	709	23.72
Texas	10	1,240,626	3.83	124,063	688	31.77
Other (1)	64	7,369,036	22.74	115,141	700	36.05
Total	**242**	**$32,410,645**	**100.00 %**	**$133,928**	**719**	**31.46 %**

(1) Other includes states and the District of Columbia with less than 3.00% concentrations individually.

Mortgage Loan Purpose of the Group III Loans

Loan Purpose	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Purchase	47	$7,181,470	22.16 %	$152,797	722	38.41 %
Rate/Term Refinance	149	20,599,106	63.56	138,249	716	30.35
Equity Refinance	46	4,630,069	14.29	100,654	729	25.62
Total	**242**	**$32,410,645**	**100.00 %**	**$133,928**	**719**	**31.46 %**

Occupancy Type of the Group III Loans

Occupancy Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Primary Residence	229	$30,757,742	94.90 %	$134,313	720	31.46 %
Second/Vacation	10	1,559,825	4.81	155,983	700	30.83
Non-Owner Occupied	3	93,078	0.29	31,026	652	44.51
Total	**242**	**$32,410,645**	**100.00 %**	**$133,928**	**719**	**31.46 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Mortgaged Property Types of the Group III Loans

Property Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Single-family detached	199	$26,810,245	82.72 %	$134,725	715	31.24 %
Planned Unit Developments (detached)	22	3,621,794	11.17	164,627	750	35.08
Condo Low-Rise (less than 5 stories)	6	765,077	2.36	127,513	692	22.81
Co-op	2	280,094	0.86	140,047	760	39.60
Two-to-Four Family Units	4	136,680	0.42	34,170	734	22.38
Planned Unit Developments (attached)	2	155,844	0.48	77,922	720	14.17
Condo High-Rise (9 stories or more)	5	546,622	1.69	109,324	767	32.39
Townhouse	1	53,494	0.17	53,494	676	27.00
Manufactured Home	1	40,794	0.13	40,794	687	51.00
Total	**242**	**$32,410,645**	**100.00 %**	**$133,928**	**719**	**31.46 %**

Seasoning of the Group III Loans

Seasoning in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
25 to 36	3	$430,066	1.33 %	$143,355	556	65.05 %
49 to 60	11	2,464,711	7.60	224,065	719	54.29
61 to 72	18	3,461,251	10.68	192,292	741	43.60
73 to 84	34	4,080,787	12.59	120,023	677	42.72
85 to 96	2	112,360	0.35	56,180	632	48.14
97 to 108	9	1,923,930	5.94	213,770	729	36.14
109 to 120	6	867,727	2.68	144,621	735	33.57
121 to 132	65	9,579,625	29.56	147,379	737	23.86
133 to 144	94	9,490,187	29.28	100,959	716	21.08
Total	**242**	**$32,410,645**	**100.00 %**	**$133,928**	**719**	**31.46 %**

Original Term of the Group III Loans

Original Term in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
180 or less	242	$32,410,645	100.00 %	$133,928	719	31.46 %
Total	**242**	**$32,410,645**	**100.00 %**	**$133,928**	**719**	**31.46 %**

Remaining Term of the Group III Loans

Remaining Term in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
120 or less	230	$29,713,371	91.68 %	$129,189	722	29.15 %
121 to 150	12	2,697,275	8.32	224,773	693	56.89
Total	**242**	**$32,410,645**	**100.00 %**	**$133,928**	**719**	**31.46 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Mortgage Loan Documentation Types of the Group III Loans

Documentation Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Full Documentation	167	$24,034,475	74.16 %	$143,919	719	32.74 %
Reduced Documentation	75	8,376,170	25.84	111,682	719	27.81
Total	**242**	**$32,410,645**	**100.00 %**	**$133,928**	**719**	**31.46 %**

Prepayment Penalty Terms of the Group III Loans

Prepayment Penalty Term	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
None [(1)]	241	$32,143,888	99.18 %	133,377	719	31.23 %
60 Months	1	266,757	0.82	$266,757	743	60.00
Total	**242**	**$32,410,645**	**100.00 %**	**$133,928**	**719**	**31.46 %**

(1) Indicates expired or was never originally applicable

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

RAMP Series 2004-SL1 – Collateral Characteristics (Group IV Loans)

Credit Score Distribution of the Group IV Loans

Range of Credit Scores	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Current LTV
500 to 519	1	$227,786	0.41 %	$227,786	57.00 %
520 to 539	1	218,241	0.40	218,241	47.00
540 to 559	3	892,588	1.62	297,529	56.78
580 to 599	1	737,150	1.34	737,150	52.00
600 to 619	10	2,801,869	5.09	280,187	47.97
620 to 639	8	2,218,783	4.03	277,348	48.59
640 to 659	14	4,039,649	7.34	288,546	45.88
660 to 679	8	3,170,176	5.76	396,272	52.10
680 to 699	11	3,332,840	6.06	302,985	51.98
700 to 719	18	4,387,267	7.98	243,737	43.74
720 to 739	32	9,185,735	16.70	287,054	49.86
740 to 759	26	7,197,666	13.08	276,833	45.99
760 or greater	61	16,598,845	30.18	272,112	46.66
Total	**194**	**$55,008,597**	**100.00 %**	**$283,549**	**47.87 %**

Original Mortgage Loan Principal Balances of the Group IV Loans

Original Mortgage Amount ($)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0 to 100,000	3	$111,169	0.20 %	$37,056	691	47.99 %
100,001 to 200,000	7	417,699	0.76	59,671	739	29.39
200,001 to 300,000	8	1,088,488	1.98	136,061	681	39.46
300,001 to 400,000	81	18,980,476	34.50	234,327	717	47.00
400,001 to 500,000	57	17,563,868	31.93	308,138	723	48.95
500,001 to 600,000	20	7,852,039	14.27	392,602	733	48.37
600,001 to 700,000	13	5,899,536	10.72	453,810	716	50.46
700,001 to 800,000	1	318,060	0.58	318,060	774	27.00
800,001 to 900,000	2	1,398,114	2.54	699,057	655	50.11
900,001 to 1,000,000	1	526,632	0.96	526,632	606	36.00
1,000,001 to 1,100,000	1	852,514	1.55	852,514	669	54.00
Total	**194**	**$55,008,597**	**100.00 %**	**$283,549**	**717**	**47.87 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Current Mortgage Loan Principal Balances of the Group IV Loans

Current Mortgage Amount ($)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0 to 100,000	17	$836,338	1.52 %	$49,196	747	23.87 %
100,001 to 200,000	30	4,668,309	8.49	155,610	731	27.91
200,001 to 300,000	64	16,533,716	30.06	258,339	711	45.79
300,001 to 400,000	57	19,782,189	35.96	347,056	720	53.05
400,001 to 500,000	17	7,656,302	13.92	450,371	735	48.67
500,001 to 600,000	6	3,281,113	5.96	546,852	706	57.31
600,001 to 700,000	1	660,964	1.20	660,964	727	48.00
700,001 to 800,000	1	737,150	1.34	737,150	591	52.00
800,001 to 900,000	1	852,514	1.55	852,514	669	54.00
Total	**194**	**$55,008,597**	**100.00 %**	**$283,549**	**717**	**47.87 %**

Mortgage Rates of the Group IV Loans

Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
6.500 to 6.999	75	$23,189,380	42.16 %	$309,192	727	51.02 %
7.000 to 7.499	114	31,055,778	56.46	272,419	710	45.36
7.500 to 7.999	5	763,439	1.39	152,688	720	54.63
Total	**194**	**$55,008,597**	**100.00 %**	**$283,549**	**717**	**47.87 %**

Net Mortgage Rates of the Group IV Loans

Net Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
6.500 to 6.999	194	$55,008,597	100.00 %	$283,549	717	47.87 %
Total	**194**	**$55,008,597**	**100.00 %**	**$283,549**	**717**	**47.87 %**

Original Loan-to-Value Ratios of the Group IV Loans

Original LTV Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0.01 to 50.00	25	$6,412,057	11.66 %	$256,482	746	29.07%
50.01 to 55.00	14	3,516,065	6.39	251,148	726	34.58
55.01 to 60.00	24	6,284,662	11.42	261,861	700	40.78
60.01 to 65.00	26	7,448,613	13.54	286,485	686	44.32
65.01 to 70.00	29	8,986,604	16.34	309,883	722	48.41
70.01 to 75.00	26	6,910,621	12.56	265,793	713	55.45
75.01 to 80.00	48	14,985,904	27.24	312,206	725	59.64
85.01 to 90.00	2	464,070	0.84	232,035	729	58.39
Total	**194**	**$55,008,597**	**100.00 %**	**$283,549**	**717**	**47.87%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Current Loan-to-Value Ratios of the Group IV Loans

Current LTV Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0.01 to 50.00	121	$29,853,140	54.27 %	$246,720	721	38.04%
50.01 to 55.00	24	8,219,150	14.94	342,465	691	53.38
55.01 to 60.00	28	8,774,062	15.95	313,359	723	57.67
60.01 to 65.00	6	2,092,157	3.80	348,693	717	63.39
65.01 to 70.00	10	3,973,794	7.22	397,379	717	68.36
70.01 to 75.00	5	2,096,294	3.81	419,259	748	71.00
Total	**194**	**$55,008,597**	**100.00 %**	**$283,549**	**717**	**47.87%**

Geographical Distribution of Mortgaged Properties of the Group IV Loans

State	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
California	60	$18,238,107	33.16 %	$303,968	719	44.34 %
Texas	17	5,334,059	9.70	313,768	709	54.95
Florida	14	4,770,036	8.67	340,717	719	51.95
New York	16	3,451,835	6.28	215,740	721	41.60
New Jersey	11	2,440,616	4.44	221,874	696	46.44
Colorado	6	1,697,976	3.09	282,996	697	52.89
Maryland	5	1,684,369	3.06	336,874	754	49.80
Other (1)	65	17,391,598	31.62	267,563	718	49.07
Total	**194**	**$55,008,597**	**100.00 %**	**$283,549**	**717**	**47.87 %**

(1) Other includes states and the District of Columbia with less than 3.00% concentrations individually.

Mortgage Loan Purpose of the Group IV Loans

Loan Purpose	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Purchase	44	$13,467,694	24.48 %	$306,084	730	52.66 %
Rate/Term Refinance	106	29,283,303	53.23	276,258	714	48.37
Equity Refinance	44	12,257,599	22.28	278,582	712	41.43
Total	**194**	**$55,008,597**	**100.00 %**	**$283,549**	**717**	**47.87 %**

Occupancy Type of the Group IV Loans

Occupancy Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Primary Residence	186	$52,710,191	95.82 %	$283,388	716	47.48 %
Second/Vacation	8	2,298,406	4.18	287,301	749	56.91
Total	**194**	**$55,008,597**	**100.00 %**	**$283,549**	**717**	**47.87 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Mortgaged Property Types of the Group IV Loans

Property Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Single-family detached	129	$37,557,421	68.28 %	$291,143	722	47.60 %
Planned Unit Developments (detached)	52	14,852,247	27.00	285,620	701	47.61
Condo Low-Rise (less than 5 stories)	4	1,184,801	2.15	296,200	774	57.24
Co-op	3	387,992	0.71	129,331	736	44.79
Two-to-Four Family Units	2	109,843	0.20	54,922	751	27.42
Planned Unit Developments (attached)	1	249,724	0.45	249,724	698	57.00
Condo High-Rise (9 stories or more)	2	327,881	0.60	163,940	649	41.83
Leasehold	1	338,686	0.62	338,686	787	66.00
Total	**194**	**$55,008,597**	**100.00 %**	**$283,549**	**717**	**47.87 %**

Seasoning of the Group IV Loans

Seasoning in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
25 to 36	31	$11,899,620	21.63 %	$383,859	716	59.71 %
37 to 48	2	785,936	1.43	392,968	776	62.06
49 to 60	10	3,357,918	6.10	335,792	700	44.21
61 to 72	103	29,852,137	54.27	289,827	715	46.46
73 to 84	23	5,616,667	10.21	244,203	720	44.90
85 to 96	1	49,150	0.09	49,150	796	7.00
109 to 120	3	501,578	0.91	167,193	722	29.81
121 to 132	21	2,945,590	5.35	140,266	745	24.23
Total	**194**	**$55,008,597**	**100.00 %**	**$283,549**	**717**	**47.87 %**

Original Term of the Group IV Loans

Original Term in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
180 or less	194	$55,008,597	100.00 %	$283,549	717	47.87 %
Total	**194**	**$55,008,597**	**100.00 %**	**$283,549**	**717**	**47.87 %**

Remaining Term of the Group IV Loans

Remaining Term in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
120 to less	156	$40,647,954	73.89 %	$260,564	718	44.54 %
121 to 150	38	14,360,643	26.11	377,912	716	57.30
Total	**194**	**$55,008,597**	**100.00 %**	**$283,549**	**717**	**47.87 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Mortgage Loan Documentation Types of the Group IV Loans

Documentation Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Full Documentation	166	$49,271,172	89.57 %	$296,814	720	48.55 %
Reduced Documentation	28	5,737,425	10.43	204,908	694	42.07
Total	**194**	**$55,008,597**	**100.00 %**	**$283,549**	**717**	**47.87 %**

Prepayment Penalty Terms of the Group IV Loans

Prepayment Penalty Term	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
None [1]	190	$53,806,724	97.82 %	$283,193	718	47.74 %
60 Months	4	1,201,873	2.18	300,468	681	53.76
Total	**194**	**$55,008,597**	**100.00 %**	**$283,549**	**717**	**47.87 %**

(1) Indicates expired or was never originally applicable

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

RAMP Series 2004-SL1 – Collateral Characteristics (Group V Loans)

Credit Score Distribution of the Group V Loans

Range of Credit Scores	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Current LTV
540 to 559	1	$376,772	1.04 %	$376,772	54.00 %
600 to 619	1	245,834	0.68	245,834	36.00
620 to 639	3	1,177,959	3.24	392,653	41.45
640 to 659	2	570,165	1.57	285,083	48.16
660 to 679	5	1,335,475	3.68	267,095	52.17
680 to 699	10	2,699,208	7.43	269,921	50.36
700 to 719	9	3,144,059	8.66	349,340	50.35
720 to 739	14	4,385,396	12.08	313,243	45.39
740 to 759	24	7,091,207	19.53	295,467	47.30
760 or greater	50	15,285,018	42.09	305,700	47.86
Total	**119**	**$36,311,094**	**100.00 %**	**$305,135**	**47.79 %**

Original Mortgage Loan Principal Balances of the Group V Loans

Original Mortgage Amount ($)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0 to 100,000	1	$17,761	0.05 %	$17,761	747	24.00 %
100,001 to 200,000	1	109,010	0.30	109,010	747	34.00
200,001 to 300,000	6	896,953	2.47	149,492	707	47.94
300,001 to 400,000	52	13,548,813	37.31	260,554	736	44.44
400,001 to 500,000	28	8,861,356	24.40	316,477	740	47.43
500,001 to 600,000	22	7,776,553	21.42	353,480	752	51.28
600,001 to 700,000	5	2,401,347	6.61	480,269	748	48.63
700,001 to 800,000	2	1,214,847	3.35	607,424	693	53.07
800,001 to 900,000	1	648,230	1.79	648,230	767	55.00
900,001 to 1,000,000	1	836,224	2.30	836,224	810	60.00
Total	**119**	**$36,311,094**	**100.00 %**	**$305,135**	**742**	**47.79 %**

Current Mortgage Loan Principal Balances of the Group V Loans

Current Mortgage Amount ($)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0 to 100,000	5	$204,321	0.56 %	$40,864	762	9.98 %
100,001 to 200,000	13	2,079,329	5.73	159,948	750	34.67
200,001 to 300,000	43	11,295,131	31.11	262,677	737	42.57
300,001 to 400,000	40	13,716,396	37.77	342,910	736	50.37
400,001 to 500,000	13	5,759,486	15.86	443,037	757	52.92
500,001 to 600,000	2	1,123,811	3.09	561,905	684	52.92
600,001 to 700,000	2	1,296,395	3.57	648,198	756	58.00
800,001 to 900,000	1	836,224	2.30	836,224	810	60.00
Total	**119**	**$36,311,094**	**100.00 %**	**$305,135**	**742**	**47.79 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Mortgage Rates of the Group V Loans

Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
5.500 to 5.999	2	$441,569	1.22 %	$220,785	722	57.94 %
6.000 to 6.499	24	7,380,731	20.33	307,530	749	48.49
6.500 to 6.999	91	28,103,837	77.40	308,833	739	47.30
7.000 to 7.499	2	384,957	1.06	192,478	783	59.09
Total	**119**	**$36,311,094**	**100.00 %**	**$305,135**	**742**	**47.79 %**

Net Mortgage Rates of the Group V Loans

Net Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
5.000 to 5.499	1	$284,045	0.78 %	$284,045	723	64.00 %
5.500 to 5.999	17	4,629,955	12.75	$272,350	733	43.67
6.000 to 6.499	101	31,397,093	86.47	$310,862	743	48.26
Total	**119**	**$36,311,094**	**100.00 %**	**$305,135**	**742**	**47.79 %**

Original Loan-to-Value Ratios of the Group V Loans

Original LTV Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0.01 to 50.00	20	$5,002,469	13.78 %	$250,123	735	28.96%
50.01 to 55.00	7	2,101,491	5.79	300,213	739	35.85
55.01 to 60.00	16	5,152,344	14.19	322,022	748	42.00
60.01 to 65.00	17	5,592,774	15.40	328,987	741	47.65
65.01 to 70.00	9	3,838,875	10.57	426,542	738	54.27
70.01 to 75.00	18	5,831,788	16.06	323,988	730	56.80
75.01 to 80.00	31	8,773,592	24.16	283,019	751	56.12
80.01 to 85.00	1	17,761	0.05	17,761	747	24.00
Total	**119**	**$36,311,094**	**100.00 %**	**$305,135**	**742**	**47.79%**

Current Loan-to-Value Ratios of the Group V Loans

Current LTV Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0.01 to 50.00	69	$18,174,148	50.05 %	$263,393	741	37.81%
50.01 to 55.00	18	6,246,453	17.20	347,025	725	53.39
55.01 to 60.00	22	7,922,257	21.82	360,103	756	57.87
60.01 to 65.00	5	2,169,125	5.97	433,825	739	62.22
65.01 to 70.00	5	1,799,111	4.95	359,822	744	67.49
Total	**119**	**$36,311,094**	**100.00 %**	**$305,135**	**742**	**47.79%**

Geographical Distribution of Mortgaged Properties of the Group V Loans

State	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
California	46	$13,831,016	38.09 %	$300,674	752	46.17 %
Texas	14	4,054,210	11.17	289,586	744	49.58
Florida	8	2,944,050	8.11	368,006	730	55.44
New York	9	2,441,303	6.72	271,256	696	40.01
Georgia	5	1,549,853	4.27	309,971	759	56.82
Tennessee	5	1,386,783	3.82	277,357	706	47.25
Virginia	4	1,281,261	3.53	320,315	733	44.42
New Jersey	4	1,125,047	3.10	281,262	753	53.34
Other (1)	24	7,697,572	21.20	320,732	743	47.35
Total	**119**	**$36,311,094**	**100.00 %**	**$305,135**	**742**	**47.79 %**

(1) Other includes states and the District of Columbia with less than 3.00% concentrations individually.

Mortgage Loan Purpose of the Group V Loans

Loan Purpose	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Purchase	36	$10,946,726	30.15 %	$304,076	751	50.90 %
Rate/Term Refinance	63	18,827,106	51.85	298,843	736	45.60
Equity Refinance	20	6,537,261	18.00	326,863	742	48.91
Total	**119**	**$36,311,094**	**100.00 %**	**$305,135**	**742**	**47.79 %**

Occupancy Type of the Group V Loans

Occupancy Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Primary Residence	115	$35,033,674	96.48 %	$304,641	742	47.29 %
Second/Vacation	4	1,277,420	3.52	319,355	726	61.74
Total	**119**	**$36,311,094**	**100.00 %**	**$305,135**	**742**	**47.79 %**

Mortgaged Property Types of the Group V Loans

Property Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Single-family detached	87	$26,297,353	72.42 %	$302,268	739	46.13 %
Planned Unit Developments (detached)	27	8,363,764	23.03	309,769	749	51.39
Condo Low-Rise (less than 5 stories)	2	757,175	2.09	378,588	744	57.11
Condo High-Rise (9 stories or more)	1	278,124	0.77	278,124	772	55.00
Townhouse	1	165,420	0.46	165,420	785	26.00
Condo Mid-Rise (5 to 8 stories)	1	449,258	1.24	449,258	713	66.00
Total	**119**	**$36,311,094**	**100.00 %**	**$305,135**	**742**	**47.79 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Seasoning of the Group V Loans

Seasoning in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
25 to 36	31	$10,551,620	29.06 %	$340,375	744	50.83 %
37 to 48	1	342,588	0.94	342,588	749	54.00
49 to 60	8	2,229,740	6.14	278,717	690	47.26
61 to 72	70	21,249,270	58.52	303,561	744	47.23
73 to 84	5	1,203,010	3.31	240,602	762	39.81
109 to 120	1	228,467	0.63	228,467	729	28.00
121 to 132	3	506,398	1.39	168,799	776	34.32
Total	**119**	**$36,311,094**	**100.00 %**	**$305,135**	**742**	**47.79 %**

Original Term of the Group V Loans

Original Term in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
180 or less	119	$36,311,094	100.00 %	$305,135	742	47.79 %
Total	**119**	**$36,311,094**	**100.00 %**	**$305,135**	**742**	**47.79 %**

Remaining Term of the Group V Loans

Remaining Term in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
120 to less	86	$25,255,708	69.55 %	$293,671	740	45.75 %
121 to 150	33	11,055,386	30.45	335,012	745	52.47
Total	**119**	**$36,311,094**	**100.00 %**	**$305,135**	**742**	**47.79 %**

Mortgage Loan Documentation Types of the Group V Loans

Documentation Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Full Documentation	108	$33,004,717	90.89 %	$305,599	742	47.96 %
Reduced Documentation	11	3,306,377	9.11	300,580	741	46.12
Total	**119**	**$36,311,094**	**100.00 %**	**$305,135**	**742**	**47.79 %**

Prepayment Penalty Terms of the Group V Loans

Prepayment Penalty Term	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
None (1)	108	$32,960,099	90.77 %	$305,186	742	48.07 %
60 Months	11	3,350,995	9.23	304,636	741	45.11
Total	**119**	**$36,311,094**	**100.00 %**	**$305,135**	**742**	**47.79 %**

(1) Indicates expired or was never originally applicable

RAMP Series 2004-SL1 – Collateral Characteristics (Group VI Loans)

Credit Score Distribution of the Group VI Loans

Range of Credit Scores	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Current LTV
500 to 519	7	$610,467	3.11 %	$87,210	64.04 %
520 to 539	14	1,442,143	7.34	103,010	68.95
540 to 559	13	1,351,530	6.88	103,964	67.66
560 to 579	15	1,064,772	5.42	70,985	63.32
580 to 599	14	1,491,549	7.59	106,539	74.13
600 to 619	22	3,023,935	15.39	137,452	67.56
620 to 639	17	1,736,118	8.83	102,125	73.69
640 to 659	21	1,676,933	8.53	79,854	71.57
660 to 679	10	1,676,981	8.53	167,698	64.45
680 to 699	9	939,421	4.78	104,380	67.60
700 to 719	12	1,861,283	9.47	155,107	65.87
720 to 739	6	1,045,047	5.32	174,174	62.82
740 to 759	9	759,664	3.87	84,407	59.63
760 or greater	8	972,994	4.95	121,624	71.52
Total	**177**	**$19,652,835**	**100.00 %**	**$111,033**	**67.93 %**

Original Mortgage Loan Principal Balances of the Group VI Loans

Original Mortgage Amount ($)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0 to 100,000	114	$5,813,858	29.58 %	$50,999	622	68.60 %
100,001 to 200,000	23	2,830,599	14.40	123,070	616	69.41
200,001 to 300,000	19	3,984,119	20.27	209,690	627	69.58
300,001 to 400,000	15	4,237,055	21.56	282,470	656	66.81
400,001 to 500,000	3	783,976	3.99	261,325	695	59.53
500,001 to 600,000	1	490,632	2.50	490,632	675	70.00
800,001 to 900,000	2	1,512,596	7.70	756,298	667	64.98
Total	**177**	**$19,652,835**	**100.00 %**	**$111,033**	**637**	**67.93 %**

Current Mortgage Loan Principal Balances of the Group VI Loans

Current Mortgage Amount ($)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0 to 100,000	120	$6,313,554	32.13 %	$52,613	622	66.59 %
100,001 to 200,000	26	3,775,572	19.21	145,214	621	68.50
200,001 to 300,000	20	4,841,446	24.63	242,072	637	70.47
300,001 to 400,000	8	2,719,035	13.84	339,879	673	66.97
400,001 to 500,000	1	490,632	2.50	490,632	675	70.00
700,001 to 800,000	2	1,512,596	7.70	756,298	667	64.98
Total	**177**	**$19,652,835**	**100.00 %**	**$111,033**	**637**	**67.93 %**

Mortgage Rates of the Group VI Loans

Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
8.500 to 8.999	17	$3,711,059	18.88 %	$218,298	644	66.93 %
9.000 to 9.499	28	5,562,929	28.31	198,676	660	63.08
9.500 to 9.999	46	5,130,013	26.10	111,522	614	70.48
10.000 to 10.499	26	1,969,116	10.02	75,735	650	71.78
10.500 to 10.999	22	1,407,078	7.16	63,958	614	70.32
11.000 to 11.499	11	655,002	3.33	59,546	634	73.42
11.500 to 11.999	8	312,756	1.59	39,095	637	74.97
12.000 to 12.499	4	196,698	1.00	49,175	581	64.68
12.500 to 12.999	5	328,013	1.67	65,603	608	77.05
13.000 to 13.499	3	139,115	0.71	46,372	594	75.60
13.500 to 13.999	4	199,885	1.02	49,971	656	59.35
14.500 to 14.999	1	3,915	0.02	3,915	777	27.00
16.000 to 16.499	1	4,779	0.02	4,779	575	21.00
16.500 to 16.999	1	32,476	0.17	32,476	569	50.00
Total	**177**	**$19,652,835**	**100.00 %**	**$111,033**	**637**	**67.93 %**

Net Mortgage Rates of the Group VI Loans

Net Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
8.500 to 8.999	53	$9,393,239	47.80 %	$177,231	645	65.04 %
9.000 to 9.499	37	4,908,877	24.98	132,672	631	70.09
9.500 to 9.999	30	2,291,948	11.66	76,398	641	70.54
10.000 to 10.499	24	1,452,217	7.39	60,509	626	71.68
10.500 to 10.999	8	444,813	2.26	55,602	617	72.77
11.000 to 11.499	6	256,860	1.31	42,810	645	76.32
11.500 to 11.999	6	305,014	1.55	50,836	602	69.45
12.000 to 12.499	3	219,697	1.12	73,232	593	76.53
12.500 to 12.999	3	139,115	0.71	46,372	594	75.60
13.000 to 13.499	4	199,885	1.02	49,971	656	59.35
14.500 to 14.999	1	3,915	0.02	3,915	777	27.00
15.500 to 15.999	2	37,255	0.19	18,628	570	46.28
Total	**177**	**$19,652,835**	**100.00 %**	**$111,033**	**637**	**67.93 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Original Loan-to-Value Ratios of the Group VI Loans (1)

Original LTV Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0.01 to 50.00	14	$631,243	3.21 %	$45,089	629	36.33%
50.01 to 55.00	3	147,303	0.75	49,101	634	35.40
55.01 to 60.00	9	926,016	4.71	102,891	685	54.54
60.01 to 65.00	10	1,138,386	5.79	113,839	611	55.14
65.01 to 70.00	19	2,066,159	10.51	108,745	637	62.17
70.01 to 75.00	29	4,435,077	22.57	152,934	646	66.56
75.01 to 80.00	59	6,356,673	32.34	107,740	625	72.48
80.01 to 85.00	11	1,109,057	5.64	100,823	630	71.66
85.01 to 90.00	21	2,799,477	14.24	133,308	648	81.10
95.01 to 100.00	2	43,445	0.22	21,722	660	60.57
Total	**177**	**$19,652,835**	**100.00 %**	**$111,033**	**637**	**67.93%**

(1) 0.02% of the Group VI loans are second lien loans. With respect to the Group VI Loans secured by second liens, the combined LTVs have been used. As of the closing date, none of the Group VI Loans will be secured by second liens.

Current Loan-to-Value Ratios of the Group VI Loans (1)

Current LTV Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0.01 to 50.00	23	$1,180,383	6.01 %	$51,321	639	36.67%
50.01 to 55.00	8	926,233	4.71	115,779	663	52.68
55.01 to 60.00	14	1,764,043	8.98	126,003	642	57.94
60.01 to 65.00	15	3,168,926	16.12	211,262	626	63.01
65.01 to 70.00	27	3,916,399	19.93	145,052	663	68.67
70.01 to 75.00	31	2,669,188	13.58	86,103	602	73.08
75.01 to 80.00	40	4,289,942	21.83	107,249	635	77.23
80.01 to 85.00	11	1,076,166	5.48	97,833	603	82.27
85.01 to 90.00	8	661,555	3.37	82,694	694	86.30
Total	**177**	**$19,652,835**	**100.00 %**	**$111,033**	**637**	**67.93%**

(1) 0.02% of the Group VI loans are second lien loans. With respect to the Group VI Loans secured by second liens, the combined LTVs have been used. As of the closing date, none of the Group VI Loans will be secured by second liens.

Geographical Distribution of Mortgaged Properties of the Group VI Loans

State	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
California	29	$5,469,827	27.83 %	$188,615	656	63.17 %
New York	23	3,318,391	16.89	144,278	632	68.16
Texas	19	1,901,883	9.68	100,099	624	72.06
Florida	20	1,419,407	7.22	70,970	648	66.93
Illinois	5	787,589	4.01	157,518	666	65.64
New Jersey	3	771,491	3.93	257,164	559	73.17
Georgia	9	658,930	3.35	73,214	650	73.31
Other (1)	69	5,325,316	27.10	77,178	628	70.37
Total	**177**	**$19,652,835**	**100.00 %**	**$111,033**	**637**	**67.93 %**

(1) Other includes states and the District of Columbia with less than 3.00% concentrations individually.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Mortgage Loan Purpose of the Group VI Loans

Loan Purpose	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Purchase	85	$10,098,868	51.39 %	$118,810	643	71.14 %
Rate/Term Refinance	32	4,330,167	22.03	135,318	638	64.52
Equity Refinance	60	5,223,800	26.58	87,063	625	64.52
Total	**177**	**$19,652,835**	**100.00 %**	**$111,033**	**637**	**67.93 %**

Occupancy Type of the Group VI Loans

Occupancy Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Primary Residence	154	$18,084,089	92.02 %	$117,429	635	68.07 %
Second/Vacation	3	452,409	2.30	150,803	729	66.95
Non-Owner Occupied	20	1,116,337	5.68	55,817	634	66.04
Total	**177**	**$19,652,835**	**100.00 %**	**$111,033**	**637**	**67.93 %**

Mortgaged Property Types of the Group VI Loans

Property Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Single-family detached	140	$14,966,917	76.16 %	$106,907	634	67.57 %
Planned Unit Developments (detached)	10	2,169,414	11.04	216,941	667	68.94
Condo Low-Rise (less than 5 stories)	6	369,787	1.88	61,631	563	56.83
Co-op	3	114,025	0.58	38,008	641	78.01
Two-to-Four Family Units	9	919,366	4.68	102,152	629	66.47
Planned Unit Developments (attached)	3	610,443	3.11	203,481	590	71.99
Condo High-Rise (9 stories or more)	2	96,412	0.49	48,206	690	75.09
Townhouse	3	316,753	1.61	105,584	733	81.42
Manufactured Home	1	89,717	0.46	89,717	714	67.00
Total	**177**	**$19,652,835**	**100.00 %**	**$111,033**	**637**	**67.93 %**

Seasoning of the Group VI Loans

Seasoning in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
37 to 48	1	$274,396	1.40 %	$274,396	637	78.00 %
73 to 84	99	7,158,423	36.42	72,307	617	72.74
85 to 96	17	1,485,420	7.56	87,378	630	66.32
97 to 108	15	2,100,553	10.69	140,037	655	61.39
109 to 120	11	2,833,178	14.42	257,562	643	71.13
133 to 144	19	3,970,614	20.20	208,980	663	63.75
145 to 156	10	1,656,169	8.43	165,617	637	60.30
157 to 168	1	111,129	0.57	111,129	618	70.00
181 or greater	4	62,954	0.32	15,738	691	48.93
Total	**177**	**$19,652,835**	**100.00 %**	**$111,033**	**637**	**67.93 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Original Term of the Group VI Loans

Original Term in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
211 to 240	8	$323,379	1.65 %	$40,422	617	54.76 %
271 to 300	2	365,334	1.86	182,667	669	56.24
301 to 330	2	399,844	2.03	199,922	570	58.76
331 to 360	165	18,564,279	94.46	112,511	638	68.58
Total	**177**	**$19,652,835**	**100.00 %**	**$111,033**	**637**	**67.93 %**

Remaining Term of the Group VI Loans

Remaining Term in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
120 to less	5	$112,721	0.57 %	$22,544	618	44.99 %
151 to 180	8	657,860	3.35	82,233	592	59.08
181 to 210	3	723,762	3.68	241,254	610	65.40
211 to 240	25	4,919,636	25.03	196,785	670	62.65
241 to 270	29	5,105,709	25.98	176,059	647	66.79
271 to 300	106	7,858,750	39.99	74,139	617	72.92
301 to 330	1	274,396	1.40	274,396	637	78.00
Total	**177**	**$19,652,835**	**100.00 %**	**$111,033**	**637**	**67.93 %**

Mortgage Loan Documentation Types of the Group VI Loans

Documentation Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Full Documentation	132	$15,076,599	76.71 %	$114,217	643	69.14 %
Reduced Documentation	45	4,576,236	23.29	101,694	616	63.92
Total	**177**	**$19,652,835**	**100.00 %**	**$111,033**	**637**	**67.93 %**

Prepayment Penalty Terms of the Group VI Loans

Prepayment Penalty Term	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
None (1)	176	$19,378,439	98.60 %	$110,105	637	67.78 %
60 Months	1	274,396	1.40	274,396	637	78.00
Total	**177**	**$19,652,835**	**100.00 %**	**$111,033**	**637**	**67.93 %**

(1) Indicates expired or was never originally applicable

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

RAMP Series 2004-SL1 – Collateral Characteristics (Group VII Loans)

Credit Score Distribution of the Group VII Loans

Range of Credit Scores	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Current LTV
500 to 519	10	$2,796,527	1.51 %	$279,653	72.59 %
520 to 539	15	3,960,217	2.15	264,014	62.88
540 to 559	15	4,225,887	2.29	281,726	65.47
560 to 579	27	8,793,737	4.76	325,694	62.42
580 to 599	30	9,923,708	5.38	330,790	63.31
600 to 619	41	14,048,443	7.61	342,645	66.23
620 to 639	38	14,600,233	7.91	384,217	65.13
640 to 659	41	13,012,382	7.05	317,375	66.57
660 to 679	53	16,701,743	9.05	315,127	66.37
680 to 699	58	20,459,757	11.08	352,754	65.75
700 to 719	56	21,313,587	11.55	380,600	62.76
720 to 739	34	10,702,139	5.80	314,769	62.86
740 to 759	46	15,957,489	8.64	346,902	64.99
760 or greater	86	28,099,510	15.22	326,738	60.96
Total	**550**	**$184,595,359**	**100.00 %**	**$335,628**	**64.29 %**

Original Mortgage Loan Principal Balances of the Group VII Loans

Original Mortgage Amount ($)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0 to 100,000	40	$2,132,326	1.16 %	$53,308	661	56.91 %
100,001 to 200,000	34	3,956,452	2.14	116,366	633	61.57
200,001 to 300,000	68	14,408,953	7.81	211,896	640	64.85
300,001 to 400,000	205	67,961,994	36.82	331,522	689	67.68
400,001 to 500,000	112	44,014,469	23.84	392,986	678	64.25
500,001 to 600,000	46	21,565,356	11.68	468,812	671	62.75
600,001 to 700,000	29	17,321,972	9.38	597,309	684	64.53
700,001 to 800,000	4	2,659,624	1.44	664,906	721	53.14
800,001 to 900,000	5	4,050,622	2.19	810,124	631	47.54
900,001 to 1,000,000	6	5,503,556	2.98	917,259	680	51.62
1,000,001 to 1,100,000	1	1,020,036	0.55	1,020,036	632	51.00
Total	**550**	**$184,595,359**	**100.00 %**	**$335,628**	**677**	**64.29 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Current Mortgage Loan Principal Balances of the Group VII Loans

Current Mortgage Amount ($)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0 to 100,000	55	$3,004,796	1.63 %	$54,633	667	52.14 %
100,001 to 200,000	49	7,363,937	3.99	150,284	651	56.40
200,001 to 300,000	79	19,638,417	10.64	248,588	655	64.55
300,001 to 400,000	221	77,517,536	41.99	350,758	684	67.07
400,001 to 500,000	82	36,312,846	19.67	442,840	688	66.41
500,001 to 600,000	33	18,066,889	9.79	547,481	662	61.18
600,001 to 700,000	18	11,385,259	6.17	632,514	692	65.06
700,001 to 800,000	3	2,252,630	1.22	750,877	627	47.61
800,001 to 900,000	4	3,297,457	1.79	824,364	643	51.32
900,001 to 1,000,000	5	4,735,557	2.57	947,111	694	51.23
1,000,001 to 1,100,000	1	1,020,036	0.55	1,020,036	632	51.00
Total	**550**	**$184,595,359**	**100.00 %**	**$335,628**	**677**	**64.29 %**

Mortgage Rates of the Group VII Loans

Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
7.000 to 7.499	138	$55,772,631	30.21 %	$404,150	691	65.08 %
7.500 to 7.999	271	94,137,386	51.00	347,370	675	64.84
8.000 to 8.499	85	22,879,722	12.39	269,173	669	61.24
8.500 to 8.999	49	10,506,121	5.69	214,411	648	61.63
9.000 to 9.499	7	1,299,499	0.70	185,643	629	65.68
Total	**550**	**$184,595,359**	**100.00 %**	**$335,628**	**677**	**64.29 %**

Net Mortgage Rates of the Group VII Loans

Net Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
7.000 to 7.499	366	$133,829,466	72.50 %	$365,654	684	65.35 %
7.500 to 7.999	122	37,375,556	20.25	306,357	666	61.49
8.000 to 8.499	62	13,390,337	7.25	215,973	642	61.50
Total	**550**	**$184,595,359**	**100.00 %**	**$335,628**	**677**	**64.29 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Original Loan-to-Value Ratios of the Group VII Loans

Original LTV Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0.01 to 50.00	53	$18,027,309	9.77 %	$340,138	688	37.92%
50.01 to 55.00	17	7,712,877	4.18	453,699	675	50.28
55.01 to 60.00	34	11,180,140	6.06	328,828	685	53.11
60.01 to 65.00	40	14,169,467	7.68	354,237	678	57.19
65.01 to 70.00	88	30,358,318	16.45	344,981	673	62.93
70.01 to 75.00	94	30,415,030	16.48	323,564	672	67.09
75.01 to 80.00	178	61,472,538	33.30	345,351	683	73.51
80.01 to 85.00	10	2,437,406	1.32	243,741	629	78.38
85.01 to 90.00	30	8,201,632	4.44	273,388	656	83.03
90.01 to 95.00	5	612,885	0.33	122,577	551	81.14
95.01 to 100.00	1	7,758	0.01	7,758	630	27.00
Total	**550**	**$184,595,359**	**100.00 %**	**$335,628**	**677**	**64.29%**

Current Loan-to-Value Ratios of the Group VII Loans

Current LTV Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0.01 to 50.00	100	$28,269,892	15.31 %	$282,699	689	40.34%
50.01 to 55.00	42	15,659,444	8.48	372,844	677	53.40
55.01 to 60.00	48	15,713,745	8.51	327,370	682	57.85
60.01 to 65.00	65	22,314,558	12.09	343,301	679	63.28
65.01 to 70.00	106	37,952,796	20.56	358,045	671	68.33
70.01 to 75.00	72	23,007,991	12.46	319,555	671	73.25
75.01 to 80.00	91	34,447,685	18.66	378,546	681	77.54
80.01 to 85.00	12	3,183,018	1.72	265,252	639	83.25
85.01 to 90.00	14	4,046,230	2.19	289,016	656	87.66
Total	**550**	**$184,595,359**	**100.00 %**	**$335,628**	**677**	**64.29%**

Geographical Distribution of Mortgaged Properties of the Group VII Loans

State	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
California	173	$64,875,500	35.14 %	$375,003	686	61.63 %
New York	62	16,621,982	9.00	268,096	673	67.57
Texas	39	14,715,731	7.97	377,326	669	69.36
Florida	26	8,461,540	4.58	325,444	685	65.30
Maryland	25	7,460,514	4.04	298,421	657	63.37
New Jersey	31	7,280,341	3.94	234,850	672	61.85
Virginia	17	5,822,636	3.15	342,508	674	66.79
Other (1)	177	59,357,115	32.16	335,351	673	65.05
Total	**550**	**$184,595,359**	**100.00 %**	**$335,628**	**677**	**64.29 %**

(1) Other includes states and the District of Columbia with less than 3.00% concentrations individually.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Mortgage Loan Purpose of the Group VII Loans

Loan Purpose	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Purchase	235	$71,676,927	38.83 %	$305,008	678	68.87 %
Rate/Term Refinance	215	76,519,815	41.45	355,906	676	62.82
Equity Refinance	100	36,398,617	19.72	363,986	679	58.37
Total	**550**	**$184,595,359**	**100.00 %**	**$335,628**	**677**	**64.29 %**

Occupancy Type of the Group VII Loans

Occupancy Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Primary Residence	529	$179,450,875	97.21 %	$339,227	676	64.34 %
Second/Vacation	15	4,799,860	2.60	319,991	709	62.57
Non-Owner Occupied	6	344,624	0.19	57,437	666	60.00
Total	**550**	**$184,595,359**	**100.00 %**	**$335,628**	**677**	**64.29 %**

Mortgaged Property Types of the Group VII Loans

Property Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Single-family detached	407	$137,975,347	74.74 %	$339,006	677	63.93 %
Planned Unit Developments (detached)	97	36,368,117	19.70	374,929	671	65.30
Condo Low-Rise (less than 5 stories)	13	2,718,229	1.47	209,095	644	67.69
Co-op	12	1,297,400	0.70	108,117	699	56.77
Two-to-Four Family Units	5	1,392,988	0.75	278,598	653	64.95
Planned Unit Developments (attached)	4	1,290,875	0.70	322,719	770	67.63
Condo High-Rise (9 stories or more)	8	2,529,190	1.37	316,149	730	66.96
Townhouse	2	329,960	0.18	164,980	688	60.14
Condo Mid-Rise (5 to 8 stories)	1	353,494	0.19	353,494	767	64.00
Leasehold	1	339,760	0.18	339,760	636	71.00
Total	**550**	**$184,595,359**	**100.00 %**	**$335,628**	**677**	**64.29 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Seasoning of the Group VII Loans

Seasoning in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
13 to 24	1	$480,615	0.26 %	$480,615	705	57.00 %
25 to 36	196	81,618,385	44.21	416,420	685	68.19
37 to 48	12	3,738,890	2.03	311,574	657	63.65
49 to 60	38	14,564,930	7.89	383,288	666	63.35
61 to 72	68	22,262,449	12.06	327,389	680	66.38
73 to 84	20	3,053,197	1.65	152,660	600	63.43
85 to 96	7	1,653,569	0.90	236,224	668	60.88
97 to 108	36	7,499,494	4.06	208,319	673	60.70
109 to 120	13	3,436,507	1.86	264,347	666	62.38
121 to 132	95	29,920,558	16.21	314,953	672	56.69
133 to 144	62	16,356,378	8.86	263,813	674	59.68
181 or greater	2	10,387	0.01	5,193	635	21.94
Total	**550**	**$184,595,359**	**100.00 %**	**$335,628**	**677**	**64.29 %**

Original Term of the Group VII Loans

Original Term in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
211 to 240	3	$96,433	0.05 %	$32,144	642	36.15 %
271 to 300	3	1,048,998	0.57	349,666	735	68.56
301 to 330	9	2,593,563	1.40	288,174	612	54.50
331 to 360	535	180,856,365	97.97	338,049	678	64.42
Total	**550**	**$184,595,359**	**100.00 %**	**$335,628**	**677**	**64.29 %**

Remaining Term of the Group VII Loans

Remaining Term in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
120 or less	4	$68,722	0.04 %	$17,181	663	29.10 %
151 to 180	2	345,077	0.19	172,539	621	46.39
181 to 210	4	1,393,896	0.76	348,474	653	54.81
211 to 240	157	46,262,611	25.06	294,666	675	58.01
241 to 270	53	12,386,343	6.71	233,705	668	60.81
271 to 300	87	24,663,869	13.36	283,493	668	66.92
301 to 330	239	97,904,678	53.04	409,643	682	67.29
331 to 360	4	1,570,163	0.85	392,541	707	62.27
Total	**550**	**$184,595,359**	**100.00 %**	**$335,628**	**677**	**64.29 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Mortgage Loan Documentation Types of the Group VII Loans

Documentation Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Full Documentation	435	$152,260,957	82.48 %	$350,025	679	65.91 %
Reduced Documentation	115	32,334,402	17.52	281,169	669	56.66
Total	**550**	**$184,595,359**	**100.00 %**	**$335,628**	**677**	**64.29 %**

Prepayment Penalty Terms of the Group VII Loans

Prepayment Penalty Term	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
None [1]	520	$170,806,196	92.53 %	$328,473	675	64.17 %
60 Months	30	13,789,163	7.47	459,639	702	65.76
Total	**550**	**$184,595,359**	**100.00 %**	**$335,628**	**677**	**64.29 %**

(1) Indicates expired or was never originally applicable

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

RAMP Series 2004-SL1 – Collateral Characteristics (Group VIII Loans)

Credit Score Distribution of the Group VIII Loans

Range of Credit Scores	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Current LTV
500 to 519	2	$430,845	0.28 %	$215,423	79.69 %
520 to 539	2	661,125	0.43	330,562	70.12
540 to 559	4	1,159,472	0.76	289,868	72.79
560 to 579	10	2,790,547	1.83	279,055	73.06
580 to 599	7	2,600,837	1.71	371,548	68.20
600 to 619	17	7,763,728	5.10	456,690	70.13
620 to 639	20	7,486,727	4.92	374,336	72.25
640 to 659	21	8,464,353	5.56	403,064	65.92
660 to 679	25	10,395,903	6.83	415,836	66.44
680 to 699	44	17,917,584	11.77	407,218	67.73
700 to 719	33	12,065,063	7.93	365,608	69.01
720 to 739	45	18,573,316	12.20	412,740	65.50
740 to 759	51	22,080,093	14.51	432,943	62.65
760 or greater	99	39,832,681	26.17	402,350	65.86
Total	**380**	**$152,222,275**	**100.00 %**	**$400,585**	**66.68 %**

Original Mortgage Loan Principal Balances of the Group VIII Loans

Original Mortgage Amount ($)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0 to 100,000	1	$66,364	0.04 %	$66,364	518	89.00 %
100,001 to 200,000	4	636,251	0.42	159,063	617	76.95
200,001 to 300,000	14	3,389,662	2.23	242,119	601	71.69
300,001 to 400,000	178	61,173,046	40.19	343,669	713	68.55
400,001 to 500,000	104	42,007,669	27.60	403,920	713	65.07
500,001 to 600,000	44	22,982,080	15.10	522,320	720	69.25
600,001 to 700,000	27	15,878,385	10.43	588,088	716	65.20
700,001 to 800,000	5	3,666,755	2.41	733,351	742	46.41
800,001 to 900,000	3	2,422,063	1.59	807,354	679	53.01
Total	**380**	**$152,222,275**	**100.00 %**	**$400,585**	**712**	**66.68 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Current Mortgage Loan Principal Balances of the Group VIII Loans

Current Mortgage Amount ($)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0 to 100,000	4	$230,516	0.15 %	$57,629	697	35.58 %
100,001 to 200,000	10	1,640,574	1.08	164,057	698	45.86
200,001 to 300,000	23	5,889,909	3.87	256,083	632	66.14
300,001 to 400,000	199	70,665,019	46.42	355,101	714	68.55
400,001 to 500,000	76	33,858,913	22.24	445,512	711	66.05
500,001 to 600,000	40	21,467,648	14.10	536,691	724	68.14
600,001 to 700,000	20	12,380,879	8.13	619,044	713	67.47
700,001 to 800,000	7	5,252,834	3.45	750,405	715	51.27
800,001 to 900,000	1	835,984	0.55	835,984	732	35.00
Total	**380**	**$152,222,275**	**100.00 %**	**$400,585**	**712**	**66.68 %**

Mortgage Rates of the Group VIII Loans

Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
6.500 to 6.999	77	$30,960,526	20.34 %	$402,085	719	66.43 %
7.000 to 7.499	298	118,971,636	78.16	399,234	710	66.71
7.500 to 7.999	5	2,290,114	1.50	458,023	696	68.47
Total	**380**	**$152,222,275**	**100.00 %**	**$400,585**	**712**	**66.68 %**

Net Mortgage Rates of the Group VIII Loans

Net Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
6.500 to 6.999	380	$152,222,275	100.00 %	$400,585	712	66.68 %
Total	**380**	**$152,222,275**	**100.00 %**	**$400,585**	**712**	**66.68 %**

Original Loan-to-Value Ratios of the Group VIII Loans

Original LTV Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0.01 to 50.00	32	$14,145,363	9.29 %	$442,043	737	39.43%
50.01 to 55.00	12	4,529,695	2.98	377,475	711	51.09
55.01 to 60.00	22	9,438,731	6.20	429,033	722	54.31
60.01 to 65.00	38	15,079,648	9.91	396,833	716	59.04
65.01 to 70.00	43	19,815,345	13.02	460,822	711	65.09
70.01 to 75.00	49	19,706,921	12.95	402,182	703	69.64
75.01 to 80.00	158	61,408,624	40.34	388,662	710	75.23
80.01 to 85.00	4	1,305,237	0.86	326,309	667	77.57
85.01 to 90.00	18	6,140,731	4.03	341,152	689	84.36
90.01 to 95.00	4	651,980	0.43	162,995	570	87.28
Total	**380**	**$152,222,275**	**100.00 %**	**$400,585**	**712**	**66.68%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Current Loan-to-Value Ratios of the Group VIII Loans

Current LTV Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0.01 to 50.00	47	$17,689,891	11.62 %	$376,381	733	39.88%
50.01 to 55.00	23	9,308,899	6.12	404,735	729	53.05
55.01 to 60.00	30	12,239,462	8.04	407,982	718	58.26
60.01 to 65.00	39	17,403,372	11.43	446,240	702	63.48
65.01 to 70.00	48	20,644,136	13.56	430,086	705	67.84
70.01 to 75.00	78	30,428,312	19.99	390,107	712	73.23
75.01 to 80.00	94	37,917,791	24.91	403,381	709	77.53
80.01 to 85.00	10	3,183,480	2.09	318,348	679	83.57
85.01 to 90.00	11	3,406,932	2.24	309,721	671	87.58
Total	**380**	**$152,222,275**	**100.00 %**	**$400,585**	**712**	**66.68%**

Geographical Distribution of Mortgaged Properties of the Group VIII Loans

State	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
California	155	$63,267,977	41.56 %	$408,180	727	64.83 %
Texas	26	11,925,567	7.83	458,676	691	69.06
Florida	21	7,993,493	5.25	380,643	685	69.21
Virginia	19	7,965,158	5.23	419,219	700	72.16
New York	19	7,846,461	5.15	412,972	719	56.78
Georgia	20	7,468,984	4.91	373,449	694	70.97
North Carolina	12	4,811,748	3.16	400,979	681	66.10
Other (1)	108	40,942,886	26.90	379,101	707	68.47
Total	**380**	**$152,222,275**	**100.00 %**	**$400,585**	**712**	**66.68 %**

(1) Other includes states and the District of Columbia with less than 3.00% concentrations individually.

Mortgage Loan Purpose of the Group VIII Loans

Loan Purpose	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Purchase	190	$74,504,655	48.94 %	$392,130	708	70.80 %
Rate/Term Refinance	145	59,853,279	39.32	412,781	721	63.23
Equity Refinance	45	17,864,342	11.74	396,985	694	61.05
Total	**380**	**$152,222,275**	**100.00 %**	**$400,585**	**712**	**66.68 %**

Occupancy Type of the Group VIII Loans

Occupancy Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Primary Residence	377	$151,097,859	99.26 %	$400,790	712	66.62 %
Second/Vacation	3	1,124,416	0.74	374,805	657	74.52
Total	**380**	**$152,222,275**	**100.00 %**	**$400,585**	**712**	**66.68 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Mortgaged Property Types of the Group VIII Loans

Property Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Single-family detached	282	$112,123,635	73.66 %	$397,602	713	65.95 %
Planned Unit Developments (detached)	85	34,749,070	22.83	408,813	707	69.50
Condo Low-Rise (less than 5 stories)	6	2,201,064	1.45	366,844	733	68.39
Co-op	2	1,117,628	0.73	558,814	714	36.26
Two-to-Four Family Units	1	583,923	0.38	583,923	751	73.00
Planned Unit Developments (attached)	2	665,693	0.44	332,846	597	65.65
Townhouse	1	321,774	0.21	321,774	571	85.00
Condo Mid-Rise (5 to 8 stories)	1	459,488	0.30	459,488	771	78.00
Total	**380**	**$152,222,275**	**100.00 %**	**$400,585**	**712**	**66.68 %**

Seasoning of the Group VIII Loans

Seasoning in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
25 to 36	198	$83,188,522	54.65 %	$420,144	719	67.64 %
37 to 48	1	529,926	0.35	529,926	718	78.00
49 to 60	48	18,728,161	12.30	390,170	708	66.99
61 to 72	109	41,857,197	27.50	384,011	701	65.90
97 to 108	3	636,943	0.42	212,314	754	53.87
109 to 120	2	850,523	0.56	425,262	660	58.21
121 to 132	19	6,431,002	4.22	338,474	693	59.81
Total	**380**	**$152,222,275**	**100.00 %**	**$400,585**	**712**	**66.68 %**

Original Term of the Group VIII Loans

Original Term in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
181 to 210	1	$158,334	0.10 %	$158,334	769	34.00 %
211 to 240	3	822,019	0.54	274,006	728	63.08
331 to 360	376	151,241,922	99.36	402,239	711	66.73
Total	**380**	**$152,222,275**	**100.00 %**	**$400,585**	**712**	**66.68 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Remaining Term of the Group VIII Loans

Remaining Term in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
120 to less	1	$158,334	0.10 %	$158,334	769	34.00 %
151 to 180	1	128,676	0.08	128,676	627	82.00
181 to 210	2	693,343	0.46	346,672	747	59.57
211 to 240	20	6,938,772	4.56	346,939	693	59.60
241 to 270	3	821,362	0.54	273,787	694	60.26
271 to 300	115	44,493,555	29.23	386,900	701	65.82
301 to 330	228	94,747,911	62.24	415,561	717	67.64
331 to 360	10	4,240,322	2.79	424,032	733	68.97
Total	**380**	**$152,222,275**	**100.00 %**	**$400,585**	**712**	**66.68 %**

Mortgage Loan Documentation Types of the Group VIII Loans

Documentation Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Full Documentation	340	$135,158,501	88.79 %	$397,525	712	67.69 %
Reduced Documentation	40	17,063,774	11.21	426,594	707	58.69
Total	**380**	**$152,222,275**	**100.00 %**	**$400,585**	**712**	**66.68 %**

Prepayment Penalty Terms of the Group VIII Loans

Prepayment Penalty Term	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
None (1)	304	$119,322,553	78.39 %	$392,508	707	66.92 %
36 Months	1	557,028	0.37	557,028	766	78.00
60 Months	75	32,342,694	21.25	431,236	729	65.61
Total	**380**	**$152,222,275**	**100.00 %**	**$400,585**	**712**	**66.68 %**

(1) Indicates expired or was never originally applicable

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

RAMP Series 2004-SL1 – Collateral Characteristics (Group IX Loans)

Credit Score Distribution of the Group IX Loans

Range of Credit Scores	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Current LTV
520 to 539	1	$319,055	1.28 %	$319,055	52.00 %
540 to 559	2	568,486	2.28	284,243	67.99
580 to 599	1	463,492	1.86	463,492	67.00
600 to 619	2	683,145	2.74	341,573	70.99
620 to 639	2	1,311,371	5.25	655,686	62.60
640 to 659	5	2,369,874	9.49	473,975	72.09
660 to 679	6	2,087,001	8.36	347,834	66.52
680 to 699	4	1,966,794	7.88	491,699	73.61
700 to 719	5	1,924,095	7.71	384,819	67.14
720 to 739	8	2,726,872	10.92	340,859	57.86
740 to 759	10	3,733,300	14.95	373,330	67.17
760 or greater	17	6,812,500	27.29	400,735	67.86
Total	**63**	**$24,965,986**	**100.00 %**	**$396,285**	**66.94 %**

Original Mortgage Loan Principal Balances of the Group IX Loans

Original Mortgage Amount ($)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
200,001 to 300,000	2	$493,429	1.98 %	$246,715	619	60.15 %
300,001 to 400,000	33	10,979,818	43.98	332,722	720	66.62
400,001 to 500,000	18	7,698,001	30.83	427,667	711	65.99
500,001 to 600,000	6	3,055,495	12.24	509,249	701	71.32
600,001 to 700,000	3	1,806,596	7.24	602,199	723	71.04
900,001 to 1,000,000	1	932,648	3.74	932,648	625	60.00
Total	**63**	**$24,965,986**	**100.00 %**	**$396,285**	**710**	**66.94 %**

Current Mortgage Loan Principal Balances of the Group IX Loans

Current Mortgage Amount ($)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
100,001 to 200,000	1	$198,644	0.80 %	$198,644	748	41.00 %
200,001 to 300,000	4	1,011,524	4.05	252,881	681	60.79
300,001 to 400,000	36	12,561,549	50.31	348,932	711	67.86
400,001 to 500,000	14	6,375,955	25.54	455,425	714	66.07
500,001 to 600,000	5	2,655,617	10.64	531,123	719	69.31
600,001 to 700,000	2	1,230,049	4.93	615,025	731	71.53
900,001 to 1,000,000	1	932,648	3.74	932,648	625	60.00
Total	**63**	**$24,965,986**	**100.00 %**	**$396,285**	**710**	**66.94 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Mortgage Rates of the Group IX Loans

Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
6.000 to 6.499	6	$2,271,727	9.10 %	$378,621	702	73.77 %
6.500 to 6.999	57	22,694,259	90.90	398,145	710	66.26
Total	**63**	**$24,965,986**	**100.00 %**	**$396,285**	**710**	**66.94 %**

Net Mortgage Rates of the Group IX Loans

Net Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
5.500 to 5.999	3	$1,238,557	4.96 %	$412,852	659	73.60 %
6.000 to 6.499	60	23,727,429	95.04	395,457	712	66.60
Total	**63**	**$24,965,986**	**100.00 %**	**$396,285**	**710**	**66.94 %**

Original Loan-to-Value Ratios of the Group IX Loans

Original LTV Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0.01 to 50.00	5	$1,765,985	7.07 %	$353,197	727	42.04%
50.01 to 55.00	2	859,796	3.44	429,898	754	48.56
55.01 to 60.00	2	658,295	2.64	329,148	628	54.06
60.01 to 65.00	3	1,637,394	6.56	545,798	657	60.65
65.01 to 70.00	11	4,280,987	17.15	389,181	713	62.64
70.01 to 75.00	15	6,254,347	25.05	416,956	708	69.50
75.01 to 80.00	22	8,588,361	34.40	390,380	716	75.05
85.01 to 90.00	1	233,625	0.94	233,625	757	57.00
90.01 to 95.00	2	687,197	2.75	343,598	716	86.91
Total	**63**	**$24,965,986**	**100.00 %**	**$396,285**	**710**	**66.94%**

Current Loan-to-Value Ratios of the Group IX Loans

Current LTV Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0.01 to 50.00	8	$2,824,426	11.31 %	$353,053	737	43.95%
50.01 to 55.00	2	633,743	2.54	316,871	649	53.49
55.01 to 60.00	4	1,809,040	7.25	452,260	680	58.36
60.01 to 65.00	10	3,919,565	15.70	391,956	713	63.29
65.01 to 70.00	11	4,600,586	18.43	418,235	677	68.47
70.01 to 75.00	20	7,816,595	31.31	390,830	725	73.88
75.01 to 80.00	6	2,674,835	10.71	445,806	720	77.53
85.01 to 90.00	2	687,197	2.75	343,598	716	86.91
Total	**63**	**$24,965,986**	**100.00 %**	**$396,285**	**710**	**66.94%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Geographical Distribution of Mortgaged Properties of the Group IX Loans

State	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
California	21	$7,772,218	31.13 %	$370,106	713	65.00 %
Virginia	9	3,771,332	15.11	419,037	741	70.79
New Jersey	4	1,692,256	6.78	423,064	681	70.21
Texas	4	1,587,280	6.36	396,820	680	63.86
Maryland	2	1,305,746	5.23	652,873	664	65.14
North Carolina	2	859,856	3.44	429,928	642	71.20
New York	2	767,020	3.07	383,510	653	63.04
Colorado	2	761,778	3.05	380,889	715	75.00
Other (1)	17	6,448,501	25.83	379,324	726	66.26
Total	**63**	**$24,965,986**	**100.00 %**	**$396,285**	**710**	**66.94 %**

(1) Other includes states and the District of Columbia with less than 3.00% concentrations individually.

Mortgage Loan Purpose of the Group IX Loans

Loan Purpose	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Purchase	33	$12,904,984	51.69 %	$391,060	726	70.60 %
Rate/Term Refinance	20	8,324,821	33.34	416,241	696	63.13
Equity Refinance	10	3,736,181	14.97	373,618	681	62.81
Total	**63**	**$24,965,986**	**100.00 %**	**$396,285**	**710**	**66.94 %**

Occupancy Type of the Group IX Loans

Occupancy Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Primary Residence	60	$23,732,843	95.06 %	$395,547	708	67.06 %
Second/Vacation	3	1,233,143	4.94	411,048	745	64.78
Total	**63**	**$24,965,986**	**100.00 %**	**$396,285**	**710**	**66.94 %**

Mortgaged Property Types of the Group IX Loans

Property Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Single-family detached	47	$18,024,394	72.20 %	$383,498	701	66.09 %
Planned Unit Developments (detached)	14	6,191,985	24.80	442,285	729	68.52
Condo Low-Rise (less than 5 stories)	1	391,647	1.57	391,647	765	75.00
Planned Unit Developments (attached)	1	357,961	1.43	357,961	764	74.00
Total	**63**	**$24,965,986**	**100.00 %**	**$396,285**	**710**	**66.94 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Seasoning of the Group IX Loans

Seasoning in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
25 to 36	20	$8,561,745	34.29 %	$428,087	730	67.35 %
49 to 60	10	4,002,968	16.03	400,297	700	65.41
61 to 72	33	12,401,273	49.67	375,796	698	67.16
Total	**63**	**$24,965,986**	**100.00 %**	**$396,285**	**710**	**66.94 %**

Original Term of the Group IX Loans

Original Term in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
331 to 360	63	$24,965,986	100.00 %	$396,285	710	66.94 %
Total	**63**	**$24,965,986**	**100.00 %**	**$396,285**	**710**	**66.94 %**

Remaining Term of the Group IX Loans

Remaining Term in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
271 to 300	35	$13,171,893	52.76 %	$376,340	699	67.09 %
301 to 330	26	10,890,675	43.62	418,872	720	67.71
331 to 360	2	903,419	3.62	451,709	745	55.59
Total	**63**	**$24,965,986**	**100.00 %**	**$396,285**	**710**	**66.94 %**

Mortgage Loan Documentation Types of the Group IX Loans

Documentation Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Full Documentation	59	$23,454,386	93.95 %	$397,532	714	67.65 %
Reduced Documentation	4	1,511,600	6.05	377,900	639	56.03
Total	**63**	**$24,965,986**	**100.00 %**	**$396,285**	**710**	**66.94 %**

Prepayment Penalty Terms of the Group IX Loans

Prepayment Penalty Term	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
None (1)	56	$21,906,302	87.74 %	$391,184	709	67.43 %
36 Months	1	388,780	1.56	388,780	744	73.00
60 Months	6	2,670,905	10.70	445,151	710	62.08
Total	**63**	**$24,965,986**	**100.00 %**	**$396,285**	**710**	**66.94 %**

(1) Indicates expired or was never originally applicable

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

RAMP Series 2004-SL1 – Collateral Characteristics (Aggregate - Loan Groups II-IX)

Credit Score Distribution of the Aggregate Loans

Range of Credit Scores	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Current LTV
500 to 519	27	$4,557,981	0.89 %	$168,814	67.46 %
520 to 539	40	7,280,726	1.43	182,018	61.85
540 to 559	48	9,230,059	1.81	192,293	65.42
560 to 579	65	13,890,351	2.72	213,698	63.86
580 to 599	68	16,101,176	3.15	236,782	63.43
600 to 619	108	29,397,375	5.76	272,198	64.89
620 to 639	103	29,521,310	5.78	286,615	64.71
640 to 659	126	32,492,288	6.36	257,875	62.34
660 to 679	132	38,326,063	7.51	290,349	62.05
680 to 699	169	50,525,572	9.90	298,968	63.05
700 to 719	160	48,113,449	9.42	300,709	60.27
720 to 739	183	51,980,119	10.18	284,044	56.87
740 to 759	192	60,300,269	11.81	314,064	58.01
760 or greater	410	118,856,570	23.28	289,894	56.23
Total	**1,831**	**$510,573,309**	**100.00 %**	**$278,849**	**60.16 %**

Original Mortgage Loan Principal Balances of the Aggregate Loans

Original Mortgage Amount ($)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0 to 100,000	293	$12,831,503	2.51 %	$43,794	639	60.11 %
100,001 to 200,000	93	9,748,632	1.91	104,824	634	61.34
200,001 to 300,000	149	26,646,923	5.22	178,838	640	61.94
300,001 to 400,000	638	188,442,661	36.91	295,365	706	62.07
400,001 to 500,000	373	130,027,555	25.47	348,599	706	59.10
500,001 to 600,000	159	68,364,663	13.39	429,966	708	60.27
600,001 to 700,000	83	44,544,106	8.72	536,676	707	61.11
700,001 to 800,000	15	8,809,325	1.73	587,288	724	46.48
800,001 to 900,000	14	10,348,193	2.03	739,157	664	51.56
900,001 to 1,000,000	12	8,937,198	1.75	744,766	688	48.13
1,000,001 to 1,100,000	2	1,872,550	0.37	936,275	649	52.37
Total	**1,831**	**$510,573,309**	**100.00 %**	**$278,849**	**699**	**60.16 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Current Mortgage Loan Principal Balances of the Aggregate Loans

Current Mortgage Amount ($)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0 to 100,000	398	$18,827,511	3.69 %	$47,305	657	49.56 %
100,001 to 200,000	228	34,578,869	6.77	151,662	700	39.67
200,001 to 300,000	269	68,370,515	13.39	254,165	686	53.72
300,001 to 400,000	577	202,528,025	39.67	351,002	704	64.32
400,001 to 500,000	203	90,454,134	17.72	445,587	707	63.91
500,001 to 600,000	86	46,595,079	9.13	541,803	698	64.38
600,001 to 700,000	43	26,953,546	5.28	626,827	707	65.70
700,001 to 800,000	13	9,755,210	1.91	750,401	678	52.60
800,001 to 900,000	7	5,822,179	1.14	831,740	684	50.61
900,001 to 1,000,000	6	5,668,205	1.11	944,701	682	52.67
1,000,001 to 1,100,000	1	1,020,036	0.20	1,020,036	632	51.00
Total	**1,831**	**$510,573,309**	**100.00 %**	**$278,849**	**699**	**60.16 %**

Mortgage Rates of the Aggregate Loans

Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
5.500 to 5.999	2	$441,569	0.09 %	$220,785	722	57.94 %
6.000 to 6.499	30	9,652,458	1.89	321,749	738	54.44
6.500 to 6.999	300	104,948,001	20.55	349,827	724	57.87
7.000 to 7.499	598	214,524,794	42.02	358,737	706	61.76
7.500 to 7.999	398	114,828,612	22.49	288,514	682	59.83
8.000 to 8.499	125	26,885,203	5.27	215,082	675	56.97
8.500 to 8.999	106	17,167,404	3.36	161,957	657	57.29
9.000 to 9.499	46	7,290,262	1.43	158,484	654	62.56
9.500 to 9.999	74	6,532,751	1.28	88,280	619	67.22
10.000 to 10.499	37	2,812,253	0.55	76,007	641	70.15
10.500 to 10.999	45	2,682,504	0.53	59,611	625	65.01
11.000 to 11.499	19	843,408	0.17	44,390	627	69.97
11.500 to 11.999	17	621,092	0.12	36,535	623	68.52
12.000 to 12.499	9	391,420	0.08	43,491	626	65.65
12.500 to 12.999	6	343,285	0.07	57,214	605	77.13
13.000 to 13.499	6	227,298	0.04	37,883	650	63.74
13.500 to 13.999	5	219,522	0.04	43,904	647	57.44
14.500 to 14.999	4	77,119	0.02	19,280	681	46.25
16.000 to 16.499	2	29,204	0.01	14,602	572	83.73
16.500 to 16.999	2	55,149	0.01	27,574	613	70.56
Total	**1,831**	**$510,573,309**	**100.00 %**	**$278,849**	**699**	**60.16 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Net Mortgage Rates of the Aggregate Loans

Net Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
5.000 to 5.499	1	$284,045	0.06 %	$284,045	723	64.00 %
5.500 to 5.999	20	5,868,512	1.15	293,426	718	49.99
6.000 to 6.499	161	55,124,523	10.80	342,388	730	56.15
6.500 to 6.999	574	207,230,871	40.59	361,029	713	61.69
7.000 to 7.499	516	157,728,062	30.89	305,675	690	60.31
7.500 to 7.999	182	43,783,789	8.58	240,570	672	56.75
8.000 to 8.499	94	15,494,153	3.03	164,831	651	57.40
8.500 to 8.999	67	10,545,682	2.07	157,398	649	62.62
9.000 to 9.499	63	6,109,531	1.20	96,977	633	66.89
9.500 to 9.999	47	3,483,904	0.68	74,126	630	67.38
10.000 to 10.499	42	2,396,784	0.47	57,066	639	68.22
10.500 to 10.999	16	686,538	0.13	42,909	608	66.47
11.000 to 11.499	15	599,443	0.12	39,963	646	71.90
11.500 to 11.999	11	409,482	0.08	37,226	606	67.29
12.000 to 12.499	3	219,697	0.04	73,232	593	76.53
12.500 to 12.999	7	246,936	0.05	35,277	642	61.69
13.000 to 13.499	4	199,885	0.04	49,971	656	59.35
13.500 to 13.999	1	13,377	0.01	13,377	542	61.00
14.000 to 14.499	2	59,827	0.01	29,913	705	44.22
14.500 to 14.999	1	3,915	0.01	3,915	777	27.00
15.500 to 15.999	3	61,680	0.01	20,560	570	65.97
16.000 to 16.499	1	22,672	0.01	22,672	675	100.00
Total	**1,831**	**$510,573,309**	**100.00 %**	**$278,849**	**699**	**60.16 %**

Original Loan-to-Value Ratios of the Aggregate Loans

Original LTV Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0.01 to 50.00	210	$51,888,090	10.16 %	$247,086	717	34.38%
50.01 to 55.00	79	20,908,608	4.10	264,666	705	43.55
55.01 to 60.00	137	37,593,888	7.36	274,408	708	47.46
60.01 to 65.00	166	48,412,853	9.48	291,644	697	52.89
65.01 to 70.00	256	77,365,178	15.15	302,208	698	58.49
70.01 to 75.00	280	79,036,459	15.48	282,273	692	64.32
75.01 to 80.00	567	169,571,892	33.21	299,069	700	70.71
80.01 to 85.00	37	5,599,687	1.10	151,343	643	74.40
85.01 to 90.00	82	18,082,581	3.54	220,519	670	82.00
90.01 to 95.00	12	2,015,772	0.39	167,981	616	84.80
95.01 to 100.00	5	98,301	0.02	19,660	639	75.82
Total	**1,831**	**$510,573,309**	**100.00 %**	**$278,849**	**699**	**60.16%**

(1) 0.09% of the aggregate loans are second lien loans. With respect to the aggregate loans secured by second liens, the combined LTVs have been used. As of the closing date, none of the aggregate loans will be secured by second liens.

Current Loan-to-Value Ratios of the Aggregate Loans

Current LTV Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0.01 to 50.00	626	$128,051,652	25.08 %	$204,555	717	36.51%
50.01 to 55.00	144	43,021,421	8.43	298,760	699	53.30
55.01 to 60.00	163	50,121,342	9.82	307,493	709	57.97
60.01 to 65.00	153	52,529,182	10.29	343,328	689	63.27
65.01 to 70.00	219	73,788,062	14.45	336,932	684	68.20
70.01 to 75.00	216	66,771,953	13.08	309,129	695	73.24
75.01 to 80.00	237	79,832,013	15.64	336,844	692	77.52
80.01 to 85.00	35	7,588,959	1.49	216,827	651	83.20
85.01 to 90.00	36	8,821,628	1.73	245,045	669	87.46
95.01 to 100.00	2	47,097	0.01	23,549	621	97.93
Total	**1,831**	**$510,573,309**	**100.00 %**	**$278,849**	**699**	**60.16%**

(1) 0.09% of the aggregate loans are second lien loans. With respect to the aggregate loans secured by second liens, the combined LTVs have been used. As of the closing date, none of the aggregate loans will be secured by second liens.

Geographical Distribution of Mortgaged Properties of the Aggregate Loans

State	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
California	602	$191,214,942	37.45 %	$317,633	711	57.36 %
Texas	139	41,371,988	8.10	297,640	687	64.11
New York	161	38,052,602	7.45	236,352	690	58.02
Florida	117	28,635,664	5.61	244,749	695	59.73
Virginia	64	21,484,991	4.21	335,703	705	64.94
New Jersey	91	19,472,110	3.81	213,979	683	59.23
Georgia	66	16,107,823	3.15	244,058	698	63.82
Other (1)	591	154,233,189	30.21	260,970	690	62.24
Total	**1,831**	**$510,573,309**	**100.00 %**	**$278,849**	**699**	**60.16 %**

(1) Other includes states and the District of Columbia with less than 3.00% concentrations individually.

Mortgage Loan Purpose of the Aggregate Loans

Loan Purpose	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Purchase	694	$202,179,261	39.60 %	$291,325	699	66.60 %
Rate/Term Refinance	745	218,610,848	42.82	293,437	702	56.46
Equity Refinance	392	89,783,199	17.58	229,039	689	54.64
Total	**1,831**	**$510,573,309**	**100.00 %**	**$278,849**	**699**	**60.16 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Occupancy Type of the Aggregate Loans

Occupancy Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Primary Residence	1,740	$495,466,957	97.04 %	$284,751	698	60.18 %
Second/Vacation	48	12,937,335	2.53	269,528	716	58.60
Non-Owner Occupied	43	2,169,017	0.42	50,442	650	63.56
Total	**1,831**	**$510,573,309**	**100.00 %**	**$278,849**	**699**	**60.16 %**

Mortgaged Property Types of the Aggregate Loans

Property Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Single-family detached	1,382	$378,109,238	74.06 %	$273,596	698	59.48 %
Planned Unit Developments (detached)	310	106,601,140	20.88	343,875	699	62.38
Condo Low-Rise (less than 5 stories)	42	8,642,648	1.69	205,777	701	60.98
Co-op	22	3,197,139	0.63	145,325	712	47.40
Two-to-Four Family Units	24	3,384,065	0.66	141,003	669	63.99
Planned Unit Developments (attached)	13	3,330,541	0.65	256,195	694	65.42
Condo High-Rise (9 stories or more)	18	3,778,229	0.74	209,902	730	59.10
Townhouse	12	1,399,010	0.27	116,584	672	65.64
Condo Mid-Rise (5 to 8 stories)	3	1,262,240	0.25	420,747	749	69.81
Leasehold	2	678,446	0.13	339,223	711	68.50
Manufactured Home	3	190,613	0.04	63,538	710	62.00
Total	**1,831**	**$510,573,309**	**100.00 %**	**$278,849**	**699**	**60.16 %**

Seasoning of the Aggregate Loans

Seasoning in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
13 to 24	1	$480,615	0.09 %	$480,615	705	57.00 %
25 to 36	479	196,249,958	38.44	409,708	706	66.47
37 to 48	17	5,671,736	1.11	333,632	684	64.88
49 to 60	125	45,348,428	8.88	362,787	693	62.33
61 to 72	401	131,083,578	25.67	326,892	708	58.06
73 to 84	242	23,708,611	4.64	97,969	659	56.87
85 to 96	52	4,714,044	0.92	90,655	647	61.54
97 to 108	74	12,765,333	2.50	172,504	680	56.46
109 to 120	39	8,994,284	1.76	230,623	672	58.65
121 to 132	203	49,383,174	9.67	243,267	693	48.56
133 to 144	179	30,250,478	5.92	168,997	686	47.63
145 to 156	11	1,733,169	0.34	157,561	639	58.60
157 to 168	2	116,560	0.02	58,280	626	67.11
181 or greater	6	73,340	0.01	12,223	683	45.11
Total	**1,831**	**$510,573,309**	**100.00 %**	**$278,849**	**699**	**60.16 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Original Term of the Aggregate Loans

Original Term in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
180 or less	661	$129,136,854	25.29 %	$195,366	722	44.07 %
181 to 210	1	158,334	0.03	158,334	769	34.00
211 to 240	14	1,241,830	0.24	88,702	692	58.82
271 to 300	5	1,414,332	0.28	282,866	718	65.38
301 to 330	11	2,993,407	0.59	272,128	606	55.07
331 to 360	1,139	375,628,552	73.57	329,788	691	65.73
Total	**1,831**	**$510,573,309**	**100.00 %**	**$278,849**	**699**	**60.16 %**

Remaining Term of the Aggregate Loans

Remaining Term in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
120 to less	588	$101,363,329	19.85 %	$172,387	721	40.91 %
121 to 150	83	28,113,303	5.51	338,714	725	55.36
151 to 180	11	1,131,613	0.22	102,874	605	57.82
181 to 210	9	2,811,001	0.55	312,333	665	58.71
211 to 240	202	58,121,019	11.38	287,728	677	58.60
241 to 270	85	18,313,415	3.59	215,452	663	62.45
271 to 300	343	90,188,067	17.66	262,939	684	66.93
301 to 330	494	203,817,660	39.92	412,586	700	67.49
331 to 360	16	6,713,903	1.31	419,619	728	65.61
Total	**1,831**	**$510,573,309**	**100.00 %**	**$278,849**	**699**	**60.16 %**

Mortgage Loan Documentation Types of the Aggregate Loans

Documentation Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Full Documentation	1,484	$436,114,224	85.42 %	$293,878	701	61.45 %
Reduced Documentation	347	74,459,085	14.58	214,579	684	52.61
Total	**1,831**	**$510,573,309**	**100.00 %**	**$278,849**	**699**	**60.16 %**

Prepayment Penalty Terms of the Aggregate Loans

Prepayment Penalty Term	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
None	1,701	$455,730,718	89.26 %	$267,919	696	59.67 %
36 Months	2	945,807	0.19	472,904	757	75.94
60 Months	128	53,896,783	10.56	421,069	720	63.97
Total	**1,831**	**$510,573,309**	**100.00 %**	**$278,849**	**699**	**60.16 %**

New Issue Computational Materials

(Part II of II)

$135,239,295 (Approximate)

RAMP Series 2004-SL1 Trust
Issuer

Residential Asset Mortgage Products, Inc.
Depositor

Residential Funding Corporation
Master Servicer

Mortgage Asset-Backed Pass-Through Certificates, Series 2004-SL1

March 15, 2004

Expected Timing:	Pricing Date:	On or about March [18], 2004
	Settlement Date:	On or about March [30], 2004
	First Payment Date:	April 26, 2004
Structure:	$[135] million senior/mezz/oc structure	

RAMP Series 2004-SL1 Trust Structure Summary

March 15, 2004

$135,239,295 (Approximate - Subject to Revision)

Characteristics of the Offered Certificates (1), (2), (3), (4)

Class	Amount ($)	Ratings (S&P / Moody's)	Bond Type	Pricing Prepayment Speed	Interest Accrual Basis	VAL (yrs. to Call	Pmt. Window mos.) to Call # of mos.	xpected Maturit to Call	Final Scheduled Maturity	Anticipated Initial Subordination	Related Loan Group
A-I	114,953,295	AAA/Aaa	Sr/Floater	25% CPR	Act/360	2.45	1-89 / 89	August 2011	October 2031	15.00%	I
	7,438,200	AA/Aa	Mez/Floater	25% CPR	Act/360	5.01	40- 89 / 50	August 2011	October 2031	9.50%	I
M-I-2	4,057,200	A+/A1	Mez/Floater	25% CPR	Act/360	4.97	39- 89 / 51	August 2011	October 2031	6.50%	I
M-I-3	2,366,700	A/A2	Mez/Floater	25% CPR	Act/360	4.95	38- 89 / 52	August 2011	October 2031	4.75%	I
M-I-4	2,028,600	A-/A3	Mez/Floater	25% CPR	Act/360	4.94	38- 89 / 52	August 2011	October 2031	3.25%	I
M-I-5	1,352,400	BBB+/Baa1	Mez/Floater	25% CPR	Act/360	4.94	37- 89 / 53	August 2011	October 2031	2.25%	I
M-I-6	1,690,500	BBB/Baa2	Mez/Floater	25% CPR	Act/360	4.93	37- 89 / 53	August 2011	October 2031	1.00%	I
M-I-7	1,352,400	BBB-/Baa3	Mez/Floater	25% CPR	Act/360	4.92	37- 89 / 53	August 2011	October 2031	0.00%	I

Notes:

(1) Class sizes subject to a 10% variance.

(2) Each Certificate is illustrated as priced to a 10% optional call.

(3) If the 10% optional call is not exercised, the margin on the Class A-I Certificates will increase by a 2x multiple, and the margin on the Class M-I-1 through Class M-I-7 Certificates will each increase by a 1.5x multiple, in each case beginning on the second Distribution Date after the first possible Group I Optional Call date.

(4) The pass-through rate on the Class A-I and Class M-I-1 through Class M-I-7 Certificates will be equal to the least of (i) one-month LIBOR plus the related margin, (ii) the Group I Net WAC Cap Rate and (iii) 14.00% per annum.

RAMP Series 2004-SL1 Trust Structure Summary

March 15, 2004

Characteristics of the Non-Offered Certificates [1], [3]

Class	Amount ($)	Ratings (S&P / Moody's / Fitch)	Bond Type	Coupon	Pricing Prepayment Speed	Interest Accrual Basis	VAL (yrs. to Call	'mt. Window mos.) to Call / # of mos.	xpected Maturit to Call	Final Scheduled Maturity	Anticipated Initial Subordination	Related Loan Group(s)
A-II	5,296,000	AAA/NA/Aaa	Sr/Fixed/Pass Through	8.50%	55% CPR	30/360	1.06	1-59 / 59	February 2009	November 2031	2.10%	II
A-III	31,730,000	AAA/NA/Aaa	Sr/Fixed/Pass Through	7.00%	50% CPR	30/360	1.12	1-70 / 70	January 2010	November 2031	2.10%	III
A-IV	53,853,000	AAA/NA/Aaa	Sr/Fixed/Pass Through	6.50%	45% CPR	30/360	1.40	1-83 / 83	February 2011	November 2031	2.10%	IV
A-V	35,407,000	AAA/NA/Aaa	Sr/Fixed/Pass Through	6.00%	40% CPR	30/360	1.60	1-83 / 83	February 2011	November 2031	2.10%	V
A-VI	19,240,000	AAA/NA/Aaa	Sr/Fixed/Pass Through	8.50%	55% CPR	30/360	1.16	1-59 / 59	February 2009	November 2031	2.10%	VI
A-VII	180,718,000	AAA/NA/Aaa	Sr/Fixed/Pass Through	7.00%	50% CPR	30/360	1.33	1-70 / 70	January 2010	November 2031	2.10%	VII
A-VIII	149,025,000	AAA/NA/Aaa	Sr/Fixed/Pass Through	6.50%	45% CPR	30/360	1.54	1-83 / 83	February 2011	November 2031	2.10%	VIII
A-IX	24,403,000	AAA/NA/Aaa	Sr/Fixed/Pass Through	6.00%	40% CPR	30/360	1.78	1-83 / 83	February 2011	November 2031	2.10%	IX
M-II-1	7,659,000	AA/NA/NA	Mez/Variable	6.75%	Blended	30/360	5.68	1-83 / 83	February 2011	November 2031	0.60%	II, III, IV, V, VI, VII, VIII, IX
M-II-2	1,021,000	A/NA/NA	Mez/Variable	6.75%	Blended	30/360	5.68	1-83 / 83	February 2011	November 2031	0.40%	II, III, IV, V, VI, VII, VIII, IX
M-II-3	511,000	BBB/NA/NA	Mez/Variable	6.75%	Blended	30/360	5.68	1-83 / 83	February 2011	November 2031	0.30%	II, III, IV, V, VI, VII, VIII, IX
A-IO-1	129,136,854 [2]	AAA/NA/Aaa	Sr/Variable/Interest Only	Variable	Blended	30/360	N/A	1-83 / 83	February 2011	November 2031	2.10%	II, III, IV, V
A-IO-2	381,436,455 [2]	AAA/NA/Aaa	Sr/Variable/Interest Only	Variable	Blended	30/360	N/A	1-83 / 83	February 2011	November 2031	2.10%	VI, VII, VIII, IX
A-PO	178,564	AAA/NA/Aaa	Sr/Principal Only	0.00%	Blended	30/360	N/A	1-83 / 83	February 2011	November 2031	2.10%	V, IX
B-II-1	510,000	BB/NA/NA	Subordinate/Variable	6.75%	Blended	30/360	5.68	1-83 / 83	February 2011	November 2031	0.20%	II, III, IV, V VI, VII, VIII, IX
B-II-2	255,000	B/NA/NA	Subordinate/Variable	6.75%	Blended	30/360	5.68	1-83 / 83	February 2011	November 2031	0.15%	II, III, IV, V VI, VII, VIII, IX
B-II-3	766,745	NA/NA/NA	Subordinate/Variable	6.75%	Blended	30/360	5.68	1-83 / 83	February 2011	November 2031	0.00%	II, III, IV, V VI, VII, VIII, IX
R-I	--	AAA/Aaa/NA	Sr/Residual	--	--	Act/360	--	--	--	--	--	I
R-II	50	AAA/NA/Aaa	Sr/Residual	--	--	30/360	--	--	--	--	--	II, III, IV, V VI, VII, VIII, IX
R-III	50	AAA/NA/Aaa	Sr/Residual	--	--	30/360	--	--	--	--	--	II, III, IV, V VI, VII, VIII, IX

Notes:
(1) Class sizes subject to a 10% variance.
(2) Notional amount.
(3) For more information regarding these classes of non-offered certificates, see the prospectus supplement.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

COLLATERAL SUMMARY (LOAN GROUP I):

Current LTVs have been calculated based on current mortgage loan balance and mortgaged property value at the time of mortgage loan origination. With respect to the Group I Loans secured by second liens, the combined LTVs have been used.

Credit Scores have been updated prior to the Cut-off Date.

All collateral information contained herein is as of the Cut-off Date of March 1, 2004.

LOAN GROUP I - AGGREGATE			
Agg. Scheduled	$135,239,295	WA Original LTV	78.75%
Avg. Scheduled Balance	$99,734	WA Current LTV	72.91%
WAC	8.30%	WA CreditScore	587
WAM	272	Full Doc	81.97%
Seasoning (months)	79	Limited Doc	18.03%
California Concentration	16.08%		

LOAN GROUP I-A – (FIXED)			
Agg. Scheduled Balance	$46,387,748	WA Original LTV	79.23%
Avg. Scheduled Balance	$136,034	WA Current LTV	72.28%
WAC	8.51	WA Credit Score	547
WAM	257	Full Doc	86.81%
Seasoning (months)	78	Limited Doc	13.19%
California Concentration	23.29%		

LOAN GROUP I-B – (ARMS)			
Agg. Scheduled Balance	$88,851,547	WA Original LTV	78.49%
Avg. Scheduled Balance	$87,538	WA Current LTV	73.23%
WAC	8.20%	WA Credit Score	609
WAM	280	Full Doc	79.44%
Seasoning (months)	80	Limited Doc	20.56%
California Concentration	12.31%		

Issuer: RAMP Series 2004-SL1 Trust.

Certificates: Class A-I Certificates and Class R-I Certificates are backed by primarily first lien fixed-rate and adjustable-rate mortgage loans (the "Group I Loans").

Class A-II Certificates are backed by mortgage loans with an initial term to maturity of up to 15 years or less and net mortgage rates equal to or greater than 8.50% (the "Group II Loans").

Class A-III Certificates are backed by mortgage loans with an initial term to maturity of up to 15 years or less and net mortgage rates equal to or greater than 7.00% and less than 8.50% (the "Group III Loans").

Class A-IV Certificates are backed by mortgage loans with an initial term to maturity of up to 15 years or less and net mortgage rates equal to or greater than 6.50% and less than 7.00% (the "Group IV Loans").

Class A-V Certificates are backed by mortgage loans with an initial term to maturity of up to 15 years or less and net mortgage rates less than 6.50% (the "Group V Loans").

Class A-VI Certificates are backed by mortgage loans with an initial term to maturity of up to 30 years or less and net mortgage rates equal to or greater than 8.50% (the "Group VI Loans").

Class A-VII Certificates are backed by mortgage loans with an initial term to maturity of up to 30 years or less and net mortgage rates equal to or greater than 7.00% and less than 8.50% (the "Group VII Loans").

Class A-VIII Certificates are backed by mortgage loans with an initial term to maturity of up to 30 years or less and net mortgage rates equal to or greater than 6.50% and less than 7.00% (the "Group VIII Loans").

Class A-IX Certificates are backed by mortgage loans with an initial term to maturity of up to 30 years or less and net mortgage rates less than 6.50% (the "Group IX Loans").

Class M-I-1, Class M-I-2, Class M-I-3, Class M-I-4, Class M-I-5, Class M-I-6 and Class M-I-7 Certificates (collectively, the "Class M-I Certificates") are backed by the Group I Loans.

Class M-II-1, Class M-II-2 and Class M-II-3 Certificates (collectively, the "Class M-II Certificates") are backed by the Group II Loans, Group III Loans, Group IV Loans, Group V Loans, Group VI Loans, Group VII Loans, Group VIII Loans and Group IX Loans.

Class B-II-1, Class B-II-2 and Class B-II-3 Certificates (collectively, the "Class B-II Certificates") are backed by the Group II Loans, Group III Loans, Group IV Loans, Group V Loans, Group VI Loans, Group VII Loans, Group VIII Loans and Group IX Loans.

Class A-IO-1 Certificates are backed by the Group II Loans, Group III Loans, Group IV Loans and Group V Loans and the Class A-IO-2 Certificates are backed by the Group VI Loans, Group VII Loans, Group VIII Loans and Group IX Loans. The Class A-IO-1 and Class A-IO-2 Certificates are referred to together as the "Class A-IO Certificates."

Class A-PO Certificates are backed by the Group V Loans and Group IX Loans.

Class A-IO, Class A-PO, Class A-II, Class A-III, Class A-IV, Class A-V, Class A-VI, Class A-VII, Class A-VIII and Class A-IX Certificates, are referred to together as the "Group A-II Certificates."

Class A-I Certificates and Group A-II Certificates are referred to together as the "Class A Certificates."

Class M-I Certificates and Class M-II Certificates are referred to together as the "Class M Certificates."

Class R-I Certificates, Class R-II Certificates and Class R-III Certificates are referred to together as the "Class R Certificates."

Class A Certificates and Class R Certificates are referred to together the "Senior Certificates."

Class B-II Certificates and Class M Certificates are referred to together as the "Subordinate Certificates."

Offered Certificates Class A-I Certificates and Class M-I Certificates.

Non-Offered Certificates: Group A-II Certificates and Class M-II Certificates.

Class B-II Certificates.

Class R Certificates and Class SB Certificates.

Sole Manager: Citigroup Global Markets Inc.

Depositor: Residential Asset Mortgage Products, Inc. ("RAMP").

Trustee: Deutsche Bank Trust Company Americas.

Master Servicer: Residential Funding Corporation (the "Seller", "Master Servicer" or "Residential Funding").

Subservicer: Primary servicing will be provided by HomeComings Financial Network, Inc. ("HomeComings") with respect to approximately 20.04% of the mortgage loans. HomeComings is a wholly-owned subsidiary of Residential Funding.

Cut-off Date: March 1, 2004 after deducting payments due during the month of March 2004.

Settlement Date: On or about March 30, 2004.

Distribution Dates: 25th of each month (or the next business day if such day is not a business day) commencing on April 26, 2004.

Form of Certificates:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	For the Class A-I Certificates and Class M-I-1 Certificates: $25,000 and integral multiples of $1 in excess thereof; for the Class M-I-2, Class M-I-3, Class M-I-4, Class M-I-5, Class M-I-6 and Class M-I-7 Certificates: $250,000 and integral multiples of $1 in excess thereof.
ERISA Considerations:	It is expected that, as of the Settlement Date, the Offered Certificates will be eligible for purchase by employee benefit plans or other retirement arrangements that are subject to ERISA or section 4975 of the Internal Revenue Code, subject to certain conditions. Investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of such a plan's acquisition and ownership of such Certificates.
Legal Investment:	The Offered Certificates will not constitute "mortgage-related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.
Tax Status:	One or more REMIC elections.

Collateral Description:

Nine loan groups:

- Group I Loans will be subdivided into two groups referred to as Loan Group I-A and Loan Group I-B.
  - Group I-A Loans will consist of primarily first lien, fixed-rate mortgage loans with an aggregate principal balance of approximately $46,387,748 as of the Cut-off Date.
  - Group I-B Loans will consist of first lien, adjustable-rate mortgage loans with an aggregate principal balance of approximately $88,851,547 as of the Cut-off Date.
- Refer to the prospectus supplement for additional information regarding the Group II Loans, Group III Loans, Group IV Loans, Group V Loans, Group VI Loans, Group VII Loans, Group VIII Loans and Group IX Loans.

As of March 1, 2004, approximately 72.53% of the Group I Loans are current. As of March 1, 2004, 7.72% of the Group I Loans have been one-month delinquent once in the previous twelve months and 51.35% of the Group I Loans have been one-month or more delinquent more than once in the previous twelve months. A loan is considered to be "30 to 59 days" or "30 or more days" delinquent when a payment due on any due date remains unpaid as of the close of business on the next following monthly due date. However, since the determination as to whether a loan falls into this category is made as of the close of business on the last business day of each month, a loan with a payment due on July 1 that remained unpaid as of the close of business on July 31 would still be considered current as of July 31. If that payment remained unpaid as of the close of business on August 31, the loan would then be considered to be 30 to 59 days delinquent. Delinquency information presented herein as of the Cut-off Date is determined and prepared as of the close of business on the last business day immediately prior to the Cut-off Date.

Substantially all of the Group I Loans were sourced from terminated Residential Asset Securities Corporation, Inc. trusts, RFC's shelf registration for the securitization of subprime mortgages.

Homeownership Act Loans:

Approximately 0.60% of the the Group I Loans (the "Homeownership Act Loans") are subject to special rules, disclosure requirements and other regulatory provisions because they are subject to the Home Ownership Protection Act of 1994, or Homeownership Act. The Homeownership Act requires certain additional disclosures and other requirements on mortgages subject to the Homeownership Act. Purchasers or assignees of these Homeownership Act Loans could be exposed to all claims and defenses that the mortgagors could assert against the originators of the mortgage loans. Remedies available to the borrower include monetary penalties, as well as rescission rights. Residential Funding Corporation, as seller, will be required to repurchase or substitute for any mortgage loan that violated the Homeownership Act at the time of origination, if that violation adversely affects the interests of the certificate holders in that mortgage loan.

Optional Call:

If the aggregate principal balance of the Group I Loans falls below 10% of their original aggregate principal balance as of the Cut-off date ("Group I Optional Call"), the Master Servicer may terminate the trust with respect to this loan group.

The optional call for the Group I Loans and the optional call for the Group II Loans, Group III Loans, Group IV Loans, Group V Loans, Group VI Loans, Group VII Loans, Group VIII Loans and Group IX Loans (as described in the prospectus supplement) are independent of each other.

Priority of Distributions:

Payments to the holders of the Class A-I Certificates and Class M-I Certificates will be made from the available amount from loan group I generally as follows:

(1) Distribution of accrued and unpaid interest to the Class A-I Certificates, Class M-I-1 Certificates, Class M-I-2 Certificates, Class M-I-3 Certificates, Class M-I-4 Certificates, Class M-I-5 Certificates, Class M-I-6 Certificates and Class M-I-7 Certificates, in that order;

(2) Distribution of principal to the Class A-I Certificates and Class M-I Certificates in the following order of priority:
   - (a) to the Class A-I Certificates, the Class A-I Principal Distribution Amount, until the certificate principal balance is reduced to zero;
   - (b) to the Class M-I-1 Certificates, the Class M-I-1 Principal Distribution Amount, until the certificate principal balance is reduced to zero;
   - (c) to the Class M-I-2 Certificates, the Class M-I-2 Principal Distribution Amount, until the certificate principal balance is reduced to zero;
   - (d) to the Class M-I-3 Certificates, the Class M-I-3 Principal Distribution Amount, until the certificate principal balance is reduced to zero;
   - (e) to the Class M-I-4 Certificates, the Class M-I-4 Principal Distribution Amount, until the certificate principal balance is reduced to zero;
   - (f) to the Class M-I-5 Certificates, the Class M-I-5 Principal Distribution Amount, until the certificate principal balance is reduced to zero;
   - (g) to the Class M-I-6 Certificates, the Class M-I-6 Principal Distribution Amount, until the certificate principal balance is reduced to zero; and
   - (h) to the Class M-I-7 Certificates, the Class M-I-7 Principal Distribution Amount, until the certificate principal balance is reduced to zero

(3) Distribution of principal to the Class A-I Certificates and Class M-I Certificates from the excess interest on the related mortgage loans ("Group I Excess Cash Flow"), to cover realized losses for the preceding month (other than Excess Special Hazard Losses);

(4) Distribution of principal to specified Group A-II Certificates from the Group I Excess Cash Flow to cover certain Excess Special Hazard Losses on the Group II, III, IV, V, VI, VII, VIII and IX Loans;

(5) Distribution of additional principal to the Class A-I Certificates and Class M-I Certificates from the Group I Excess Cash Flow, until the Group I Required Overcollateralization Amount is reached;
(6) Payment to the Class A-I Certificates and Class M-I Certificates, on a pro rata basis, in respect of prepayment interest shortfalls not covered by Eligible Master Servicing Compensation for that distribution date.
(7) Payment to the Class A-I Certificates and Class M-I Certificates, on a pro rata basis, in respect of prepayment interest shortfalls not covered by Eligible Master Servicing Compensation that remain unpaid from prior distribution dates, with interest thereon;
(8) To the extent provided in the prospectus supplement, payment to the Class A-I Certificates and Class M-I Certificates, on a pro rata basis, in respect of any Group I Basis Risk Shortfall Carry-Forward Amount;
(9) Payment to the Class A-I Certificates and Class M-I Certificates, on a pro rata basis, in respect of current Relief Act shortfalls;
(10) To pay to the holders of the Class A-I Certificates, Class M-I-1 Certificates, Class M-I-2 Certificates, Class M-I-3 Certificates, Class M-I-4 Certificates, Class M-I-5 Certificates, Class M-I-6 Certificates and Class M-I-7 Certificates, in that order, the principal portion of any realized losses (other than Excess Special Hazard Losses) previously allocated thereto that remain unreimbursed; and
(11) Distribution of any remaining funds to the Class SB Certificates and Class R-I Certificates.

An additional payment may be made to the Class A-I Certificates and Class M-I Certificates from available funds related to the Group II, III, IV, V, VI, VII, VIII and IX Loans to the extent of an Excess Special Hazard Loss on the Group I Loans as described under "Allocation of Losses/Subordination."

Distribution of Principal: The holders of the Class A-I Certificates will be entitled to receive payments of principal on each distribution date according to the Class A-I Principal Distribution Amount in the priority described above.

The holders of the Class M-I Certificates will be entitled to receive payments of principal on each distribution date on and after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that distribution date according to the related Class M-I Principal Distribution Amount specified herein in the priority described herein.

Interest Accrual Period: From and including the preceding Distribution Date (for the first accrual period, the Settlement Date) up to but excluding the current Distribution Date, on an actual/360 basis.

Pass-Through Rates: The Class A-I Pass-Through Rate will be a per annum rate equal to the least of (x) for any Distribution Date which occurs prior to the second Distribution Date after the first possible Group I Optional Call date, One-Month LIBOR plus [ ]% (the "Class A-I Margin"), and beginning on the second Distribution Date after the first possible Group I Optional Call date, One-Month LIBOR plus 2 times the Class A-I Margin, (y) the Group I Net WAC Cap Rate, and (z) 14.00% per annum.

The Class M-I Pass-Through Rate will be a per annum rate equal to the least of (x) for any Distribution Date which occurs prior to the second Distribution Date after the first possible Group I Optional Call date, One-Month LIBOR plus the related Class M-I Margin, and beginning on the second Distribution Date after the first possible Group I Optional Call date, One-Month LIBOR plus 1.5 times the related Class M-I Margin, (y) the Group I Net WAC Cap Rate, and (z) 14.00% per annum.

Group I Net WAC Cap Rate: The pass-through rates of the Group I Certificates with respect to any Distribution Date will be subject to a cap equal to the product of (i) the weighted average of the Net Mortgage Rates of the Group I Loans as of the end of the calendar month immediately preceding the month in which such Distribution Date occurs and (ii) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the related interest accrual period.

For any Distribution Date on which the Pass-Through Rate on the Group I Certificates is limited to the Group I Net WAC Cap Rate, the resulting shortfall will carry forward with interest thereon, subject to a maximum of 14.00% per annum (the "Group I Basis Risk Shortfall Carry-Forward Amount").

Weighted Average Monthly Fees: Master servicing fee and subservicing fee of approximately 0.37% for Loan Group I-A and approximately 0.55% for Loan Group I-B.

Net Mortgage Rate: With respect to any mortgage loan, the mortgage rate thereon minus the rates at which the master servicing and subservicing fees are paid.

Eligible Master Servicing Compensation: Prepayment interest shortfalls on the related mortgage loans may be covered from Eligible Master Servicing Compensation. Eligible Master Servicing Compensation for any related loan group and any Distribution Date is an amount equal to the lesser of (a) one-twelfth of 0.125% of the stated principal balance of the mortgage loans in that loan group immediately preceding that Distribution Date, and (b) the sum of the master servicing fee payable to the Master Servicer in respect of its master servicing activities and reinvestment income received by the Master Servicer on amounts payable with respect to that Distribution Date with respect to the mortgage loans in that loan group.

Group I Excess Cash Flow may also be available to cover prepayment interest shortfalls, subject to the priority of distributions for the Group I Excess Cash Flow.

Advances: The Master Servicer will advance delinquent principal and interest to the extent the advance is recoverable from future collections on the loan.

Allocation of Losses/Subordination: Losses with respect to the Group I Loans, other than Excess Special Hazard Losses, will be allocated first to reduce any Group I Excess Cash Flow, second to reduce the Group I Overcollateralization Amount, third to the Class M-I-7, Class M-I-6, Class M-I-5, Class M-I-4, Class M-I-3, Class M-I-2 and Class M-I-1 Certificates, in that order, in each case until the certificate principal balance thereof is reduced to zero, and fourth to the Class A-I Certificates, until the certificate principal balance thereof is reduced to zero.

Excess Special Hazard Losses on the Group I Loans, in an amount up to the remaining special hazard amount for the Group II, III, IV, V, VI, VII, VIII and IX Loans, will be covered by making a payment to the most senior of the Class A-I Certificates and Class M-I Certificates outstanding from amounts otherwise payable to the most subordinate class of the Class B-II, Class M-II-3 and Class M-II-2 Certificates outstanding on each Distribution Date until paid in full. Any further Excess Special Hazard Losses on the Group I Loans will be allocated to the Class A-I Certificates and Class M-I Certificates on a pro rata basis. Excess Special Hazard Losses on the Group II, III, IV, V, VI, VII, VIII and IX Loans, in an amount up to the remaining special hazard amount for the Group I Loans, will be covered by making a payment to the Group A-II Certificates from any Group I Excess Cash Flow on each Distribution Date until paid in full. Any further Excess Special Hazard Losses on the Group II, III, IV, V, VI, VII, VIII and IX Loans will be allocated to the classes of certificates related to such loans on a pro rata basis.

Excess Special Hazard Loss Amount:

With respect to the Group I Loans, special hazard losses in an aggregate amount greater than the related special hazard amount which will be initially equal to approximately $1,837,743, as such amount may be adjusted under the pooling and servicing agreement.

Group I Overcollateralization Amount:

With respect to any Distribution Date and Group I Loans, the excess, if any, of the aggregate stated principal balance of the Group I Loans before giving effect to distributions of principal to be made on that Distribution Date, over the aggregate certificate principal balance of the Class A-I Certificates and Class M-I Certificates, as of such date, before taking into account distributions of principal to be made on that Distribution Date.

Group I Required Overcollateralization Amount:

With respect to any Distribution Date and the Group I Loans, (a) if such Distribution Date is prior to the Group I Stepdown Date, 2.25% of the aggregate stated principal balance of the Group I Loans as of the Cut-off Date, or (b) if such Distribution Date is on or after the Group I Stepdown Date, the greater of (i) 4.50% of the then current aggregate stated principal balance of the Group I Loans as of the end of the related due period and (ii) the Group I Overcollateralization Floor, or (c) on or after the Group I Stepdown Date if a Trigger Event is in effect, the Group I Required Overcollaterlization Amount for the immediately preceding Distribution Date.

Trigger Event:

A Trigger Event is in effect on any Distribution Date if either (i) the three month average of the related Sixty-Plus Delinquency Percentage, as determined on that Distribution Date and the immediately preceding two Distribution Dates, equals or exceeds [40.00]% of the Group I Senior Enhancement Percentage or (ii) cumulative realized losses on the Group I Loans as a percentage of the initial aggregate principal balance of the related mortgage loans as of the Cut-off Date exceed the following amounts:

	Group I Loans
Months 37-48	[3.00]% in the first month plus an additional 1/12th of [1.00]% for every month thereafter
Months 49-60	[4.00]% in the first month plus an additional 1/12th of [0.75]% for every month thereafter
Months 61-72	[4.75]% in the first month plus an additional 1/12th of [0.25]% for every month thereafter
Months 72 and thereafter	[5.00]%

Group I Senior Enhancement Percentage:	For any Distribution Date, the percentage obtained by dividing (x) the sum of (i) the aggregate certificate principal balance of the Class M-I-1, Class M-I-2, Class M-I-3, Class M-I-4, Class M-I-5, Class M-I-6 and Class M-I-7 Certificates and (ii) the Group I Overcollateralization Amount, in each case prior to the distribution of the Group I Principal Distribution Amount on such Distribution Date, by (y) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date.
Group I Overcollateralization Floor:	An amount equal to 0.50% of the aggregate stated principal balance of the Group I Loans as of the Cut-off Date.
Group I Overcollateralization Increase Amount:	With respect to any Distribution Date and the Group I Loans, an amount equal to the lesser of (i) Group I Excess Cash Flow available for payment of the Group I Overcollateralization Increase Amount and (ii) the excess, if any, of (x) the Group I Required Overcollateralization Amount for that Distribution Date over (y) the Group I Overcollateralization Amount for that Distribution Date.
Group I Overcollateralization Reduction Amount:	With respect to any Distribution Date for which the Group I Excess Overcollateralization Amount is, or would be, after taking into account all other distributions to be made on that Distribution Date, greater than zero, an amount equal to the lesser of (i) the Group I Excess Overcollateralization Amount for that Distribution Date and (ii) principal collected on the Group I Loans for that Distribution Date.
Group I Excess Overcollateralization Amount:	With respect to any Distribution Date, the excess, if any, of the Group I Overcollateralization Amount over the Group I Required Overcollateralization Amount.
Group I Principal Distribution Amount:	As to any Distribution Date, the lesser of (i) the aggregate certificate principal balance of the Class A-I Certificates and Class M-I Certificates prior to such Distribution Date and (ii) the sum of (a) principal collected on the Group I Loans excluding Subsequent Recoveries and (b) the Group I Overcollateralization Increase Amount less (c) the Group I Overcollateralization Reduction Amount.

Class A-I Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Group I Stepdown Date or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect for that Distribution Date, the Group I Principal Distribution Amount for that Distribution Date or (ii) on or after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that Distribution Date, the lesser of:

- the Group I Principal Distribution Amount for that Distribution Date; and
- the excess, if any, of (A) the aggregate certificate principal balance of the Class A-I Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group I Subordination Percentage and (2) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date, less the Group I Overcollateralization Floor.

Class M-I-1 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Group I Stepdown Date or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect for that Distribution Date, the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount or (ii) on or after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-I Certificates (after taking into account the distribution of the Class A-I Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-I-1 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group I Subordination Percentage and (2) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date, less the Group I Overcollateralization Floor.

Class M-I-2 Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Group I Stepdown Date or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect for that Distribution Date, the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount and the Class M-I-1 Principal Distribution Amount or (ii) on or after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount and the Class M-I-1 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-I Certificates and Class M-I-1 Certificates (after taking into account the distribution of the Class A-I Principal Distribution Amount and Class M-I-1 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-I-2 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group I Subordination Percentage and (2) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date, less the Group I Overcollateralization Floor.

Class M-I-3 Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Group I Stepdown Date or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect for that Distribution Date, the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount and Class M-I-2 Principal Distribution Amount or (ii) on or after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount and Class M-I-2 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-I, Class M-I-1 and Class M-I-2 Certificates (after taking into account the distribution of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount and Class M-I-2 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-I-3 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group I Subordination Percentage and (2) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date, less the Group I Overcollateralization Floor.

Class M-I-4 Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Group I Stepdown Date or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect for that Distribution Date, the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount, Class M-I-2 Principal Distribution Amount and Class M-I-3 Principal Distribution Amount or (ii) on or after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount, Class M-I-2 Principal Distribution Amount and Class M-I-3 Principal Distribution Amount; and

- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-I, Class M-I-1, Class M-I-2 and Class M-I-3 Certificates (after taking into account the distribution of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount, Class M-I-2 Principal Distribution Amount and Class M-I-3 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-I-4 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group I Subordination Percentage and (2) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date, less the Group I Overcollateralization Floor.

Class M-I-5 Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Group I Stepdown Date or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect for that Distribution Date, the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount, Class M-I-2 Principal Distribution Amount, Class M-I-3 Principal Distribution Amount and Class M-I-4 Principal Distribution Amount or (ii) on or after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount, Class M-I-2 Principal Distribution Amount, Class M-I-3 Principal Distribution Amount and Class M-I-4 Principal Distribution Amount; and

- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-I, Class M-I-1, Class M-I-2, Class M-I-3 and Class M-I-4 Certificates (after taking into account the distribution of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount, Class M-I-2 Principal Distribution Amount, Class M-I-3 Principal Distribution Amount and Class M-I-4 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-I-5 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group I Subordination Percentage and (2) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date, less the Group I Overcollateralization Floor.

Class M-I-6
Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Group I Stepdown Date or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect for that Distribution Date, the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount, Class M-I-2 Principal Distribution Amount, Class M-I-3 Principal Distribution Amount, Class M-I-4 Principal Distribution Amount and Class M-I-5 Principal Distribution Amount or (ii) on or after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount, Class M-I-2 Principal Distribution Amount, Class M-I-3 Principal Distribution Amount, Class M-I-4 Principal Distribution Amount and Class M-I-5 Principal Distribution Amount; and

- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-I, Class M-I-1, Class M-I-2, Class M-I-3, Class M-I-4 and Class M-I-5 Certificates (after taking into account the distribution of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount, Class M-I-2 Principal Distribution Amount, Class M-I-3 Principal Distribution Amount, Class M-I-4 Principal Distribution Amount and Class M-I-5 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-I-6 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group I Subordination Percentage and (2) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date, less the Group I Overcollateralization Floor.

Class M-I-7
Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Group I Stepdown Date or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect for that Distribution Date, the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount, Class M-I-2 Principal Distribution Amount, Class M-I-3 Principal Distribution Amount, Class M-I-4 Principal Distribution Amount, Class M-I-5 Principal Distribution Amount and Class M-I-6 Principal Distribution Amount or (ii) on or after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount, Class M-I-2 Principal Distribution Amount, Class M-I-3 Principal Distribution Amount, Class M-I-4 Principal Distribution Amount, Class M-I-5 Principal Distribution Amount and Class M-I-6 Principal Distribution Amount; and

- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-I, Class M-I-1, Class M-I-2, Class M-I-3, Class M-I-4, Class M-I-5 and Class M-I-6 Certificates (after taking into account the distribution of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount, Class M-I-2 Principal Distribution Amount, Class M-I-3 Principal Distribution Amount, Class M-I-4 Principal Distribution Amount, Class M-I-5 Principal Distribution Amount and Class M-I-6 Principal Distribution Amount for that

Distribution Date) and (2) the certificate principal balance of the Class M-I-7 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group I Subordination Percentage and (2) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date, less the Group I Overcollateralization Floor.

Group I Subordination Percentage: As to any class of Class A-I Certificates or Class M-I Certificates, the respective percentage set forth below:

Class	Percentage
A-I	65.50%
M-I-1	76.50%
M-I-2	82.50%
M-I-3	86.00%
M-I-4	89.00%
M-I-5	91.00%
M-I-6	93.50%
M-I-7	95.50%

Group I Stepdown Date: The Distribution Date which is the later to occur of (x) the Distribution Date in April 2007 and (y) the first Distribution Date on which the aggregate stated principal balance of the Group I Loans as of the end of the related due period is less than 50% of the aggregate stated principal balance of the Group I Loans as of the Cut-off Date.

Subsequent Recoveries: Subsequent recoveries, net of reimbursable expenses, with respect to mortgage loans that have been previously liquidated and that have resulted in a realized loss.

TERMINATED TRUST HISTORICAL PERFORMANCE: (Information as of February 1st, 2004)

Deal Name	S&P Rating	Moody's Rating	Fitch Rating	Issue Date	Original Pool Size	Current Pool Size	Cumulative Loss	Severity	Contribution to RAMP 2004-SL1 Group I
RALI 1997-QS11 15 YR		X		10/1/1997	$104,940,731	$8,835,174	0.02%	0.19%	1.52%
RASC 1996-KS2	X	X		5/1/1996	100,462,676	6,187,382	1.87%	30.32%	0.36%
RASC 1997-KS1 Group II	X	X		3/1/1997	151,859,044	5,281,060	2.31%	66.36%	3.01%
RASC 1997-KS1 Group I	X	X		3/1/1997	121,743,602	8,418,216	1.51%	21.85%	0.92%
RASC 1997-KS2	X	X		6/1/1997	250,104,875	8,558,268	2.06%	60.06%	4.58%
RASC 1997-KS3 Group I	X		X	8/1/1997	200,042,997	16,784,933	2.02%	24.05%	2.33%
RASC 1997-KS4 Group I	X	X	X	11/1/1997	200,055,769	15,809,151	2.31%	29.26%	1.65%
RASC 1998-KS1 Group II Conf	X	X		3/1/1998	325,003,510	20,068,176	1.96%	31.70%	9.94%
RASC 1998-KS1 Group II Non-	X	X		3/1/1998	150,069,782	6,397,898	3.34%	78.36%	3.65%
RASC 1998-KS2 Group II Conf	X	X	X	6/1/1998	75,079,938	4,655,873	3.15%	50.80%	2.46%
RASC 1998-KS2 Group II Non-	X	X	X	6/1/1998	370,122,398	24,866,186	2.52%	37.57%	12.84%
RASC 1998-KS3 ARM	X	X	X	9/1/1998	425,129,755	32,024,095	3.14%	41.73%	16.64%
RFMSI 1 1999 S-18	X		X	8/1/1999	369,289,427	21,963,638	0.07%	1.13%	0.19%
RFMSI 1999-S10	X		X	4/1/1999	179,230,003	13,768,612	0.00%	0.00%	0.83%
RFMSI 1999-S11	X			4/1/1999	261,040,503	19,088,272	0.02%	0.26%	0.00%
RFMSI 2001-S10 A		X	X	5/1/2001	259,117,987	11,841,564	0.00%	0.00%	0.00%
RFMSI 2001-S10 B		X	X	5/1/2001	363,504,150	19,580,439	0.00%	0.00%	0.00%
RFMSI 2001-S11	X		X	5/1/2001	284,785,978	16,303,681	0.00%	0.00%	0.00%
RFMSI 2001-S12 A	X		X	6/1/2001	189,302,258	13,319,057	0.00%	0.00%	0.00%
RFMSI 2001-S12 B	X		X	6/1/2001	173,639,112	10,260,537	0.04%	0.63%	0.00%
RFMSI 2001-S13	X	X		6/1/2001	358,015,150	29,898,903	0.00%	0.00%	1.81%
RFMSI 2001-S15	X		X	7/1/2001	724,826,958	36,099,662	0.00%	0.00%	0.00%
RFMSI 2001-S17 Group 1		X	X	8/1/2001	414,539,955	23,484,545	0.00%	0.00%	0.00%
RFMSI 2001-S17 Group 2		X	X	8/1/2001	207,214,809	13,669,183	0.00%	0.00%	0.00%
RFMSI 2001-S20	X	X		9/1/2001	310,444,373	22,896,906	0.00%	0.00%	0.00%
RFMSI 2001-S22 Group 1	X		X	9/1/2001	311,740,533	18,977,354	0.00%	0.00%	0.00%
RFMSI 2001-S22 Group 2	X		X	9/1/2001	259,894,373	18,910,061	0.00%	0.00%	0.00%
RFMSI 2001-S24	X		X	10/1/2001	413,989,184	31,913,826	0.00%	0.00%	0.00%
RFMSI 2001-S4	X		X	2/1/2001	207,705,413	7,603,782	0.00%	0.06%	0.00%
RFMSI 2001-S9		X	X	4/1/2001	260,087,418	11,730,944	0.01%	0.31%	0.00%
RFMSI I 1992-S11	X	X	X	4/1/1992	324,107,828	1,272,477	1.12%	285.50%	0.18%
RFMSI I 1992-S16	X		X	5/1/1992	322,682,744	977,688	1.32%	436.07%	0.41%
RFMSI I 1992-S18	X	X		6/1/1992	157,858,019	577,601	0.00%	0.00%	0.00%
RFMSI I 1992-S2	X		X	1/1/1992	541,188,444	1,527,518	0.71%	250.36%	0.61%
RFMSI I 1992-S20	X		X	6/1/1992	375,449,693	2,547,478	0.43%	63.20%	0.09%
RFMSI I 1992-S22	X	X		7/1/1992	183,771,179	1,237,020	0.05%	7.24%	0.00%
RFMSI I 1992-S24	X		X	7/1/1992	431,506,264	2,305,859	0.84%	157.29%	0.06%
RFMSI I 1992-S27	X		X	8/1/1992	157,499,405	1,078,070	0.07%	9.53%	0.20%
RFMSI I 1992-S31	X		X	9/1/1992	261,801,193	2,496,162	0.11%	11.67%	0.34%
RFMSI I 1992-S32	X		X	9/1/1992	430,245,573	3,107,680	0.44%	60.99%	0.18%
RFMSI I 1992-S33	X		X	10/1/1992	322,581,934	3,876,575	0.99%	82.31%	0.18%
RFMSI I 1992-S34	X		X	10/1/1992	427,807,907	4,033,932	0.50%	52.54%	0.00%
RFMSI I 1992-S35	X	X		10/1/1992	146,754,519	2,539,496	0.08%	4.46%	0.46%
RFMSI I 1992-S36	X	X	X	11/1/1992	260,444,079	5,965,414	0.16%	7.07%	0.63%
RFMSI I 1992-S38	X		X	11/1/1992	427,814,329	5,228,417	0.24%	19.98%	0.00%
RFMSI I 1992-S39	X	X		11/1/1992	183,802,830	3,433,451	0.13%	6.69%	0.32%
RFMSI I 1992-S41	X	X		12/1/1992	156,959,931	2,620,489	0.02%	1.46%	0.51%
RFMSI I 1992-S43	X		X	12/1/1992	376,347,086	4,657,209	0.59%	47.63%	0.00%
RFMSI I 1992-S44	X		X	12/1/1992	133,690,335	2,611,664	0.15%	7.50%	0.00%
RFMSI I 1992-S6	X		X	2/1/1992	459,500,241	2,785,930	0.92%	152.33%	0.00%
RFMSI I 1992-S9	X		X	3/1/1992	218,151,399	448,912	0.21%	101.10%	0.16%
RFMSI I 1993-S11	X		X	3/1/1993	350,198,858	4,909,234	0.45%	31.82%	0.08%
RFMSI I 1993-S12	X		X	3/1/1993	295,848,489	5,314,584	0.23%	12.75%	0.22%
RFMSI I 1993-S13	X	X		3/1/1993	183,302,633	2,278,501	0.13%	10.85%	0.36%
RFMSI I 1993-S14	X	X		4/1/1993	482,582,095	9,271,723	0.35%	18.28%	0.11%
RFMSI I 1993-S15	X	X		4/1/1993	288,587,914	5,523,228	0.15%	7.81%	1.00%
RFMSI I 1993-S16	X		X	5/1/1993	215,199,969	7,139,747	0.20%	6.07%	0.00%
RFMSI I 1993-S17	X	X		5/1/1993	234,376,335	6,623,261	0.08%	2.68%	1.03%
RFMSI I 1993-S2	X		X	1/1/1993	320,878,029	2,459,300	0.51%	66.03%	0.00%
RFMSI I 1993-S20	X	X		6/1/1993	261,172,116	7,535,792	0.07%	2.41%	0.91%
RFMSI I 1993-S21	X	X		6/1/1993	269,200,606	4,026,740	0.18%	12.20%	0.00%
RFMSI I 1993-S25	X	X		7/1/1993	155,801,920	6,299,938	0.00%	0.00%	0.25%

Notes: Not all loans from each terminated trust will be included in RAMP 2004-SL1.
There can be no assurance that the loss experience will be representative of the results that may be experienced with respect to the mortgage loans related to this transaction.

Source: *Residential Funding Corporation; Monthly Statements to Certificateholders*

TERMINATED TRUST HISTORICAL PERFORMANCE: (Information as of February 1st, 2004)

Deal Name	S&P Rating	Moody's Rating	Fitch Rating	Issue Date	Original Pool Size	Current Pool Size	Cumulative Loss	Severity	Contribution to RAMP 2004-SL1 Group I
RFMSI I 1993-S26	X		X	7/1/1993	376,029,705	4,366,343	0.45%	38.51%	0.16%
RFMSI I 1993-S27	X		X	6/1/1993	274,570,014	4,034,993	0.38%	26.04%	0.00%
RFMSI I 1993-S28	X		X	8/1/1993	214,013,270	3,735,874	0.09%	4.93%	0.00%
RFMSI I 1993-S29	X		X	8/1/1993	259,785,708	7,014,506	0.03%	1.25%	0.16%
RFMSI I 1993-S3	X	X		1/1/1993	106,963,444	1,682,882	0.15%	9.67%	0.00%
RFMSI I 1993-S30	X		X	8/1/1993	321,598,233	5,954,155	0.52%	28.26%	0.00%
RFMSI I 1993-S31		X	X	9/1/1993	427,416,329	15,132,235	0.26%	7.44%	0.15%
RFMSI I 1993-S34	X		X	9/1/1993	213,956,513	8,109,804	0.21%	5.45%	0.00%
RFMSI I 1993-S37	X		X	10/1/1993	267,484,931	9,728,177	0.30%	8.35%	0.20%
RFMSI I 1993-S39	X		X	10/1/1993	320,088,062	12,024,635	0.19%	4.97%	0.33%
RFMSI I 1993-S41	X		X	9/1/1993	107,329,364	4,699,248	0.07%	1.58%	0.00%
RFMSI I 1993-S6	X		X	2/1/1993	322,590,532	3,560,590	0.45%	40.66%	0.00%
RFMSI I 1993-S7	X	X		2/1/1993	268,959,048	3,430,168	0.12%	9.34%	0.25%
RFMSI I 1993-S9	X	X		2/1/1993	135,502,292	3,862,273	0.00%	0.00%	0.73%
RFMSI I 1994-S15	X		X	7/1/1994	162,292,503	2,523,383	0.05%	3.21%	0.00%
RFMSI I 1994-S16 I	X			7/1/1994	26,817,099	1,839,770	0.00%	0.00%	0.18%
RFMSI I 1994-S16 II	X			7/1/1994	23,804,822	939,845	0.00%	0.00%	0.00%
RFMSI I 1994-S16 III	X			7/1/1994	32,620,551	707,559	0.00%	0.00%	0.00%
RFMSI I 1994-S17	X		X	8/1/1994	205,832,764	5,960,290	0.16%	5.42%	0.17%
RFMSI I 1994-S18	X		X	9/1/1994	135,580,849	2,609,691	0.09%	4.90%	0.08%
RFMSI I 1995-S1	X		X	3/1/1995	124,066,559	2,832,331	0.22%	9.44%	0.12%
RFMSI I 1995-S10	X		X	7/1/1995	230,710,286	2,950,704	0.10%	8.20%	0.12%
RFMSI I 1995-S11	X		X	8/1/1995	453,612,335	8,802,781	0.17%	8.74%	0.83%
RFMSI I 1995-S12	X			8/1/1995	120,152,774	4,901,775	0.00%	0.00%	0.66%
RFMSI I 1995-S3	X		X	4/1/1995	188,983,349	2,092,078	0.29%	26.05%	0.24%
RFMSI I 1995-S4	X		X	4/1/1995	105,020,176	2,607,907	0.13%	5.36%	0.08%
RFMSI I 1995-S6	X		X	4/1/1995	119,780,255	6,380,979	0.30%	5.66%	4.66%
RFMSI I 1995-S8	X		X	5/1/1995	102,156,472	1,376,413	0.16%	11.61%	0.06%
RFMSI I 1995-S9	X		X	6/1/1995	199,986,493	2,431,702	0.21%	17.46%	0.09%
RFMSI I 1996-S14	X		X	5/1/1996	367,497,080	18,718,945	0.00%	0.01%	0.28%
RFMSI I 1998-NS2	X			11/1/1998	152,229,950	13,041,406	0.00%	0.00%	0.03%
RFMSI I 1998-S14	X			6/1/1998	344,138,617	18,716,640	0.00%	0.00%	0.45%
RFMSI I 1998-S16	X			7/1/1998	153,544,680	10,328,272	0.00%	0.00%	0.62%
RFMSI I 1998-S18	X			8/1/1998	511,342,850	34,816,108	0.00%	0.00%	1.99%
RFMSI I 1998-S21	X		X	9/1/1998	417,072,644	19,448,751	0.03%	0.58%	0.49%
RFMSI I 1998-S22	X		X	9/1/1998	256,265,007	17,459,229	0.00%	0.00%	0.82%
RFMSI I 1998-S23	X		X	10/1/1998	522,333,384	27,289,533	0.01%	0.17%	0.00%
RFMSI I 1998-S26	X		X	11/1/1998	520,667,362	32,038,414	0.03%	0.42%	0.06%
RFMSI I 1998-S27	X			11/1/1998	199,405,114	11,623,665	0.00%	0.00%	0.89%
RFMSI I 1998-S28	X		X	11/1/1998	390,275,145	20,329,152	0.00%	0.06%	0.17%
RFMSI I 1998-S29	X			12/1/1998	306,619,397	24,019,716	0.00%	0.00%	0.48%
RFMSI I 1998-S31	X		X	12/1/1998	651,659,773	36,292,067	0.01%	0.26%	0.24%
RFMSI I 1998-S4	X		X	2/1/1998	280,954,504	14,008,785	0.01%	0.13%	0.38%
RFMSI I 1998-S7	X			3/1/1998	255,535,036	14,346,515	0.00%	0.00%	0.39%
RFMSI I 1999-S16	X		X	7/1/1999	525,970,705	43,309,152	0.01%	0.08%	0.01%
RFMSI I 1999-S25	X		X	12/1/1999	134,180,430	9,189,069	0.00%	0.00%	0.95%
RFMSI I 1999-S3	X		X	1/1/1999	522,274,253	37,683,108	0.01%	0.15%	0.00%
Totals and Weighted Averages					**$ 29,739,767,216**	**$ 1,154,860,082**	**0.38%**	**9.75%**	**88.57%**

Notes: Not all loans from each terminated trust will be included in RAMP 2004-SL1.
There can be no assurance that the loss experience will be representative of the results that may be experienced with respect to the mortgage loans related to this transaction.

Source: Residential Funding Corporation; Monthly Statements to Certificateholders

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

RAMP Series 2004-SL1 – Collateral Characteristics (Group I-A Loans)

Credit Score Distribution of the Group I-A Loans

Range of Credit Scores	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Current LTV
499 or less	73	$10,421,658	22.47 %	$142,762	72.95 %
500 to 519	43	5,461,279	11.77	127,006	74.97
520 to 539	56	5,571,361	12.01	99,489	73.60
540 to 559	53	7,085,519	15.27	133,689	71.94
560 to 579	36	5,677,207	12.24	157,700	72.01
580 to 599	43	6,856,508	14.78	159,454	70.52
600 to 619	10	1,099,986	2.37	109,999	76.66
620 to 639	10	889,433	1.92	88,943	75.55
640 to 659	6	1,460,458	3.15	243,410	71.06
660 to 679	4	556,644	1.20	139,161	71.57
680 to 699	1	19,502	0.04	19,502	65.00
720 to 739	2	910,839	1.96	455,419	69.25
Subtotal with Credit Scores	337	46,010,394	99.19 %	$136,529	72.62 %
Not Available	4	$377,354	0.81	$94,339	31.19
Total	**341**	**$46,387,748**	**100.00 %**	**$136,034**	**72.28 %**

Original Mortgage Loan Principal Balances of the Group I-A Loans

Original Mortgage Amount ($)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0 to 100,000	175	$9,052,165	19.51 %	$51,727	539	71.41 %
100,001 to 200,000	60	7,285,370	15.71	121,423	544	75.37
200,001 to 300,000	63	14,237,700	30.69	225,995	546	71.06
300,001 to 400,000	30	9,240,624	19.92	308,021	537	73.86
400,001 to 500,000	7	2,728,150	5.88	389,736	544	68.51
500,001 to 600,000	3	1,488,198	3.21	496,066	546	74.64
600,001 to 700,000	1	606,932	1.31	606,932	469	75.00
800,001 to 900,000	1	829,739	1.79	829,739	723	68.00
900,001 to 1,000,000	1	918,871	1.98	918,871	652	69.00
Total	**341**	**$46,387,748**	**100.00 %**	**$136,034**	**547**	**72.28 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Current Mortgage Loan Principal Balances of the Group I-A Loans

Current Mortgage Amount ($)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0 to 100,000	186	$10,016,478	21.59 %	$53,852	541	70.37 %
100,001 to 200,000	65	9,122,379	19.67	140,344	547	71.40
200,001 to 300,000	60	14,762,895	31.82	246,048	547	73.15
300,001 to 400,000	20	6,868,884	14.81	343,444	523	74.28
400,001 to 500,000	5	2,215,515	4.78	443,103	558	72.59
500,001 to 600,000	2	1,046,055	2.26	523,027	543	77.02
600,001 to 700,000	1	606,932	1.31	606,932	469	75.00
800,001 to 900,000	1	829,739	1.79	829,739	723	68.00
900,001 to 1,000,000	1	918,871	1.98	918,871	652	69.00
Total	**341**	**$46,387,748**	**100.00 %**	**$136,034**	**547**	**72.28 %**

Mortgage Rates of the Group I-A Loans

Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
3.500 to 3.999	1	$70,569	0.15 %	$70,569	543	83.00 %
6.500 to 6.999	6	888,039	1.91	148,006	524	71.78
7.000 to 7.499	43	9,754,523	21.03	226,849	553	73.95
7.500 to 7.999	49	11,995,258	25.86	244,801	546	71.74
8.000 to 8.499	32	5,559,519	11.98	173,735	525	72.20
8.500 to 8.999	35	5,332,946	11.50	152,370	549	67.42
9.000 to 9.499	26	3,049,912	6.57	117,304	555	68.15
9.500 to 9.999	26	2,389,191	5.15	91,892	562	72.91
10.000 to 10.499	22	1,524,972	3.29	69,317	529	74.79
10.500 to 10.999	34	2,123,345	4.58	62,451	558	75.70
11.000 to 11.499	17	1,076,805	2.32	63,341	565	74.35
11.500 to 11.999	19	1,261,644	2.72	66,402	565	78.59
12.000 to 12.499	10	474,232	1.02	47,423	547	79.78
12.500 to 12.999	12	460,696	0.99	38,391	523	76.08
13.000 to 13.499	3	190,890	0.41	63,630	523	69.96
13.500 to 13.999	3	192,071	0.41	64,024	571	81.72
14.500 to 14.999	2	43,086	0.09	21,543	514	63.24
15.500 to 15.999	1	52	0.01	52	497	76.00
Total	**341**	**$46,387,748**	**100.00 %**	**$136,034**	**547**	**72.28 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Net Mortgage Rates of the Group I-A Loans

Net Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
3.500 to 3.999	1	$70,569	0.15 %	$70,569	543	83.00 %
6.500 to 6.999	29	6,368,999	13.73	219,621	544	74.04
7.000 to 7.499	56	13,765,834	29.68	245,818	555	72.98
7.500 to 7.999	42	7,580,206	16.34	180,481	523	70.76
8.000 to 8.499	31	4,395,451	9.48	141,789	547	66.43
8.500 to 8.999	38	4,712,728	10.16	124,019	548	69.91
9.000 to 9.499	27	2,588,253	5.58	95,861	559	73.87
9.500 to 9.999	26	1,801,525	3.88	69,289	549	73.55
10.000 to 10.499	31	1,715,986	3.70	55,354	555	75.46
10.500 to 10.999	13	975,390	2.10	75,030	584	73.21
11.000 to 11.499	17	1,086,494	2.34	63,911	555	80.09
11.500 to 11.999	12	531,794	1.15	44,316	554	78.83
12.000 to 12.499	10	475,973	1.03	47,597	509	74.08
12.500 to 12.999	2	83,336	0.18	41,668	548	72.48
13.000 to 13.499	3	192,071	0.41	64,024	571	81.72
14.000 to 14.499	2	43,086	0.09	21,543	514	63.24
15.000 to 15.499	1	52	0.01	52	497	76.00
Total	**341**	**$46,387,748**	**100.00 %**	**$136,034**	**547**	**72.28 %**

Original Loan-to-Value Ratios of the Group I-A Loans (1)

Original LTV Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0.01 to 50.00	10	$772,183	1.66 %	$77,218	492	34.18%
50.01 to 55.00	1	27,203	0.06	27,203	589	40.00
55.01 to 60.00	8	769,172	1.66	96,146	535	47.84
60.01 to 65.00	9	914,733	1.97	101,637	528	54.52
65.01 to 70.00	37	5,034,080	10.85	136,056	599	64.48
70.01 to 75.00	55	7,149,939	15.41	129,999	538	65.70
75.01 to 80.00	97	17,341,733	37.38	178,781	538	73.20
80.01 to 85.00	47	3,990,102	8.60	84,896	550	78.03
85.01 to 90.00	63	8,452,471	18.22	134,166	552	81.72
90.01 to 95.00	14	1,936,132	4.17	138,295	528	89.42
Total	**341**	**$46,387,748**	**100.00 %**	**$136,034**	**547**	**72.28%**

(1) 0.06% of the Group I-A loans are second lien loans. With respect to the Group I-A Loans secured by second liens, the combined LTVs have been used.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Current Loan-to-Value Ratios of the Group I-A Loans (1)

Current LTV Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0.01 to 50.00	27	$2,284,840	4.93 %	$84,624	537	38.10%
50.01 to 55.00	16	1,634,680	3.52	102,167	527	54.04
55.01 to 60.00	16	1,319,381	2.84	82,461	569	57.65
60.01 to 65.00	33	3,343,639	7.21	101,322	558	63.74
65.01 to 70.00	48	8,859,935	19.10	184,582	577	68.46
70.01 to 75.00	59	9,090,280	19.60	154,073	534	73.64
75.01 to 80.00	62	10,212,841	22.02	164,723	532	77.66
80.01 to 85.00	47	5,440,544	11.73	115,756	544	82.50
85.01 to 90.00	29	3,644,906	7.86	125,686	554	87.55
90.01 to 95.00	4	556,702	1.20	139,176	500	92.67
Total	**341**	**$46,387,748**	**100.00 %**	**$136,034**	**547**	**72.28%**

(1) 0.06% of the Group I-A loans are second lien loans. With respect to the Group I-A Loans secured by second liens, the combined LTVs have been used.

Geographical Distribution of Mortgaged Properties of the Group I-A Loans

State	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
California	52	$10,802,011	23.29 %	$207,731	545	73.03 %
Florida	35	3,927,421	8.47	112,212	533	68.54
New York	23	3,190,390	6.88	138,713	557	58.98
Texas	26	2,477,124	5.34	95,274	533	74.79
New Jersey	14	2,419,437	5.22	172,817	549	72.73
Georgia	18	2,114,298	4.56	117,461	531	77.80
Pennsylvania	15	1,899,816	4.10	126,654	523	68.71
Virginia	9	1,892,351	4.08	210,261	523	74.20
Other (1)	149	17,664,899	38.08	118,556	558	74.17
Total	**341**	**$46,387,748**	**100.00 %**	**$136,034**	**547**	**72.28 %**

(1) Other includes states and the District of Columbia with less than 3.00% concentrations individually.

Mortgage Loan Purpose of the Group I-A Loans

Loan Purpose	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Purchase	146	$24,427,153	52.66 %	$167,309	545	74.56 %
Rate/Term Refinance	86	12,931,618	27.88	150,368	547	69.72
Equity Refinance	109	9,028,977	19.46	82,835	550	69.79
Total	**341**	**$46,387,748**	**100.00 %**	**$136,034**	**547**	**72.28 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Occupancy Type of the Group I-A Loans

Occupancy Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Primary Residence	325	$45,396,260	97.86 %	$139,681	547	72.48 %
Second/Vacation	8	682,407	1.47	85,301	530	65.91
Non-Owner Occupied	8	309,082	0.67	38,635	554	57.11
Total	**341**	**$46,387,748**	**100.00 %**	**$136,034**	**547**	**72.28 %**

Mortgaged Property Types of the Group I-A Loans

Property Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Single-family detached	275	$36,205,022	78.05 %	$131,655	545	72.35 %
Planned Unit Developments (detached)	32	7,849,833	16.92	245,307	557	72.16
Condo Low-Rise (less than 5 stories)	13	805,239	1.74	61,941	538	73.48
Two-to-Four Family Units	5	372,409	0.80	$74,482	546	69.51
Planned Unit Developments (attached)	2	326,737	0.70	163,369	561	70.48
Townhouse	6	281,594	0.61	46,932	522	72.75
Condo High-Rise (9 stories or more)	1	206,689	0.45	206,689	569	72.00
Condo Mid-Rise (5 to 8 stories)	1	54,697	0.12	54,697	469	26.00
Manufactured Home	6	285,527	0.62	47,588	589	77.92
Total	**341**	**$46,387,748**	**100.00 %**	**$136,034**	**547**	**72.28 %**

Seasoning of the Group I-A Loans

Seasoning in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
25 to 36	27	$8,949,305	19.29 %	$331,456	551	74.72 %
37 to 48	9	2,271,844	4.90	252,427	532	77.65
49 to 60	10	1,738,390	3.75	173,839	540	75.96
61 to 72	40	7,693,648	16.59	192,341	541	75.34
73 to 84	144	10,354,373	22.32	71,905	542	73.60
85 to 96	36	2,739,482	5.91	76,097	545	72.74
97 to 108	29	3,992,676	8.61	137,678	540	69.48
109 to 120	7	1,058,373	2.28	151,196	544	67.87
121 to 132	16	2,838,875	6.12	177,430	559	68.62
133 to 144	17	3,595,111	7.75	211,477	552	59.85
145 to 156	5	976,081	2.10	195,216	628	65.06
181 or greater	1	179,591	0.39	179,591	579	68.00
Total	**341**	**$46,387,748**	**100.00 %**	**$136,034**	**547**	**72.28 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Original Term of the Group I-A Loans

Original Term in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
120 to 180	91	$5,927,303	12.78 %	$65,135	554	60.81 %
181 to 240	3	180,372	0.39	60,124	598	44.91
301 to 330	4	689,072	1.49	172,268	570	63.88
331 to 360	243	39,591,002	85.35	162,926	545	74.27
Total	**341**	**$46,387,748**	**100.00 %**	**$136,034**	**547**	**72.28 %**

Remaining Term of the Group I-A Loans

Remaining Term in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
120 or less	91	$5,568,492	12.00 %	$61,192	555	59.45 %
121 to 150	1	442,143	0.95	442,143	551	69.00
151 to 180	3	276,630	0.60	92,210	586	69.21
181 to 210	2	419,792	0.90	209,896	568	59.12
211 to 240	30	6,571,184	14.17	219,039	565	67.08
241 to 270	39	5,368,115	11.57	137,644	537	72.23
271 to 300	134	15,886,121	34.25	118,553	538	77.00
301 to 330	41	11,855,270	25.56	289,153	548	75.56
Total	**341**	**$46,387,748**	**100.00 %**	**$136,034**	**547**	**72.28 %**

Mortgage Loan Documentation Types of the Group I-A Loans

Documentation Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Full Documentation	285	$40,269,252	86.81 %	$141,296	549	73.78 %
Reduced Documentation	56	6,118,496	13.19	109,259	531	62.47
Total	**341**	**$46,387,748**	**100.00 %**	**$136,034**	**547**	**72.28 %**

Prepayment Penalty Terms of the Group I-A Loans

Prepayment Penalty Term	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
None (1)	340	$46,217,876	99.63 %	$135,935	547	72.23 %
60 Months	1	169,872	0.37	169,872	530	88.00
Total	**341**	**$46,387,748**	**100.00 %**	**$136,034**	**547**	**72.28 %**

(1) Indicates expired or was never originally applicable

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

RAMP Series 2004-SL1 – Collateral Characteristics (Group I-B Loans)

Credit Score Distribution of the Group I-B Loans

Range of Credit Scores	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Current LTV
499 or less	64	$5,933,168	6.68 %	$92,706	78.62 %
500 to 519	69	6,007,167	6.76	87,060	77.11
520 to 539	116	9,833,550	11.07	84,772	76.78
540 to 559	97	8,637,520	9.72	89,047	75.17
560 to 579	94	7,245,410	8.15	77,079	77.03
580 to 599	84	7,128,247	8.02	84,860	75.87
600 to 619	84	7,054,217	7.94	83,979	75.97
620 to 639	81	6,335,557	7.13	78,217	75.24
640 to 659	67	5,728,424	6.45	85,499	72.24
660 to 679	69	6,471,600	7.28	93,791	73.75
680 to 699	44	4,922,565	5.54	111,876	65.70
700 to 719	28	2,634,096	2.96	94,075	68.61
720 to 739	31	3,654,832	4.11	117,898	68.98
740 to 759	22	1,969,855	2.22	89,539	57.42
760 or greater	60	5,039,132	5.67	83,986	56.83
Subtotal with Credit Scores	1,010	$88,595,338	99.71 %	$87,718	73.28 %
Not Available	5	$256,209	0.29	$51,242	56.66
Total	**1,015**	**$88,851,547**	**100.00 %**	**$87,538**	**73.23 %**

Original Mortgage Loan Principal Balances of the Group I-B Loans

Original Mortgage Amount ($)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0 to 100,000	695	$37,795,134	42.54 %	$54,381	597	73.11 %
100,001 to 200,000	240	30,069,700	33.84	125,290	592	77.24
200,001 to 300,000	50	10,059,759	11.32	201,195	634	67.86
300,001 to 400,000	19	6,152,478	6.92	323,815	648	71.59
400,001 to 500,000	6	2,162,023	2.43	360,337	715	71.96
500,001 to 600,000	4	2,014,272	2.27	503,568	684	47.83
600,001 to 700,000	1	598,181	0.67	598,181	727	77.00
Total	**1,015**	**$88,851,547**	**100.00 %**	**$87,538**	**609**	**73.23 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Current Mortgage Loan Principal Balances of the Group I-B Loans

Current Mortgage Amount ($)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0 to 100,000	729	$40,776,998	45.89 %	$55,936	598	73.00 %
100,001 to 200,000	228	30,341,672	34.15	133,078	605	75.18
200,001 to 300,000	36	8,847,318	9.96	245,759	614	72.78
300,001 to 400,000	13	4,543,000	5.11	349,462	627	75.07
400,001 to 500,000	7	3,164,299	3.56	452,043	704	56.07
500,001 to 600,000	2	1,178,260	1.33	589,130	714	73.55
Total	**1,015**	**$88,851,547**	**100.00 %**	**$87,538**	**609**	**73.23 %**

Mortgage Rates of the Group I-B Loans

Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
2.000 to 2.499	1	$83,133	0.09 %	$83,133	669	76.00 %
3.500 to 3.999	17	2,263,679	2.55	133,158	698	47.50
4.000 to 4.499	54	5,713,869	6.43	105,812	714	55.52
4.500 to 4.999	38	1,342,034	1.51	35,317	708	53.60
5.000 to 5.499	11	922,756	1.04	83,887	637	69.44
5.500 to 5.999	38	4,048,693	4.56	106,545	621	73.50
6.000 to 6.499	64	6,790,189	7.64	106,097	628	75.80
6.500 to 6.999	70	8,993,905	10.12	128,484	633	71.68
7.000 to 7.499	52	6,677,413	7.52	128,412	625	75.25
7.500 to 7.999	33	2,244,061	2.53	68,002	597	75.49
8.000 to 8.499	49	3,825,912	4.31	78,080	603	72.75
8.500 to 8.999	65	5,484,659	6.17	84,379	596	73.84
9.000 to 9.499	87	7,272,582	8.19	83,593	581	74.59
9.500 to 9.999	112	10,085,857	11.35	90,052	577	78.22
10.000 to 10.499	93	7,763,510	8.74	83,479	583	79.20
10.500 to 10.999	125	9,317,041	10.49	74,536	566	79.46
11.000 to 11.499	54	3,238,465	3.64	59,972	567	73.50
11.500 to 11.999	32	1,793,488	2.02	56,047	554	75.66
12.000 to 12.499	8	456,289	0.51	57,036	607	69.48
12.500 to 12.999	8	373,815	0.42	46,727	608	62.47
13.000 to 13.499	3	149,949	0.17	49,983	634	77.66
13.500 to 13.999	1	10,248	0.01	10,248	510	49.00
Total	**1,015**	**$88,851,547**	**100.00 %**	**$87,538**	**609**	**73.23 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Net Mortgage Rates of the Group I-B Loans

Net Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
1.500 to 1.999	1	$83,133	0.09 %	$83,133	669	76.00 %
3.000 to 3.499	20	2,639,195	2.97	131,960	675	50.81
3.500 to 3.999	51	5,338,353	6.01	104,674	727	54.45
4.000 to 4.499	39	1,370,274	1.54	35,135	709	53.40
4.500 to 4.999	16	1,355,281	1.53	84,705	631	71.94
5.000 to 5.499	52	6,024,661	6.78	115,859	633	74.42
5.500 to 5.999	59	7,297,686	8.21	123,690	639	74.17
6.000 to 6.499	77	10,133,235	11.40	131,600	623	72.10
6.500 to 6.999	43	3,584,943	4.03	83,371	600	79.27
7.000 to 7.499	36	2,701,138	3.04	75,032	606	74.29
7.500 to 7.999	43	3,367,312	3.79	78,310	596	72.75
8.000 to 8.499	70	5,530,865	6.22	79,012	599	72.42
8.500 to 8.999	84	7,216,296	8.12	85,908	581	74.90
9.000 to 9.499	112	10,131,687	11.40	90,461	571	78.82
9.500 to 9.999	104	8,798,648	9.90	84,602	586	79.83
10.000 to 10.499	111	7,729,591	8.70	69,636	565	78.36
10.500 to 10.999	50	3,043,177	3.43	60,864	559	74.04
11.000 to 11.499	29	1,617,249	1.82	55,767	560	75.14
11.500 to 11.999	8	426,295	0.48	53,287	601	69.93
12.000 to 12.499	7	371,036	0.42	53,005	620	65.05
12.500 to 12.999	2	81,244	0.09	40,622	636	74.83
13.000 to 13.499	1	10,248	0.01	10,248	510	49.00
Total	**1,015**	**$88,851,547**	**100.00 %**	**$87,538**	**609**	**73.23 %**

Original Loan-to-Value Ratios of the Group I-B Loans

Original LTV Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0.01 to 50.00	37	$2,614,214	2.94 %	$70,654	666	36.26%
50.01 to 55.00	14	755,682	0.85	53,977	673	44.95
55.01 to 60.00	26	1,836,243	2.07	70,625	636	51.80
60.01 to 65.00	41	2,973,234	3.35	72,518	591	59.06
65.01 to 70.00	92	8,192,700	9.22	89,051	658	63.33
70.01 to 75.00	146	12,274,681	13.81	84,073	640	67.39
75.01 to 80.00	310	28,745,114	32.35	92,726	604	74.31
80.01 to 85.00	171	13,615,428	15.32	79,622	580	80.79
85.01 to 90.00	169	16,931,106	19.06	100,184	583	85.19
90.01 to 95.00	9	913,145	1.03	101,461	563	90.95
Total	**1,015**	**$88,851,547**	**100.00 %**	**$87,538**	**609**	**73.23%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Current Loan-to-Value Ratios of the Group I-B Loans

Current LTV Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0.01 to 50.00	83	$5,088,047	5.73 %	$61,302	693	39.07%
50.01 to 55.00	38	3,072,220	3.46	80,848	706	53.75
55.01 to 60.00	60	4,098,517	4.61	68,309	654	58.00
60.01 to 65.00	66	5,174,401	5.82	78,400	624	63.11
65.01 to 70.00	84	7,987,194	8.99	95,086	649	67.79
70.01 to 75.00	156	13,740,762	15.46	88,082	601	72.90
75.01 to 80.00	230	22,181,188	24.96	96,440	595	77.09
80.01 to 85.00	176	14,758,303	16.61	83,854	573	82.42
85.01 to 90.00	116	12,009,842	13.52	103,533	581	86.69
90.01 to 95.00	6	741,072	0.83	123,512	557	91.66
Total	**1,015**	**$88,851,547**	**100.00 %**	**$87,538**	**609**	**73.23%**

Geographical Distribution of Mortgaged Properties of the Group I-B Loans

State	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Texas	173	$12,293,411	13.84 %	$71,060	578	76.52 %
California	57	10,941,073	12.31	191,949	689	66.66
Georgia	104	9,133,849	10.28	87,825	577	80.23
Oregon	110	6,280,123	7.07	57,092	663	65.07
Florida	50	4,295,799	4.83	85,916	605	73.70
Michigan	42	3,697,658	4.16	88,039	634	60.60
Washington	39	3,637,802	4.09	93,277	608	70.10
North Carolina	34	2,972,493	3.35	87,426	569	77.76
Illinois	26	2,673,142	3.01	102,813	549	74.71
Other (1)	380	32,926,196	37.06	86,648	598	74.98
Total	**1,015**	**$88,851,547**	**100.00 %**	**$87,538**	**609**	**73.23 %**

(1) Other includes states and the District of Columbia with less than 3.00% concentrations individually.

Mortgage Loan Purpose of the Group I-B Loans

Loan Purpose	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Purchase	513	$44,688,859	50.30 %	$87,113	606	74.98 %
Rate/Term Refinance	120	13,586,419	15.29	113,220	620	73.71
Equity Refinance	382	30,576,268	34.41	80,043	607	70.47
Total	**1,015**	**$88,851,547**	**100.00 %**	**$87,538**	**609**	**73.23 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Occupancy Type of the Group I-B Loans

Occupancy Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Primary Residence	884	$82,295,010	92.62 %	$93,094	607	73.87 %
Second/Vacation	15	1,101,391	1.24	73,426	590	68.19
Non-Owner Occupied	116	5,455,147	6.14	47,027	638	64.68
Total	**1,015**	**$88,851,547**	**100.00 %**	**$87,538**	**609**	**73.23 %**

Mortgaged Property Types of the Group I-B Loans

Property Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Single-family detached	819	$72,540,691	81.64 %	$88,572	607	73.21 %
Planned Unit Developments (detached)	61	7,529,690	8.47	123,438	609	76.03
Two-to-Four Family	38	2,656,739	2.99	69,914	643	71.03
Condo Low-Rise (less than 5 stories)	42	2,492,390	2.81	59,343	627	71.85
Planned Unit Developments (attached)	7	348,605	0.39	49,801	568	72.14
Townhouse	11	439,433	0.49	39,948	617	64.76
Condo High-Rise (9 stories or more)	3	548,722	0.62	182,907	712	66.56
Condo Mid-Rise (5 to 8 stories)	1	190,771	0.21	190,771	558	55.00
Manufactured Home	33	2,104,506	2.37	63,773	590	73.69
Total	**1,015**	**$88,851,547**	**100.00 %**	**$87,538**	**609**	**73.23 %**

Original Term of the Group I-B Loans

Original Term in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
180 or less	5	$115,836	0.13 %	$23,167	723	23.96 %
181 to 240	2	23,302	0.03	11,651	731	18.79
241 to 270	1	14,255	0.02	14,255	769	38.00
271 to 300	1	21,138	0.02	21,138	720	36.00
331 to 360	1,006	88,677,017	99.80	88,148	608	73.33
Total	**1,015**	**$88,851,547**	**100.00 %**	**$87,538**	**609**	**73.23 %**

Remaining Term of the Group I-B Loans

Remaining Term in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
120 or less	9	$174,531	0.20 %	$19,392	728	25.87 %
121 to 150	6	204,393	0.23	34,065	758	48.47
151 to 180	38	3,872,435	4.36	101,906	737	52.97
181 to 210	14	875,835	0.99	62,560	664	57.41
211 to 240	56	4,650,412	5.23	83,043	704	52.33
241 to 270	6	464,337	0.52	77,390	578	72.34
271 to 300	868	71,689,245	80.68	82,591	587	76.20
301 to 330	18	6,920,359	7.79	384,464	688	71.87
Total	**1,015**	**$88,851,547**	**100.00 %**	**$87,538**	**609**	**73.23 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Seasoning of the Group I-B Loans

Seasoning in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
25 to 36	18	$6,920,359	7.79 %	$384,464	688	71.87 %
61 to 72	432	37,619,344	42.34	87,082	585	77.46
73 to 84	388	29,247,471	32.92	75,380	587	74.77
85 to 96	53	5,146,116	5.79	97,097	596	74.53
97 to 108	2	161,155	0.18	80,578	577	80.84
121 to 132	34	2,531,783	2.85	74,464	688	58.43
133 to 144	19	1,933,316	2.18	101,753	722	43.36
145 to 156	10	658,819	0.74	65,882	672	58.01
157 to 168	9	381,086	0.43	42,343	731	49.47
169 to 180	2	116,575	0.13	58,288	668	54.02
181 or greater	48	4,135,523	0.05	86,157	738	52.42
Total	**1,015**	**$88,851,547**	**100.00 %**	**$87,538**	**609**	**73.23 %**

Mortgage Loan Documentation Types of the Group I-B Loans

Documentation Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Full Documentation	832	$70,582,560	79.44 %	$84,835	608	74.34 %
Reduced Documentation	183	18,268,987	20.56	99,831	610	68.96
Total	**1,015**	**$88,851,547**	**100.00 %**	**$87,538**	**609**	**73.23 %**

Index Types of the Group I-B Loans

Index Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Treasury - 1 Year	247	$24,537,942	27.62 %	$99,344	640	69.04 %
Libor - 6 Month	745	60,841,685	68.48	81,667	588	75.97
COFI	21	3,271,870	3.68	155,803	747	53.01
Other	2	200,049	0.23	100,025	629	85.64
Total	**1,015**	**$88,851,547**	**100.00 %**	**$87,538**	**609**	**73.23 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Maximum Mortgage Rates (%) of the Group I-B Loans

Maximum Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
10.000 to 10.999	10	$1,399,176	1.57 %	$139,918	677	58.42 %
11.000 to 11.999	45	6,588,644	7.42	146,414	708	61.63
12.000 to 12.999	34	6,126,610	6.90	180,194	714	62.75
13.000 to 13.999	35	2,149,333	2.42	61,410	690	59.18
14.000 to 14.999	97	9,653,817	10.87	99,524	613	72.18
15.000 to 15.999	239	21,433,673	24.12	89,681	589	75.34
16.000 to 16.999	274	23,093,780	25.99	84,284	584	77.25
17.000 to 17.999	188	13,149,921	14.80	69,946	576	77.97
18.000 to 18.999	82	4,789,218	5.39	58,405	569	74.22
19.000 to 19.999	8	298,051	0.34	37,256	602	61.46
20.000 to 20.999	3	169,324	0.19	56,441	637	75.60
Total	**1,015**	**$88,851,547**	**100.00 %**	**$87,538**	**609**	**73.23 %**

Next Interest Rate Adjustment Date of the Group I-B Loans

Next Interest Rate Adjustment Date	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
April 2004	157	$12,333,718	13.88 %	$78,559	602	73.98 %
May 2004	153	13,744,220	15.47	89,832	616	71.50
June 2004	142	10,700,036	12.04	75,352	600	73.47
July 2004	157	12,215,993	13.75	77,809	591	74.85
August 2004	150	13,227,643	14.89	88,184	595	73.90
September 2004	112	9,572,219	10.77	85,466	602	73.69
October 2004	7	525,053	0.59	75,008	563	74.20
November 2004	22	1,658,953	1.87	75,407	605	73.58
December 2004	27	1,640,380	1.85	60,755	611	72.92
January 2005	23	2,137,169	2.41	92,920	618	72.59
February 2005	20	2,172,663	2.45	108,633	623	66.36
March 2005	27	2,003,141	2.25	74,190	588	75.36
March 2006	3	1,016,467	1.14	338,822	674	62.07
April 2006	14	5,580,674	6.28	398,620	696	73.18
May 2006	1	323,218	0.36	323,218	600	80.00
Total	**1,015**	**$88,851,547**	**100.00 %**	**$87,538**	**609**	**73.23 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Note Margin (%) of the Group I-B Loans

Note Margin (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
1.000 to 1.499	1	$83,133	0.09 %	$83,133	669	76.00 %
2.000 to 2.499	30	3,550,238	4.00	118,341	750	52.44
2.500 to 2.999	60	10,454,419	11.77	174,240	685	64.86
3.000 to 3.499	51	2,849,987	3.21	55,882	707	56.27
3.500 to 3.999	6	533,190	0.60	88,865	614	71.67
4.000 to 4.499	29	2,790,005	3.14	96,207	592	73.52
4.500 to 4.999	81	8,972,136	10.10	110,767	611	74.47
5.000 to 5.499	129	11,589,967	13.04	89,845	595	74.90
5.500 to 5.999	191	15,941,233	17.94	83,462	581	76.76
6.000 to 6.499	149	11,820,084	13.30	79,329	583	78.48
6.500 to 6.999	152	12,463,155	14.03	81,994	581	77.75
7.000 to 7.499	82	4,755,979	5.35	58,000	566	75.27
7.500 to 7.999	32	1,839,308	2.07	57,478	564	69.94
8.000 to 8.499	13	720,601	0.81	55,431	592	75.75
8.500 to 8.999	1	78,832	0.09	78,832	586	79.00
9.000 to 9.499	6	328,035	0.37	54,672	567	68.49
9.500 to 9.999	2	81,244	0.09	40,622	636	74.83
Total	**1,015**	**$88,851,547**	**100.00 %**	**$87,538**	**609**	**73.23 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

RAMP Series 2004-SL1 – Collateral Characteristics (Group I Loans)

Credit Score Distribution of the Group I Loans

Range of Credit Scores	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Current LTV
499 or less	137	$16,354,826	12.09 %	$119,378	75.01 %
500 to 519	112	11,468,446	8.48	102,397	76.09
520 to 539	172	15,404,911	11.39	89,563	75.63
540 to 559	150	15,723,039	11.63	104,820	73.71
560 to 579	130	12,922,617	9.56	99,405	74.83
580 to 599	127	13,984,755	10.34	110,116	73.25
600 to 619	94	8,154,203	6.03	86,747	76.06
620 to 639	91	7,224,990	5.34	79,395	75.28
640 to 659	73	7,188,882	5.32	98,478	72.00
660 to 679	73	7,028,243	5.20	96,277	73.58
680 to 699	45	4,942,067	3.65	109,824	65.69
700 to 719	28	2,634,096	1.95	94,075	68.61
720 to 739	33	4,565,671	3.38	138,354	69.03
740 to 759	22	1,969,855	1.46	89,539	57.42
760 or greater	60	5,039,132	3.73	83,986	56.83
Subtotal with Credit Scores	1,347	$134,605,732	99.53 %	$99,930	73.06 %
Not Available	9	$633,564	0.47	$70,396	41.49
Total	**1,356**	**$135,239,295**	**100.00 %**	**$99,734**	**72.91 %**

Original Mortgage Loan Principal Balances of the Group I Loans

Original Mortgage Amount ($)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0 to 100,000	870	$46,847,299	34.64 %	$53,847	586	72.78 %
100,001 to 200,000	300	37,355,070	27.62	124,517	583	76.88
200,001 to 300,000	113	24,297,459	17.97	215,022	583	69.73
300,001 to 400,000	49	15,393,102	11.38	314,145	581	72.95
400,001 to 500,000	13	4,890,173	3.62	376,167	620	70.04
500,001 to 600,000	7	3,502,470	2.59	500,353	625	59.22
600,001 to 700,000	2	1,205,113	0.89	602,557	597	75.99
800,001 to 900,000	1	829,739	0.61	829,739	723	68.00
900,001 to 1,000,000	1	918,871	0.68	918,871	652	69.00
Total	**1,356**	**$135,239,295**	**100.00 %**	**$99,734**	**587**	**72.91 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Current Mortgage Loan Principal Balances of the Group I Loans

Current Mortgage Amount ($)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0 to 100,000	915	$50,793,476	37.56 %	$55,512	587	72.48 %
100,001 to 200,000	293	39,464,051	29.18	134,690	592	74.30
200,001 to 300,000	96	23,610,213	17.46	245,940	572	73.01
300,001 to 400,000	33	11,411,885	8.44	345,815	564	74.59
400,001 to 500,000	12	5,379,814	3.98	448,318	643	62.88
500,001 to 600,000	4	2,224,314	1.64	556,079	634	75.18
600,001 to 700,000	1	606,932	0.45	606,932	469	75.00
800,001 to 900,000	1	829,739	0.61	829,739	723	68.00
900,001 to 1,000,000	1	918,871	0.68	918,871	652	69.00
Total	**1,356**	**$135,239,295**	**100.00 %**	**$99,734**	**587**	**72.91 %**

Mortgage Rates of the Group I Loans

Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
2.000 to 2.499	1	$83,133	0.06 %	$83,133	669	76.00 %
3.500 to 3.999	18	2,334,248	1.73	129,680	693	48.58
4.000 to 4.499	54	5,713,869	4.23	105,812	714	55.52
4.500 to 4.999	38	1,342,034	0.99	35,317	708	53.60
5.000 to 5.499	11	922,756	0.68	83,887	637	69.44
5.500 to 5.999	38	4,048,693	2.99	106,545	621	73.50
6.000 to 6.499	64	6,790,189	5.02	106,097	628	75.80
6.500 to 6.999	76	9,881,943	7.31	130,026	623	71.69
7.000 to 7.499	95	16,431,935	12.15	172,968	582	74.48
7.500 to 7.999	82	14,239,319	10.53	173,650	554	72.33
8.000 to 8.499	81	9,385,431	6.94	115,870	557	72.42
8.500 to 8.999	100	10,817,605	8.00	108,176	573	70.68
9.000 to 9.499	113	10,322,494	7.63	91,350	573	72.69
9.500 to 9.999	138	12,475,048	9.22	90,399	574	77.20
10.000 to 10.499	115	9,288,482	6.87	80,769	574	78.48
10.500 to 10.999	159	11,440,386	8.46	71,952	565	78.77
11.000 to 11.499	71	4,315,270	3.19	60,778	566	73.71
11.500 to 11.999	51	3,055,132	2.26	59,905	559	76.87
12.000 to 12.499	18	930,520	0.69	51,696	576	74.73
12.500 to 12.999	20	834,511	0.62	41,726	561	69.99
13.000 to 13.499	6	340,839	0.25	56,806	572	73.34
13.500 to 13.999	4	202,318	0.15	50,580	568	80.07
14.500 to 14.999	2	43,086	0.03	21,543	514	63.24
15.500 to 15.999	1	52	0.01	52	497	76.00
Total	**1,356**	**$135,239,295**	**100.00 %**	**$99,734**	**587**	**72.91 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Net Mortgage Rates of the Group I Loans

Net Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
1.500 to 1.999	1	$83,133	0.06 %	$83,133	669	76.00 %
3.000 to 3.499	20	2,639,195	1.95	131,960	675	50.81
3.500 to 3.999	52	5,408,922	4.00	104,018	724	54.82
4.000 to 4.499	39	1,370,274	1.01	35,135	709	53.40
4.500 to 4.999	16	1,355,281	1.00	84,705	631	71.94
5.000 to 5.499	52	6,024,661	4.45	115,859	633	74.42
5.500 to 5.999	59	7,297,686	5.40	123,690	639	74.17
6.000 to 6.499	77	10,133,235	7.49	131,600	623	72.10
6.500 to 6.999	72	9,953,943	7.36	138,249	564	75.92
7.000 to 7.499	92	16,466,972	12.18	178,989	563	73.20
7.500 to 7.999	85	10,947,518	8.09	128,794	546	71.37
8.000 to 8.499	101	9,926,316	7.34	98,280	576	69.77
8.500 to 8.999	122	11,929,024	8.82	97,779	568	72.93
9.000 to 9.499	139	12,719,940	9.41	91,510	568	77.81
9.500 to 9.999	130	10,600,173	7.84	81,540	580	78.77
10.000 to 10.499	142	9,445,577	6.98	66,518	563	77.83
10.500 to 10.999	63	4,018,567	2.97	63,787	565	73.84
11.000 to 11.499	46	2,703,742	2.00	58,777	558	77.13
11.500 to 11.999	20	958,090	0.71	47,904	575	74.87
12.000 to 12.499	17	847,010	0.63	49,824	557	70.12
12.500 to 12.999	4	164,581	0.12	41,145	591	73.64
13.000 to 13.499	4	202,318	0.15	50,580	568	80.07
14.000 to 14.499	2	43,086	0.03	21,543	514	63.24
15.000 to 15.499	1	52	0.01	52	497	76.00
Total	**1,356**	**$135,239,295**	**100.00 %**	**$99,734**	**587**	**72.91 %**

Original Loan-to-Value Ratios of the Group I Loans

Original LTV Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0.01 to 50.00	47	$3,386,397	2.50 %	$72,051	633	35.78 %
50.01 to 55.00	15	782,886	0.58	52,192	671	44.78
55.01 to 60.00	34	2,605,414	1.93	76,630	606	50.63
60.01 to 65.00	50	3,887,967	2.87	77,759	576	57.99
65.01 to 70.00	129	13,226,780	9.78	102,533	636	63.77
70.01 to 75.00	201	19,424,620	14.36	96,640	603	66.77
75.01 to 80.00	407	46,086,847	34.08	113,235	579	73.89
80.01 to 85.00	218	17,605,530	13.02	80,759	573	80.16
85.01 to 90.00	232	25,383,577	18.77	109,412	573	84.03
90.01 to 95.00	23	2,849,277	2.11	123,882	539	89.91
Total	**1,356**	**$135,239,295**	**100.00 %**	**$99,734**	**587**	**72.91 %**

(1) 0.02% of the Group I loans are second lien loans. With respect to the Group I Loans secured by second liens, the combined LTVs have been used.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Current Loan-to-Value Ratios of the Group I Loans

Current LTV Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0.01 to 50.00	110	$7,372,887	5.45 %	$67,026	648	38.77 %
50.01 to 55.00	54	4,706,900	3.48	87,165	644	53.85
55.01 to 60.00	76	5,417,897	4.01	71,288	634	57.91
60.01 to 65.00	99	8,518,041	6.30	86,041	598	63.36
65.01 to 70.00	132	16,847,128	12.46	127,630	611	68.14
70.01 to 75.00	215	22,831,043	16.88	106,191	574	73.19
75.01 to 80.00	292	32,394,029	23.95	110,938	575	77.27
80.01 to 85.00	223	20,198,848	14.94	90,578	565	82.44
85.01 to 90.00	145	15,654,748	11.58	107,964	575	86.89
90.01 to 95.00	10	1,297,774	0.96	129,777	532	92.09
Total	**1,356**	**$135,239,295**	**100.00 %**	**$99,734**	**587**	**72.91 %**

(1) 0.02% of the Group I loans are second lien loans. With respect to the Group I Loans secured by second liens, the combined LTVs have been used.

Geographical Distribution of Mortgaged Properties of the Group I Loans

State	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
California	109	$21,743,083	16.08 %	$199,478	617	69.83 %
Texas	199	14,770,535	10.92	74,224	570	76.23
Georgia	122	11,248,148	8.32	92,198	568	79.77
Florida	85	8,223,220	6.08	96,744	571	71.24
Oregon	112	6,420,621	4.75	57,327	661	65.15
Washington	46	4,941,116	3.65	107,416	601	70.80
Michigan	50	4,351,412	3.22	87,028	623	64.11
New York	35	4,295,521	3.18	122,729	580	61.31
New Jersey	33	4,259,248	3.15	129,068	591	73.44
Other (1)	565	54,986,391	40.66	97,321	574	74.73
Total	**1,356**	**$135,239,295**	**100.00 %**	**$99,734**	**587**	**72.91 %**

(1) Other includes states and the District of Columbia with less than 3.00% concentrations individually.

Mortgage Loan Purpose of the Group I Loans

Loan Purpose	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Purchase	659	$69,116,012	51.11 %	$104,880	585	74.83 %
Rate/Term Refinance	206	26,518,038	19.61	128,728	585	71.77
Equity Refinance	491	39,605,245	29.29	80,662	594	70.32
Total	**1,356**	**$135,239,295**	**100.00 %**	**$99,734**	**587**	**72.91 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Occupancy Type of the Group I Loans

Occupancy Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Primary Residence	1,209	$127,691,269	94.42 %	$105,617	586	73.38 %
Second/Vacation	23	1,783,797	1.32	77,556	569	67.32
Non-Owner Occupied	124	5,764,228	4.26	46,486	633	64.27
Total	**1,356**	**$135,239,295**	**100.00 %**	**$99,734**	**587**	**72.91 %**

Mortgaged Property Types of the Group I Loans

Property Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Single-family detached	1,094	$108,745,713	80.41 %	$99,402	586	72.93 %
Planned Unit Developments (detached)	93	15,379,523	11.37	165,371	582	74.06
Condo Low-Rise (less than 5 stories)	55	3,297,629	2.44	59,957	604	72.25
Two-to-Four Family Units	43	3,029,148	2.24	70,445	631	70.84
Planned Unit Developments (attached)	9	675,342	0.50	75,038	565	71.33
Townhouse	17	721,027	0.53	42,413	580	67.88
Condo High-Rise (9 stories or more)	4	755,410	0.56	188,853	673	68.05
Condo Mid-Rise (5 to 8 stories)	2	245,468	0.18	122,734	538	48.54
Manufactured Home	39	2,390,034	1.77	61,283	590	74.19
Total	**1,356**	**$135,239,295**	**100.00 %**	**$99,734**	**587**	**72.91 %**

Original Term of the Group I Loans

Original Term in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
120 to 180	96	$6,043,139	4.47 %	$62,949	558	60.10 %
181 to 240	5	203,674	0.15	40,735	624	41.92
241 to 270	1	14,255	0.01	14,255	769	38.00
271 to 300	1	21,138	0.02	21,138	720	36.00
301 to 330	4	689,072	0.51	172,268	570	63.88
331 to 360	1,249	128,268,018	94.85	102,697	589	73.62
Total	**1,356**	**$135,239,295**	**100.00 %**	**$99,734**	**587**	**72.91 %**

Remaining Term of the Group I Loans

Remaining Term in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
120 or less	100	$5,743,023	4.25 %	$57,430	560	58.43 %
121 to 150	7	646,536	0.48	92,362	616	62.51
151 to 180	41	4,149,066	3.07	101,197	727	54.05
181 to 210	16	1,295,628	0.96	80,977	630	57.96
211 to 240	86	11,221,596	8.30	130,484	623	60.97
241 to 270	45	5,832,452	4.31	129,610	540	72.24
271 to 300	1,002	87,575,365	64.76	87,401	578	76.34
301 to 330	59	18,775,629	13.88	318,231	599	74.20
Total	**1,356**	**$135,239,295**	**100.00 %**	**$99,734**	**587**	**72.91 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Seasoning of the Group I Loans

Seasoning in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
25 to 36	45	$15,869,664	11.73 %	$352,659	611	73.48 %
37 to 48	9	2,271,844	1.68	252,427	532	77.65
49 to 60	10	1,738,390	1.29	173,839	540	75.96
61 to 72	472	45,312,992	33.51	96,002	578	77.10
73 to 84	532	39,601,844	29.28	74,440	575	74.46
85 to 96	89	7,885,598	5.83	88,602	578	73.91
97 to 108	31	4,153,831	3.07	133,995	541	69.92
109 to 120	7	1,058,373	0.78	151,196	544	67.87
121 to 132	50	5,370,658	3.97	107,413	620	63.81
133 to 144	36	5,528,427	4.09	153,567	613	54.08
145 to 156	15	1,634,900	1.21	108,993	646	62.22
157 to 168	9	381,086	0.28	42,343	731	49.47
169 to 180	2	116,575	0.09	58,288	668	54.02
181 or greater	49	4,315,114	3.19	88,064	732	53.07
Total	**1,356**	**$135,239,295**	**100.00 %**	**$99,734**	**587**	**72.91 %**

Mortgage Loan Documentation Types of the Group I Loans

Documentation Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Full Documentation	1,117	$110,851,813	81.97 %	$99,241	587	74.13 %
Reduced Documentation	239	24,387,482	18.03	102,040	591	67.33
Total	**1,356**	**$135,239,295**	**100.00 %**	**$99,734**	**587**	**72.91 %**

Prepayment Penalty Terms of the Group I Loans

Prepayment Penalty Terms	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
None	1,355	$135,069,424	99.87 %	$99,682	588	72.89 %
60 Months	1	169,872	0.13	169,872	530	88.00
Total	**1,356**	**$135,239,295**	**100.00 %**	**$99,734**	**587**	**72.91 %**

Loan Group I Net WAC Cap

(Current Index Values [1]; 25% CPR; Actual/360)

To 10% Call

MONTH	(%)	MONTH	(%)	MONTH	(%)
1	9.01	31	7.39	61	7.17
2	7.81	32	7.15	62	7.41
3	7.56	33	7.39	63	7.17
4	7.81	34	7.15	64	7.41
5	7.40	35	7.15	65	7.17
6	7.40	36	7.92	66	7.17
7	7.65	37	7.15	67	7.41
8	7.40	38	7.39	68	7.17
9	7.65	39	7.15	69	7.41
10	7.40	40	7.39	70	7.17
11	7.40	41	7.16	71	7.17
12	8.20	42	7.16	72	7.94
13	7.14	43	7.39	73	7.18
14	7.38	44	7.16	74	7.42
15	7.14	45	7.40	75	7.18
16	7.38	46	7.16	76	7.42
17	7.14	47	7.16	77	7.18
18	7.14	48	7.65	78	7.18
19	7.38	49	7.16	79	7.42
20	7.14	50	7.40	80	7.18
21	7.38	51	7.16	81	7.42
22	7.14	52	7.40	82	7.18
23	7.14	53	7.16	83	7.18
24	7.91	54	7.16	84	7.95
25	7.15	55	7.40	85	7.19
26	7.38	56	7.16	86	7.43
27	7.15	57	7.40	87	7.19
28	7.39	58	7.17	88	7.43
29	7.15	59	7.17	89	7.19
30	7.15	60	7.94		

[1] 1mL = 1.090%; 6mL = 1.150%; 1yr CMT = 1.150%; COFI = 1.811%; Soldiers and Sailors = 1.150%

Loan Group I Net WAC Cap

(All Indexes = 20%; 25% CPR; Actual/360)

To 10% Call

MONTH	(%)	MONTH	(%)	MONTH	(%)
1	9.01	32	10.93	62	12.75
2	7.81	33	11.30	63	12.35
3	7.56	34	10.96	64	12.76
4	7.84	35	11.47	65	12.35
5	8.09	36	12.70	66	12.36
6	8.09	37	11.82	67	12.77
7	8.36	38	12.22	68	12.36
8	8.09	39	11.83	69	12.78
9	8.37	40	12.25	70	12.37
10	8.12	41	12.07	71	12.37
11	8.62	42	12.07	72	13.70
12	9.55	43	12.48	73	12.38
13	8.97	44	12.08	74	12.79
14	9.27	45	12.48	75	12.39
15	8.97	46	12.11	76	12.80
16	9.30	47	12.11	77	12.39
17	9.50	48	12.95	78	12.40
18	9.50	49	12.29	79	12.81
19	9.82	50	12.70	80	12.40
20	9.51	51	12.30	81	12.82
21	9.83	52	12.72	82	12.41
22	9.53	53	12.32	83	12.41
23	10.04	54	12.32	84	13.75
24	11.12	55	12.73	85	12.42
25	10.39	56	12.32	86	12.84
26	10.73	57	12.74	87	12.43
27	10.39	58	12.33	88	12.85
28	10.76	59	12.33	89	12.44
29	10.93	60	13.66	90	12.44
30	10.93	61	12.34	91	12.86
31	11.29				

Group I Sensitivity Analysis

To 10% Call

CPR	0.00%	12.50%	18.75%	25.00%	31.25%	37.50%
Class A-I-1						
Avg. Life (yrs)	13.13	4.71	3.29	2.45	1.86	1.39
Window	269	163	116	89	70	57
Maturity	08/25/26	10/25/17	11/25/13	08/25/11	01/25/10	12/25/08
Class M-I-1						
Avg. Life (yrs)	20.05	9.10	6.40	5.01	4.42	4.45
Window	78	110	80	50	28	11
Maturity	08/25/26	10/25/17	11/25/13	08/25/11	01/25/10	12/25/08
Class M-I-2						
Avg. Life (yrs)	20.05	9.10	6.40	4.97	4.25	4.01
Window	78	110	80	51	30	15
Maturity	08/25/26	10/255/17	11/25/13	08/25/11	01/25/10	12/25/08
Class M-I-3						
Avg. Life (yrs)	20.05	9.10	6.40	4.95	4.19	3.86
Window	78	110	80	52	31	16
Maturity	08/25/26	10/25/17	11/25/13	08/25/11	01/25/10	12/25/08
Class M-I-4						
Avg. Life (yrs)	20.05	9.10	6.40	4.94	4.16	3.77
Window	78	110	80	52	32	18
Maturity	08/25/26	10/25/17	11/25/13	08/25/11	01/25/10	12/25/08
Class M-I-5						
Avg. Life (yrs)	20.05	9.10	6.40	4.94	4.14	3.72
Window	78	110	80	53	33	18
Maturity	08/25/26	10/25/17	11/25/13	08/25/11	01/25/10	12/25/08
Class M-I-6						
Avg. Life (yrs)	20.05	9.10	6.40	4.93	4.11	3.68
Window	78	110	80	53	33	19
Maturity	08/25/26	10/25/17	11/25/13	08/25/11	01/25/10	12/25/08
Class M-I-7						
Avg. Life (yrs)	20.05	9.09	6.39	4.92	4.09	3.63
Window	78	110	80	53	34	20
Maturity	08/25/26	10/25/17	11/25/13	08/25/11	01/25/10	12/25/08

Group I Sensitivity Analysis

To Maturity

CPR	0.00%	12.50%	18.75%	25.00%	31.25%	37.50%
Class A-I-1						
Avg. Life (yrs)	13.19	4.98	3.55	2.66	2.03	1.53
Window	286	269	236	192	155	127
Maturity	01/25/28	08/25/26	11/25/23	03/25/20	02/25/17	10/25/14
Class M-I-1						
Avg. Life (yrs)	20.18	9.79	7.03	5.49	4.81	4.79
Window	93	195	165	118	84	56
Maturity	11/25/27	11/25/24	12/25/20	04/25/17	09/25/14	09/25/12
Class M-I-2						
Avg. Life (yrs)	20.17	9.74	6.99	5.41	4.62	4.31
Window	91	183	150	106	75	52
Maturity	09/25/27	11/25/23	09/25/19	03/25/16	10/25/13	01/25/12
Class M-I-3						
Avg. Life (yrs)	20.17	9.70	6.93	5.35	4.52	4.12
Window	89	173	137	97	67	46
Maturity	07/25/27	01/25/23	08/25/18	05/25/15	01/25/13	06/25/11
Class M-I-4						
Avg. Life (yrs)	20.16	9.64	6.87	5.30	4.44	4.01
Window	88	163	128	89	61	42
Maturity	06/25/27	03/25/22	11/25/17	09/25/14	06/25/12	12/25/10
Class M-I-5						
Avg. Life (yrs)	20.15	9.56	6.80	5.24	4.38	3.92
Window	86	152	117	81	56	37
Maturity	04/25/27	04/25/21	12/25/16	12/25/13	12/25/11	07/25/10
Class M-I-6						
Avg. Life (yrs)	20.13	9.43	6.69	5.13	4.28	3.81
Window	85	142	108	74	50	33
Maturity	03/25/27	06/25/20	03/25/16	05/25/13	06/25/11	02/25/10
Class M-I-7						
Avg. Life (yrs)	20.07	9.17	6.48	4.97	4.14	3.66
Window	82	125	93	62	42	26
Maturity	12/25/26	01/25/19	12/25/14	05/25/12	09/25/10	06/25/09

RAMP Series 2004-SL1 Trust

Mortgage Asset-Backed Pass-Through Certificates, Series 2004-SL1

$508,863,000 (Approximate)

Subject to Revision

March 11, 2004– Computational Materials

(Part I of II)

RAMP Series 2004-SL1 Trust

Mortgage Asset-Backed Pass-Through Certificates, Series 2004-SL1

$135,239,295 (Approximate)

Subject to Revision

March 22, 2004– Computational Materials

(Part II of II)

New Issue Computational Materials

(Part II of II)

$135,239,295 (Approximate)

RAMP Series 2004-SL1 Trust
Issuer

Residential Asset Mortgage Products, Inc.
Depositor

Residential Funding Corporation
Master Servicer

Mortgage Asset-Backed Pass-Through Certificates, Series 2004-SL1

March 22, 2004

Expected Timing:	Pricing Date:	On or about March [22], 2004
	Settlement Date:	On or about March [30], 2004
	First Payment Date:	April 26, 2004
Structure:	$[135] million senior/mezz/oc structure	

RAMP Series 2004-SL1 Trust Structure Summary

March 22, 2004

$135,239,295 (Approximate - Subject to Revision)

Characteristics of the Offered Certificates (1), (2), (3), (4)

Class	Amount ($)	Ratings (S&P / Moody's)	Bond Type	Pricing Prepayment Speed	Interest Accrual Basis	VAL (yrs to Call	Pmt. Window mos.) to Call # of mos.	xpected Maturit to Call	Final Scheduled Maturity	Anticipated Initial Subordination	Related Loan Group
A-I-1	92,500,000	AAA/Aaa	Sr/Floater	25% CPR	Act/360	1.50	1-54 / 54	September 2008	July 2024	15.00%	I
	22,453,295	AAA/Aaa	Sr/Floater	25% CPR	Act/360	6.38	54- 89 / 36	August 2011	October 2031	15.00%	I
M-I-1	7,438,200	AA/Aa	Mez/Floater	25% CPR	Act/360	5.01	40- 89 / 50	August 2011	October 2031	9.50%	I
M-I-2	4,057,200	A+/A1	Mez/Floater	25% CPR	Act/360	4.97	39- 89 / 51	August 2011	October 2031	6.50%	I
M-I-3	2,366,700	A/A2	Mez/Floater	25% CPR	Act/360	4.95	38- 89 / 52	August 2011	October 2031	4.75%	I
M-I-4	2,028,600	A-/A3	Mez/Floater	25% CPR	Act/360	4.94	38- 89 / 52	August 2011	October 2031	3.25%	I
M-I-5	1,352,400	BBB+/Baa1	Mez/Floater	25% CPR	Act/360	4.94	37- 89 / 53	August 2011	October 2031	2.25%	I
M-I-6	1,690,500	BBB/Baa2	Mez/Floater	25% CPR	Act/360	4.93	37- 89 / 53	August 2011	October 2031	1.00%	I
M-I-7	1,352,400	BBB-/Baa3	Mez/Floater	25% CPR	Act/360	4.92	37- 89 / 53	August 2011	October 2031	0.00%	I

Notes:

(1) Class sizes subject to a 10% variance.

(2) Each Certificate is illustrated as priced to a 10% optional call.

(3) If the 10% optional call is not exercised, the margin on the Class A-I-1 Certificates and Class A-I-2 Certificates will increase by a 2x multiple, and the margin on the Class M-I-1 through Class M-I-7 Certificates will each increase by a 1.5x multiple, in each case beginning on the second Distribution Date after the first possible Group I Optional Call date.

(4) The pass-through rate on the Class A-I-1, Class A-I-2 and Class M-I-1 through Class M-I-7 Certificates will be equal to the least of (i) one-month LIBOR plus the related margin, (ii) the Group I Net WAC Cap Rate and (iii) 14.00% per annum.

RAMP Series 2004-SL1 Trust Structure Summary

March 22, 2004

Characteristics of the Non-Offered Certificates [(1), (3)]

Class	Amount ($)	Ratings (S&P / Moody's / Fitch)	Bond Type	Coupon	Pricing Prepayment Speed	Interest Accrual Basis	VAL (yrs to Call	'mt. Window mos.) to Call / # of mos.	xpected Maturit to Call	Final Scheduled Maturity	Anticipated Initial Subordination	Related Loan Group(s)
A-II	5,296,000	AAA/NA/Aaa	Sr/Fixed/Pass Through	8.50%	55% CPR	30/360	1.06	1-59 / 59	February 2009	November 2031	2.10%	II
A-III	31,730,000	AAA/NA/Aaa	Sr/Fixed/Pass Through	7.00%	50% CPR	30/360	1.12	1-70 / 70	January 2010	November 2031	2.10%	III
A-IV	53,853,000	AAA/NA/Aaa	Sr/Fixed/Pass Through	6.50%	45% CPR	30/360	1.40	1-83 / 83	February 2011	November 2031	2.10%	IV
A-V	35,407,000	AAA/NA/Aaa	Sr/Fixed/Pass Through	6.00%	40% CPR	30/360	1.60	1-83 / 83	February 2011	November 2031	2.10%	V
A-VI	19,240,000	AAA/NA/Aaa	Sr/Fixed/Pass Through	8.50%	55% CPR	30/360	1.16	1-59 / 59	February 2009	November 2031	2.10%	VI
A-VII	180,718,000	AAA/NA/Aaa	Sr/Fixed/Pass Through	7.00%	50% CPR	30/360	1.33	1-70 / 70	January 2010	November 2031	2.10%	VII
A-VIII	149,025,000	AAA/NA/Aaa	Sr/Fixed/Pass Through	6.50%	45% CPR	30/360	1.54	1-83 / 83	February 2011	November 2031	2.10%	VIII
A-IX	24,403,000	AAA/NA/Aaa	Sr/Fixed/Pass Through	6.00%	40% CPR	30/360	1.78	1-83 / 83	February 2011	November 2031	2.10%	IX
M-II-1	7,659,000	AA/NA/NA	Mez/Variable	6.75%	Blended	30/360	5.68	1-83 / 83	February 2011	November 2031	0.60%	II, III, IV, V, VI, VII, VIII, IX
M-II-2	1,021,000	A/NA/NA	Mez/Variable	6.75%	Blended	30/360	5.68	1-83 / 83	February 2011	November 2031	0.40%	II, III, IV, V, VI, VII, VIII, IX
M-II-3	511,000	BBB/NA/NA	Mez/Variable	6.75%	Blended	30/360	5.68	1-83 / 83	February 2011	November 2031	0.30%	II, III, IV, V, VI, VII, VIII, IX
A-IO-1	129,136,854 [(2)]	AAA/NA/Aaa	Sr/Variable/Interest Only	Variable	Blended	30/360	N/A	1-83 / 83	February 2011	November 2031	2.10%	II, III, IV, V
A-IO-2	381,436,455 [(2)]	AAA/NA/Aaa	Sr/Variable/Interest Only	Variable	Blended	30/360	N/A	1-83 / 83	February 2011	November 2031	2.10%	VI, VII, VIII, IX
A-PO	178,564	AAA/NA/Aaa	Sr/Principal Only	0.00%	Blended	30/360	N/A	1-83 / 83	February 2011	November 2031	2.10%	V, IX
B-II-1	510,000	BB/NA/NA	Subordinate/Variable	6.75%	Blended	30/360	5.68	1-83 / 83	February 2011	November 2031	0.20%	II, III, IV, V VI, VII, VIII, IX
B-II-2	255,000	B/NA/NA	Subordinate/Variable	6.75%	Blended	30/360	5.68	1-83 / 83	February 2011	November 2031	0.15%	II, III, IV, V VI, VII, VIII, IX
B-II-3	766,745	NA/NA/NA	Subordinate/Variable	6.75%	Blended	30/360	5.68	1-83 / 83	February 2011	November 2031	0.00%	II, III, IV, V VI, VII, VIII, IX
R-I	--	AAA/Aaa/NA	Sr/Residual	--	--	Act/360	--	--	--	--	--	I
R-II	50	AAA/NA/Aaa	Sr/Residual	--	--	30/360	--	--	--	--	--	II, III, IV, V VI, VII, VIII, IX
R-III	50	AAA/NA/Aaa	Sr/Residual	--	--	30/360	--	--	--	--	--	II, III, IV, V VI, VII, VIII, IX

Notes:

(1) Class sizes subject to a 10% variance.
(2) Notional amount.
(3) For more information regarding these classes of non-offered certificates, see the prospectus supplement.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

COLLATERAL SUMMARY (LOAN GROUP I):

Current LTVs have been calculated based on current mortgage loan balance and mortgaged property value at the time of mortgage loan origination. With respect to the Group I Loans secured by second liens, the combined LTVs have been used.

Credit Scores have been updated prior to the Cut-off Date.

All collateral information contained herein is as of the Cut-off Date of March 1, 2004.

LOAN GROUP I - AGGREGATE			
Agg. Scheduled	$135,239,295	WA Original LTV	78.75%
Avg. Scheduled Balance	$99,734	WA Current LTV	72.91%
WAC	8.30%	WA CreditScore	587
WAM	272	Full Doc	81.97%
Seasoning (months)	79	Limited Doc	18.03%
California Concentration	16.08%		

LOAN GROUP I-A – (FIXED)			
Agg. Scheduled Balance	$46,387,748	WA Original LTV	79.23%
Avg. Scheduled Balance	$136,034	WA Current LTV	72.28%
WAC	8.51	WA Credit Score	547
WAM	257	Full Doc	86.81%
Seasoning (months)	78	Limited Doc	13.19%
California Concentration	23.29%		

LOAN GROUP I-B – (ARMS)			
Agg. Scheduled Balance	$88,851,547	WA Original LTV	78.49%
Avg. Scheduled Balance	$87,538	WA Current LTV	73.23%
WAC	8.20%	WA Credit Score	609
WAM	280	Full Doc	79.44%
Seasoning (months)	80	Limited Doc	20.56%
California Concentration	12.31%		

Issuer: RAMP Series 2004-SL1 Trust.

Certificates: Class A-I-1 Certificates, Class A-I-2 Certificates (collectively, the "Class A-I Certificates") and Class R-I Certificates are backed by primarily first lien fixed-rate and adjustable-rate mortgage loans (the "Group I Loans").

Class A-II Certificates are backed by mortgage loans with an initial term to maturity of up to 15 years or less and net mortgage rates equal to or greater than 8.50% (the "Group II Loans").

Class A-III Certificates are backed by mortgage loans with an initial term to maturity of up to 15 years or less and net mortgage rates equal to or greater than 7.00% and less than 8.50% (the "Group III Loans").

Class A-IV Certificates are backed by mortgage loans with an initial term to maturity of up to 15 years or less and net mortgage rates equal to or greater than 6.50% and less than 7.00% (the "Group IV Loans").

Class A-V Certificates are backed by mortgage loans with an initial term to maturity of up to 15 years or less and net mortgage rates less than 6.50% (the "Group V Loans").

Class A-VI Certificates are backed by mortgage loans with an initial term to maturity of up to 30 years or less and net mortgage rates equal to or greater than 8.50% (the "Group VI Loans").

Class A-VII Certificates are backed by mortgage loans with an initial term to maturity of up to 30 years or less and net mortgage rates equal to or greater than 7.00% and less than 8.50% (the "Group VII Loans").

Class A-VIII Certificates are backed by mortgage loans with an initial term to maturity of up to 30 years or less and net mortgage rates equal to or greater than 6.50% and less than 7.00% (the "Group VIII Loans").

Class A-IX Certificates are backed by mortgage loans with an initial term to maturity of up to 30 years or less and net mortgage rates less than 6.50% (the "Group IX Loans").

Class M-I-1, Class M-I-2, Class M-I-3, Class M-I-4, Class M-I-5, Class M-I-6 and Class M-I-7 Certificates (collectively, the "Class M-I Certificates") are backed by the Group I Loans.

Class M-II-1, Class M-II-2 and Class M-II-3 Certificates (collectively, the "Class M-II Certificates") are backed by the Group II Loans, Group III Loans, Group IV Loans, Group V Loans, Group VI Loans, Group VII Loans, Group VIII Loans and Group IX Loans.

Class B-II-1, Class B-II-2 and Class B-II-3 Certificates (collectively, the "Class B-II Certificates") are backed by the Group II Loans, Group III Loans, Group IV Loans, Group V Loans, Group VI Loans, Group VII Loans, Group VIII Loans and Group IX Loans.

Class A-IO-1 Certificates are backed by the Group II Loans, Group III Loans, Group IV Loans and Group V Loans and the Class A-IO-2 Certificates are backed by the Group VI Loans, Group VII Loans, Group VIII Loans and Group IX Loans. The Class A-IO-1 and Class A-IO-2 Certificates are referred to together as the "Class A-IO Certificates."

Class A-PO Certificates are backed by the Group V Loans and Group IX Loans.

Class A-IO, Class A-PO, Class A-II, Class A-III, Class A-IV, Class A-V, Class A-VI, Class A-VII, Class A-VIII and Class A-IX Certificates, are referred to together as the "Group A-II Certificates."

Class A-I Certificates and Group A-II Certificates are referred to together as the "Class A Certificates."

Class M-I Certificates and Class M-II Certificates are referred to together as the "Class M Certificates."

Class R-I Certificates, Class R-II Certificates and Class R-III Certificates are referred to together as the "Class R Certificates."

Class A Certificates and Class R Certificates are referred to together the "Senior Certificates."

Class B-II Certificates and Class M Certificates are referred to together as the "Subordinate Certificates."

Offered Certificates Class A-I Certificates and Class M-I Certificates.

Non-Offered Certificates: Group A-II Certificates and Class M-II Certificates.

Class B-II Certificates.

Class R Certificates and Class SB Certificates.

Sole Manager: Citigroup Global Markets Inc.

Depositor: Residential Asset Mortgage Products, Inc. ("RAMP").

Trustee: Deutsche Bank Trust Company Americas.

Master Servicer: Residential Funding Corporation (the "Seller", "Master Servicer" or "Residential Funding").

Subservicer: Primary servicing will be provided by HomeComings Financial Network, Inc. ("HomeComings") with respect to approximately 20.04% of the mortgage loans. HomeComings is a wholly-owned subsidiary of Residential Funding.

Cut-off Date: March 1, 2004 after deducting payments due during the month of March 2004.

Settlement Date: On or about March 30, 2004.

Distribution Dates: 25th of each month (or the next business day if such day is not a business day) commencing on April 26, 2004.

Form of Certificates: Book-entry form through DTC, Clearstream and Euroclear.

Minimum Denominations: For the Class A-I Certificates and Class M-I-1 Certificates: $25,000 and integral multiples of $1 in excess thereof; for the Class M-I-2, Class M-I-3, Class M-I-4, Class M-I-5, Class M-I-6 and Class M-I-7 Certificates: $250,000 and integral multiples of $1 in excess thereof.

ERISA Considerations: It is expected that, as of the Settlement Date, the Offered Certificates will be eligible for purchase by employee benefit plans or other retirement arrangements that are subject to ERISA or section 4975 of the Internal Revenue Code, subject to certain conditions. Investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of such a plan's acquisition and ownership of such Certificates.

Legal Investment: The Offered Certificates will not constitute "mortgage-related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

Tax Status: One or more REMIC elections.

Collateral Description:

Nine loan groups:

- Group I Loans will be subdivided into two groups referred to as Loan Group I-A and Loan Group I-B.
  - Group I-A Loans will consist of primarily first lien, fixed-rate mortgage loans with an aggregate principal balance of approximately $46,387,748 as of the Cut-off Date.
  - Group I-B Loans will consist of first lien, adjustable-rate mortgage loans with an aggregate principal balance of approximately $88,851,547 as of the Cut-off Date.
- Refer to the prospectus supplement for additional information regarding the Group II Loans, Group III Loans, Group IV Loans, Group V Loans, Group VI Loans, Group VII Loans, Group VIII Loans and Group IX Loans.

As of March 1, 2004, approximately 72.53% of the Group I Loans are current. As of March 1, 2004, 7.72% of the Group I Loans have been one-month delinquent once in the previous twelve months and 51.35% of the Group I Loans have been one-month or more delinquent more than once in the previous twelve months. A loan is considered to be "30 to 59 days" or "30 or more days" delinquent when a payment due on any due date remains unpaid as of the close of business on the next following monthly due date. However, since the determination as to whether a loan falls into this category is made as of the close of business on the last business day of each month, a loan with a payment due on July 1 that remained unpaid as of the close of business on July 31 would still be considered current as of July 31. If that payment remained unpaid as of the close of business on August 31, the loan would then be considered to be 30 to 59 days delinquent. Delinquency information presented herein as of the Cut-off Date is determined and prepared as of the close of business on the last business day immediately prior to the Cut-off Date.

Substantially all of the Group I Loans were sourced from terminated Residential Asset Securities Corporation, Inc. trusts, RFC's shelf registration for the securitization of subprime mortgages.

Homeownership Act Loans:

Approximately 0.60% of the Group I Loans (the "Homeownership Act Loans") are subject to special rules, disclosure requirements and other regulatory provisions because they are subject to the Home Ownership Protection Act of 1994, or Homeownership Act. The Homeownership Act requires certain additional disclosures and other requirements on mortgages subject to the Homeownership Act. Purchasers or assignees of these Homeownership Act Loans could be exposed to all claims and defenses that the mortgagors could assert against the originators of the mortgage loans. Remedies available to the borrower include monetary penalties, as well as rescission rights. Residential Funding Corporation, as seller, will be required to repurchase or substitute for any mortgage loan that violated the Homeownership Act at the time of origination, if that violation adversely affects the interests of the certificate holders in that mortgage loan.

Optional Call:

If the aggregate principal balance of the Group I Loans falls below 10% of their original aggregate principal balance as of the Cut-off Date ("Group I Optional Call"), the Master Servicer may terminate the trust with respect to this loan group.

The optional call for the Group I Loans and the optional call for the Group II Loans, Group III Loans, Group IV Loans, Group V Loans, Group VI Loans, Group VII Loans, Group VIII Loans and Group IX Loans (as described in the prospectus supplement) are independent of each other.

Priority of Distributions:

Payments to the holders of the Class A-I Certificates and Class M-I Certificates will be made from the available amount from loan group I generally as follows:

(1) Distribution of accrued and unpaid interest to the Class A-I Certificates, Class M-I-1 Certificates, Class M-I-2 Certificates, Class M-I-3 Certificates, Class M-I-4 Certificates, Class M-I-5 Certificates, Class M-I-6 Certificates and Class M-I-7 Certificates, in that order;

(2) Distribution of principal to the Class A-I Certificates and Class M-I Certificates in the following order of priority:
   - (a) to the Class A-I-1 Certificates, the Class A-I Principal Distribution Amount, until the certificate principal balance is reduced to zero;
   - (b) to the Class A-I-2 Certificates, the Class A-I Principal Distribution Amount, until the certificate principal balance is reduced to zero;
   - (c) to the Class M-I-1 Certificates, the Class M-I-1 Principal Distribution Amount, until the certificate principal balance is reduced to zero;
   - (d) to the Class M-I-2 Certificates, the Class M-I-2 Principal Distribution Amount, until the certificate principal balance is reduced to zero;
   - (e) to the Class M-I-3 Certificates, the Class M-I-3 Principal Distribution Amount, until the certificate principal balance is reduced to zero;
   - (f) to the Class M-I-4 Certificates, the Class M-I-4 Principal Distribution Amount, until the certificate principal balance is reduced to zero;
   - (g) to the Class M-I-5 Certificates, the Class M-I-5 Principal Distribution Amount, until the certificate principal balance is reduced to zero;
   - (h) to the Class M-I-6 Certificates, the Class M-I-6 Principal Distribution Amount, until the certificate principal balance is reduced to zero; and
   - (i) to the Class M-I-7 Certificates, the Class M-I-7 Principal Distribution Amount, until the certificate principal balance is reduced to zero

(3) Distribution of principal to the Class A-I Certificates and Class M-I Certificates from the excess interest on the related mortgage loans ("Group I Excess Cash Flow"), to cover realized losses for the preceding month (other than Excess Special Hazard Losses);

(4) Distribution of principal to specified Group A-II Certificates from the Group I Excess Cash Flow to cover certain Excess Special Hazard Losses on the Group II, III, IV, V, VI, VII, VIII and IX Loans;
(5) Distribution of additional principal to the Class A-I Certificates and Class M-I Certificates from the Group I Excess Cash Flow, until the Group I Required Overcollateralization Amount is reached;
(6) Payment to the Class A-I Certificates and Class M-I Certificates, on a pro rata basis, in respect of prepayment interest shortfalls not covered by Eligible Master Servicing Compensation for that distribution date.
(7) Payment to the Class A-I Certificates and Class M-I Certificates, on a pro rata basis, in respect of prepayment interest shortfalls not covered by Eligible Master Servicing Compensation that remain unpaid from prior distribution dates, with interest thereon;
(8) To the extent provided in the prospectus supplement, payment to the Class A-I Certificates and Class M-I Certificates, on a pro rata basis, in respect of any Group I Basis Risk Shortfall Carry-Forward Amount;
(9) Payment to the Class A-I Certificates and Class M-I Certificates, on a pro rata basis, in respect of current Relief Act shortfalls;
(10) To pay to the holders of the Class A-I Certificates, Class M-I-1 Certificates, Class M-I-2 Certificates, Class M-I-3 Certificates, Class M-I-4 Certificates, Class M-I-5 Certificates, Class M-I-6 Certificates and Class M-I-7 Certificates, in that order, the principal portion of any realized losses (other than Excess Special Hazard Losses) previously allocated thereto that remain unreimbursed; and
(11) Distribution of any remaining funds to the Class SB Certificates and Class R-I Certificates.

An additional payment may be made to the Class A-I Certificates and Class M-I Certificates from available funds related to the Group II, III, IV, V, VI, VII, VIII and IX Loans to the extent of an Excess Special Hazard Loss on the Group I Loans as described under "Allocation of Losses/Subordination."

Distribution of Principal: The holders of the Class A-I Certificates will be entitled to receive payments of principal on each distribution date according to the Class A-I Principal Distribution Amount in the priority described above.

The holders of the Class M-I Certificates will be entitled to receive payments of principal on each distribution date on and after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that distribution date according to the related Class M-I Principal Distribution Amount specified herein in the priority described herein.

Interest Accrual Period: From and including the preceding Distribution Date (for the first accrual period, the Settlement Date) up to but excluding the current Distribution Date, on an actual/360 basis.

Pass-Through Rates:

The Class A-I Pass-Through Rate will be a per annum rate equal to the least of (x) for any Distribution Date which occurs prior to the second Distribution Date after the first possible Group I Optional Call date, One-Month LIBOR plus the related Class A-I Margin, and beginning on the second Distribution Date after the first possible Group I Optional Call date, One-Month LIBOR plus 2 times the related Class A-I Margin, (y) the Group I Net WAC Cap Rate, and (z) 14.00% per annum.

The Class M-I Pass-Through Rate will be a per annum rate equal to the least of (x) for any Distribution Date which occurs prior to the second Distribution Date after the first possible Group I Optional Call date, One-Month LIBOR plus the related Class M-I Margin, and beginning on the second Distribution Date after the first possible Group I Optional Call date, One-Month LIBOR plus 1.5 times the related Class M-I Margin, (y) the Group I Net WAC Cap Rate, and (z) 14.00% per annum.

Group I Net WAC Cap Rate:

The pass-through rates of the Class A-I Certificates and the Class M-I Certificates with respect to any Distribution Date will be subject to a cap equal to the product of (i) the weighted average of the Net Mortgage Rates of the Group I Loans as of the end of the calendar month immediately preceding the month in which such Distribution Date occurs and (ii) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the related interest accrual period.

For any Distribution Date on which the Pass-Through Rate on the Class A-I Certificates and the Class M-I Certificates is limited to the Group I Net WAC Cap Rate, the resulting shortfall will carry forward with interest thereon, subject to a maximum of 14.00% per annum (the "Group I Basis Risk Shortfall Carry-Forward Amount").

Weighted Average Monthly Fees:

Master servicing fee and subservicing fee of approximately 0.37% for Loan Group I-A and approximately 0.55% for Loan Group I-B.

Net Mortgage Rate:

With respect to any mortgage loan, the mortgage rate thereon minus the rates at which the master servicing and subservicing fees are paid.

Eligible Master Servicing Compensation:

Prepayment interest shortfalls on the related mortgage loans may be covered from Eligible Master Servicing Compensation. Eligible Master Servicing Compensation for any related loan group and any Distribution Date is an amount equal to the lesser of (a) one-twelfth of 0.125% of the stated principal balance of the mortgage loans in that loan group immediately preceding that Distribution Date, and (b) the sum of the master servicing fee payable to the Master Servicer in respect of its master servicing activities and reinvestment income received by the Master Servicer on amounts payable with respect to that Distribution Date with respect to the mortgage loans in that loan group.

Group I Excess Cash Flow may also be available to cover prepayment interest shortfalls, subject to the priority of distributions for the Group I Excess Cash Flow.

Advances:

The Master Servicer will advance delinquent principal and interest to the extent the advance is recoverable from future collections on the loan.

Allocation of Losses/Subordination:

Losses with respect to the Group I Loans, other than Excess Special Hazard Losses, will be allocated first to reduce any Group I Excess Cash Flow, second to reduce the Group I Overcollateralization Amount, third to the Class M-I-7, Class M-I-6, Class M-I-5, Class M-I-4, Class M-I-3, Class M-I-2 and Class M-I-1 Certificates, in that order, in each case until the certificate principal balance thereof is reduced to zero, and fourth to the Class A-I Certificates, pro rata, until the certificate principal balance thereof is reduced to zero.

Excess Special Hazard Losses on the Group I Loans, in an amount up to the remaining special hazard amount for the Group II, III, IV, V, VI, VII, VIII and IX Loans, will be covered by making a payment to the most senior of the Class A-I Certificates and Class M-I Certificates outstanding from amounts otherwise payable to the most subordinate class of the Class B-II, Class M-II-3 and Class M-II-2 Certificates outstanding on each Distribution Date until paid in full. Any further Excess Special Hazard Losses on the Group I Loans will be allocated to the Class A-I Certificates and Class M-I Certificates on a pro rata basis. Excess Special Hazard Losses on the Group II, III, IV, V, VI, VII, VIII and IX Loans, in an amount up to the remaining special hazard amount for the Group I Loans, will be covered by making a payment to the Group A-II Certificates from any Group I Excess Cash Flow on each Distribution Date until paid in full. Any further Excess Special Hazard Losses on the Group II, III, IV, V, VI, VII, VIII and IX Loans will be allocated to the classes of certificates related to such loans on a pro rata basis.

Excess Special Hazard Loss Amount:

With respect to the Group I Loans, special hazard losses in an aggregate amount greater than the related special hazard amount which will be initially equal to approximately $1,837,743, as such amount may be adjusted under the pooling and servicing agreement.

Group I Overcollateralization Amount:

With respect to any Distribution Date and Group I Loans, the excess, if any, of the aggregate stated principal balance of the Group I Loans before giving effect to distributions of principal to be made on that Distribution Date, over the aggregate certificate principal balance of the Class A-I Certificates and Class M-I Certificates, as of such date, before taking into account distributions of principal to be made on that Distribution Date.

Group I Required Overcollateralization Amount:

With respect to any Distribution Date and the Group I Loans, (a) if such Distribution Date is prior to the Group I Stepdown Date, 2.25% of the aggregate stated principal balance of the Group I Loans as of the Cut-off Date, or (b) if such Distribution Date is on or after the Group I Stepdown Date, the greater of (i) 4.50% of the then current aggregate stated principal balance of the Group I Loans as of the end of the related due period and (ii) the Group I Overcollateralization Floor, or (c) on or after the Group I Stepdown Date if a Trigger Event is in effect, the Group I Required Overcollateralization Amount for the immediately preceding Distribution Date.

Trigger Event:

A Trigger Event is in effect on any Distribution Date if either (i) the three month average of the related Sixty-Plus Delinquency Percentage, as determined on that Distribution Date and the immediately preceding two Distribution Dates, equals or exceeds [40.00]% of the Group I Senior Enhancement Percentage or (ii) cumulative realized losses on the Group I Loans as a percentage of the initial aggregate principal balance of the related mortgage loans as of the Cut-off Date exceed the following amounts:

	Group I Loans
Months 37-48	[3.00]% in the first month plus an additional 1/12th of [1.00]% for every month thereafter
Months 49-60	[4.00]% in the first month plus an additional 1/12th of [0.75]% for every month thereafter
Months 61-72	[4.75]% in the first month plus an additional 1/12th of [0.25]% for every month thereafter
Months 72 and thereafter	[5.00]%

Group I Senior Enhancement Percentage: For any Distribution Date, the percentage obtained by dividing (x) the sum of (i) the aggregate certificate principal balance of the Class M-I-1, Class M-I-2, Class M-I-3, Class M-I-4, Class M-I-5, Class M-I-6 and Class M-I-7 Certificates and (ii) the Group I Overcollateralization Amount, in each case prior to the distribution of the Group I Principal Distribution Amount on such Distribution Date, by (y) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date.

Group I Overcollateralization Floor: An amount equal to 0.50% of the aggregate stated principal balance of the Group I Loans as of the Cut-off Date.

Group I Overcollateralization Increase Amount: With respect to any Distribution Date and the Group I Loans, an amount equal to the lesser of (i) Group I Excess Cash Flow available for payment of the Group I Overcollateralization Increase Amount and (ii) the excess, if any, of (x) the Group I Required Overcollateralization Amount for that Distribution Date over (y) the Group I Overcollateralization Amount for that Distribution Date.

Group I Overcollateralization Reduction Amount: With respect to any Distribution Date for which the Group I Excess Overcollateralization Amount is, or would be, after taking into account all other distributions to be made on that Distribution Date, greater than zero, an amount equal to the lesser of (i) the Group I Excess Overcollateralization Amount for that Distribution Date and (ii) principal collected on the Group I Loans for that Distribution Date.

Group I Excess Overcollateralization Amount: With respect to any Distribution Date, the excess, if any, of the Group I Overcollateralization Amount over the Group I Required Overcollateralization Amount.

Group I Principal Distribution Amount: As to any Distribution Date, the lesser of (i) the aggregate certificate principal balance of the Class A-I Certificates and Class M-I Certificates prior to such Distribution Date and (ii) the sum of (a) principal collected on the Group I Loans excluding Subsequent Recoveries and (b) the Group I Overcollateralization Increase Amount less (c) the Group I Overcollateralization Reduction Amount.

Class A-I Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Group I Stepdown Date or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect for that Distribution Date, the Group I Principal Distribution Amount for that Distribution Date or (ii) on or after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that Distribution Date, the lesser of:

- the Group I Principal Distribution Amount for that Distribution Date; and
- the excess, if any, of (A) the aggregate certificate principal balance of the Class A-I Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group I Subordination Percentage and (2) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date, less the Group I Overcollateralization Floor.

Class M-I-1 Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Group I Stepdown Date or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect for that Distribution Date, the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount or (ii) on or after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-I Certificates (after taking into account the distribution of the Class A-I Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-I-1 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group I Subordination Percentage and (2) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date, less the Group I Overcollateralization Floor.

Class M-I-2 Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Group I Stepdown Date or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect for that Distribution Date, the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount and the Class M-I-1 Principal Distribution Amount or (ii) on or after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount and the Class M-I-1 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-I Certificates and Class M-I-1 Certificates (after taking into account the distribution of the Class A-I Principal Distribution Amount and Class M-I-1 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-I-2 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group I Subordination Percentage and (2) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date, less the Group I Overcollateralization Floor.

Class M-I-3 Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Group I Stepdown Date or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect for that Distribution Date, the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount and Class M-I-2 Principal Distribution Amount or (ii) on or after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount and Class M-I-2 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-I, Class M-I-1 and Class M-I-2 Certificates (after taking into account the distribution of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount and Class M-I-2 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-I-3 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group I Subordination Percentage and (2) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date, less the Group I Overcollateralization Floor.

Class M-I-4
Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Group I Stepdown Date or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect for that Distribution Date, the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount, Class M-I-2 Principal Distribution Amount and Class M-I-3 Principal Distribution Amount or (ii) on or after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount, Class M-I-2 Principal Distribution Amount and Class M-I-3 Principal Distribution Amount; and

- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-I, Class M-I-1, Class M-I-2 and Class M-I-3 Certificates (after taking into account the distribution of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount, Class M-I-2 Principal Distribution Amount and Class M-I-3 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-I-4 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group I Subordination Percentage and (2) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date, less the Group I Overcollateralization Floor.

Class M-I-5
Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Group I Stepdown Date or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect for that Distribution Date, the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount, Class M-I-2 Principal Distribution Amount, Class M-I-3 Principal Distribution Amount and Class M-I-4 Principal Distribution Amount or (ii) on or after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount, Class M-I-2 Principal Distribution Amount, Class M-I-3 Principal Distribution Amount and Class M-I-4 Principal Distribution Amount; and

- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-I, Class M-I-1, Class M-I-2, Class M-I-3 and Class M-I-4 Certificates (after taking into account the distribution of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount, Class M-I-2 Principal Distribution Amount, Class M-I-3 Principal Distribution Amount and Class M-I-4 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-I-5 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group I Subordination Percentage and (2) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date, less the Group I Overcollateralization Floor.

Class M-I-6
Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Group I Stepdown Date or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect for that Distribution Date, the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount, Class M-I-2 Principal Distribution Amount, Class M-I-3 Principal Distribution Amount, Class M-I-4 Principal Distribution Amount and Class M-I-5 Principal Distribution Amount or (ii) on or after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount, Class M-I-2 Principal Distribution Amount, Class M-I-3 Principal Distribution Amount, Class M-I-4 Principal Distribution Amount and Class M-I-5 Principal Distribution Amount; and

- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-I, Class M-I-1, Class M-I-2, Class M-I-3, Class M-I-4 and Class M-I-5 Certificates (after taking into account the distribution of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount, Class M-I-2 Principal Distribution Amount, Class M-I-3 Principal Distribution Amount, Class M-I-4 Principal Distribution Amount and Class M-I-5 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-I-6 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group I Subordination Percentage and (2) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date, less the Group I Overcollateralization Floor.

Class M-I-7
Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Group I Stepdown Date or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect for that Distribution Date, the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount, Class M-I-2 Principal Distribution Amount, Class M-I-3 Principal Distribution Amount, Class M-I-4 Principal Distribution Amount, Class M-I-5 Principal Distribution Amount and Class M-I-6 Principal Distribution Amount or (ii) on or after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount, Class M-I-2 Principal Distribution Amount, Class M-I-3 Principal Distribution Amount, Class M-I-4 Principal Distribution Amount, Class M-I-5 Principal Distribution Amount and Class M-I-6 Principal Distribution Amount; and

- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-I, Class M-I-1, Class M-I-2, Class M-I-3, Class M-I-4, Class M-I-5 and Class M-I-6 Certificates (after taking into account the distribution of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount, Class M-I-2 Principal Distribution Amount, Class M-I-3 Principal Distribution Amount, Class M-I-4 Principal Distribution Amount, Class M-I-5 Principal Distribution Amount and Class M-I-6 Principal Distribution Amount for that

Distribution Date) and (2) the certificate principal balance of the Class M-I-7 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group I Subordination Percentage and (2) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date, less the Group I Overcollateralization Floor.

Group I Subordination Percentage: As to any class of Class A-I Certificates or Class M-I Certificates, the respective percentage set forth below:

Class	Percentage
A-I	65.50%
M-I-1	76.50%
M-I-2	82.50%
M-I-3	86.00%
M-I-4	89.00%
M-I-5	91.00%
M-I-6	93.50%
M-I-7	95.50%

Group I Stepdown Date: The Distribution Date which is the later to occur of (x) the Distribution Date in April 2007 and (y) the first Distribution Date on which the aggregate stated principal balance of the Group I Loans as of the end of the related due period is less than 50% of the aggregate stated principal balance of the Group I Loans as of the Cut-off Date.

Subsequent Recoveries: Subsequent recoveries, net of reimbursable expenses, with respect to mortgage loans that have been previously liquidated and that have resulted in a realized loss.

TERMINATED TRUST HISTORICAL PERFORMANCE: (Information as of March 1st, 2004)

Deal Name	S&P Rating	Moody's Rating	Fitch Rating	Issue Date	Original Pool Size	Current Pool Size	Cumulative Loss	Severity	Contribution to RAMP 2004-SL1 Group I
RALI 1997-QS11 15 YR		X		10/1/1997	$104,940,731	$8,835,174	0.02%	0.19%	0.21%
RASC 1996-KS2	X	X		5/1/1996	100,462,676	6,187,382	1.87%	30.32%	1.01%
RASC 1997-KS1 Group II	X	X		3/1/1997	151,859,044	5,281,060	2.31%	66.36%	3.01%
RASC 1997-KS1 Group I	X	X		3/1/1997	121,743,602	8,418,216	1.51%	21.85%	1.17%
RASC 1997-KS2	X	X		6/1/1997	250,104,875	8,558,268	2.06%	60.06%	4.58%
RASC 1997-KS3 Fixed Group I	X		X	8/1/1997	200,042,997	16,784,933	2.02%	24.05%	2.58%
RASC 1997-KS4 Fixed Group I	X	X	X	11/1/1997	200,055,769	15,809,151	2.31%	29.26%	3.36%
RASC 1998-KS1 Conforming	X	X		3/1/1998	325,003,510	20,068,176	1.96%	31.70%	9.94%
RASC 1998-KS1 Non-Conforming	X	X		3/1/1998	150,069,782	6,397,898	3.34%	78.36%	3.65%
RASC 1998-KS2 ARM Conforming	X	X	X	6/1/1998	75,079,938	4,655,873	3.15%	50.80%	2.46%
RASC 1998-KS2 ARM Non-	X	X	X	6/1/1998	370,122,398	24,866,186	2.52%	37.57%	12.84%
RASC 1998-KS3 ARM	X	X	X	9/1/1998	425,129,755	32,024,095	3.14%	41.73%	16.64%
RFMSI 1 1999 S-18	X		X	8/1/1999	369,289,427	21,963,638	0.07%	1.13%	0.05%
RFMSI 1999-S10	X		X	4/1/1999	179,230,003	13,768,612	0.00%	0.00%	0.00%
RFMSI 1999-S11	X			4/1/1999	261,040,503	19,088,272	0.02%	0.26%	0.66%
RFMSI 2001-S10 A		X	X	5/1/2001	259,117,987	11,841,564	0.00%	0.00%	1.27%
RFMSI 2001-S10 B		X	X	5/1/2001	363,504,150	19,580,439	0.00%	0.00%	0.07%
RFMSI 2001-S11	X		X	5/1/2001	284,785,978	16,303,681	0.00%	0.00%	0.37%
RFMSI 2001-S12 A	X		X	6/1/2001	189,302,258	13,319,057	0.00%	0.00%	0.00%
RFMSI 2001-S12 B	X		X	6/1/2001	173,639,112	10,260,537	0.04%	0.63%	0.28%
RFMSI 2001-S13	X	X		6/1/2001	358,015,150	29,898,903	0.00%	0.00%	0.00%
RFMSI 2001-S15	X		X	7/1/2001	724,826,958	36,099,662	0.00%	0.00%	0.96%
RFMSI 2001-S17 Group 1		X	X	8/1/2001	414,539,955	23,484,545	0.00%	0.00%	0.75%
RFMSI 2001-S17 Group 2		X	X	8/1/2001	207,214,809	13,669,183	0.00%	0.00%	0.00%
RFMSI 2001-S20	X	X		9/1/2001	310,444,373	22,896,906	0.00%	0.00%	0.48%
RFMSI 2001-S22 Group 1	X		X	9/1/2001	311,740,533	18,977,354	0.00%	0.00%	0.53%
RFMSI 2001-S22 Group 2	X		X	9/1/2001	259,894,373	18,910,061	0.00%	0.00%	0.30%
RFMSI 2001-S24	X		X	10/1/2001	413,989,184	31,913,826	0.00%	0.00%	1.23%
RFMSI 2001-S4	X		X	2/1/2001	207,705,413	7,603,782	0.00%	0.06%	0.40%
RFMSI 2001-S9		X	X	4/1/2001	260,087,418	11,730,944	0.01%	0.31%	0.62%
RFMSI I 1992-S11	X	X	X	4/1/1992	324,107,828	1,272,477	1.12%	285.50%	0.19%
RFMSI I 1992-S16	X		X	5/1/1992	322,682,744	977,688	1.32%	436.07%	0.00%
RFMSI I 1992-S18	X	X		6/1/1992	157,858,019	577,601	0.00%	0.00%	0.00%
RFMSI I 1992-S2	X		X	1/1/1992	541,188,444	1,527,518	0.71%	250.36%	0.15%
RFMSI I 1992-S20	X		X	6/1/1992	375,449,693	2,547,478	0.43%	63.20%	0.19%
RFMSI I 1992-S22	X	X		7/1/1992	183,771,179	1,237,020	0.05%	7.24%	0.04%
RFMSI I 1992-S24	X		X	7/1/1992	431,506,264	2,305,859	0.84%	157.29%	0.27%
RFMSI I 1992-S27	X		X	8/1/1992	157,499,405	1,078,070	0.07%	9.53%	0.00%
RFMSI I 1992-S31	X		X	9/1/1992	261,801,193	2,496,162	0.11%	11.67%	0.01%
RFMSI I 1992-S32	X		X	9/1/1992	430,245,573	3,107,680	0.44%	60.99%	0.46%
RFMSI I 1992-S33	X		X	10/1/1992	322,581,934	3,876,575	0.99%	82.31%	0.17%
RFMSI I 1992-S34	X		X	10/1/1992	427,807,907	4,033,932	0.50%	52.54%	0.22%
RFMSI I 1992-S35	X	X		10/1/1992	146,754,519	2,539,496	0.08%	4.46%	0.00%
RFMSI I 1992-S36	X	X	X	11/1/1992	260,444,079	5,965,414	0.16%	7.07%	0.00%
RFMSI I 1992-S38	X		X	11/1/1992	427,814,329	5,228,417	0.24%	19.98%	0.00%
RFMSI I 1992-S39	X	X		11/1/1992	183,802,830	3,433,451	0.13%	6.69%	0.08%
RFMSI I 1992-S41	X	X		12/1/1992	156,959,931	2,620,489	0.02%	1.46%	0.00%
RFMSI I 1992-S43	X		X	12/1/1992	376,347,086	4,657,209	0.59%	47.63%	0.18%
RFMSI I 1992-S44	X		X	12/1/1992	133,690,335	2,611,664	0.15%	7.50%	0.00%
RFMSI I 1992-S6	X		X	2/1/1992	459,500,241	2,785,930	0.92%	152.33%	0.53%
RFMSI I 1992-S9	X		X	3/1/1992	218,151,399	448,912	0.21%	101.10%	0.00%
RFMSI I 1993-S11	X		X	3/1/1993	350,198,858	4,909,234	0.45%	31.82%	0.35%
RFMSI I 1993-S12	X		X	3/1/1993	295,848,489	5,314,584	0.23%	12.75%	0.15%
RFMSI I 1993-S13	X	X		3/1/1993	183,302,633	2,278,501	0.13%	10.85%	0.08%
RFMSI I 1993-S14	X	X		4/1/1993	482,582,095	9,271,723	0.35%	18.28%	0.32%
RFMSI I 1993-S15	X	X		4/1/1993	288,587,914	5,523,228	0.15%	7.81%	0.00%
RFMSI I 1993-S16	X		X	5/1/1993	215,199,969	7,139,747	0.20%	6.07%	0.00%
RFMSI I 1993-S17	X	X		5/1/1993	234,376,335	6,623,261	0.08%	2.68%	0.00%
RFMSI I 1993-S2	X		X	1/1/1993	320,878,029	2,459,300	0.51%	66.03%	0.00%
RFMSI I 1993-S20	X	X		6/1/1993	261,172,116	7,535,792	0.07%	2.41%	0.00%
RFMSI I 1993-S21	X	X		6/1/1993	269,200,606	4,026,740	0.18%	12.20%	0.00%
RFMSI I 1993-S25	X	X		7/1/1993	155,801,920	6,299,938	0.00%	0.00%	0.00%

Notes: Not all loans from each terminated trust will be included in RAMP 2004-SL1.
There can be no assurance that the loss experience will be representative of the results that may be experienced with respect to the mortgage loans related to this transaction.

Source: Residential Funding Corporation; Monthly Statements to Certificateholders

TERMINATED TRUST HISTORICAL PERFORMANCE: (Information as of March 1st, 2004)

Deal Name	S&P Rating	Moody's Rating	Fitch Rating	Issue Date	Original Pool Size	Current Pool Size	Cumulative Loss	Severity	Contribution to RAMP 2004-SL1 Group I
RFMSI I 1993-S26	X		X	7/1/1993	376,029,705	4,366,343	0.45%	38.51%	0.00%
RFMSI I 1993-S27	X		X	6/1/1993	274,570,014	4,034,993	0.38%	26.04%	0.00%
RFMSI I 1993-S28	X		X	8/1/1993	214,013,270	3,735,874	0.09%	4.93%	0.33%
RFMSI I 1993-S29	X		X	8/1/1993	259,785,708	7,014,506	0.03%	1.25%	0.00%
RFMSI I 1993-S3	X	X		1/1/1993	106,963,444	1,682,882	0.15%	9.67%	0.00%
RFMSI I 1993-S30	X		X	8/1/1993	321,598,233	5,954,155	0.52%	28.26%	0.09%
RFMSI I 1993-S31		X	X	9/1/1993	427,416,329	15,132,235	0.26%	7.44%	0.30%
RFMSI I 1993-S34	X		X	9/1/1993	213,956,513	8,109,804	0.21%	5.45%	0.32%
RFMSI I 1993-S37	X		X	10/1/1993	267,484,931	9,728,177	0.30%	8.35%	0.48%
RFMSI I 1993-S39	X		X	10/1/1993	320,088,062	12,024,635	0.19%	4.97%	0.14%
RFMSI I 1993-S41	X		X	9/1/1993	107,329,364	4,699,248	0.07%	1.58%	0.00%
RFMSI I 1993-S6	X		X	2/1/1993	322,590,532	3,560,590	0.45%	40.66%	0.18%
RFMSI I 1993-S7	X	X		2/1/1993	268,959,048	3,430,168	0.12%	9.34%	0.00%
RFMSI I 1993-S9	X	X		2/1/1993	135,502,292	3,862,273	0.00%	0.00%	0.00%
RFMSI I 1994-S15	X		X	7/1/1994	162,292,503	2,523,383	0.05%	3.21%	0.00%
RFMSI I 1994-S16 I	X			7/1/1994	26,817,099	1,839,770	0.00%	0.00%	0.03%
RFMSI I 1994-S16 II	X			7/1/1994	23,804,822	939,845	0.00%	0.00%	0.12%
RFMSI I 1994-S16 III	X			7/1/1994	32,620,551	707,559	0.00%	0.00%	0.00%
RFMSI I 1994-S17	X		X	8/1/1994	205,832,764	5,960,290	0.16%	5.42%	0.28%
RFMSI I 1994-S18	X		X	9/1/1994	135,580,849	2,609,691	0.09%	4.90%	0.38%
RFMSI I 1995-S1	X		X	3/1/1995	124,066,559	2,832,331	0.22%	9.44%	0.06%
RFMSI I 1995-S10	X		X	7/1/1995	230,710,286	2,950,704	0.10%	8.20%	0.18%
RFMSI I 1995-S11	X		X	8/1/1995	453,612,335	8,802,781	0.17%	8.74%	0.94%
RFMSI I 1995-S12	X			8/1/1995	120,152,774	4,901,775	0.00%	0.00%	0.15%
RFMSI I 1995-S3	X		X	4/1/1995	188,983,349	2,092,078	0.29%	26.05%	0.14%
RFMSI I 1995-S4	X		X	4/1/1995	105,020,176	2,607,907	0.13%	5.36%	0.06%
RFMSI I 1995-S6	X		X	4/1/1995	119,780,255	6,380,979	0.30%	5.66%	4.66%
RFMSI I 1995-S8	X		X	5/1/1995	102,156,472	1,376,413	0.16%	11.61%	0.14%
RFMSI I 1995-S9	X		X	6/1/1995	199,986,493	2,431,702	0.21%	17.46%	0.23%
RFMSI I 1996-S14	X		X	5/1/1996	367,497,080	18,718,945	0.00%	0.01%	0.64%
RFMSI I 1998-NS2	X			11/1/1998	152,229,950	13,041,406	0.00%	0.00%	0.29%
RFMSI I 1998-S14	X			6/1/1998	344,138,617	18,716,640	0.00%	0.00%	0.20%
RFMSI I 1998-S16	X			7/1/1998	153,544,680	10,328,272	0.00%	0.00%	0.00%
RFMSI I 1998-S18	X			8/1/1998	511,342,850	34,816,108	0.00%	0.00%	0.02%
RFMSI I 1998-S21	X		X	9/1/1998	417,072,644	19,448,751	0.03%	0.58%	0.91%
RFMSI I 1998-S22	X		X	9/1/1998	256,265,007	17,459,229	0.00%	0.00%	0.04%
RFMSI I 1998-S23	X		X	10/1/1998	522,333,384	27,289,533	0.01%	0.17%	0.25%
RFMSI I 1998-S26	X		X	11/1/1998	520,667,362	32,038,414	0.03%	0.42%	1.09%
RFMSI I 1998-S27	X			11/1/1998	199,405,114	11,623,665	0.00%	0.00%	0.20%
RFMSI I 1998-S28	X		X	11/1/1998	390,275,145	20,329,152	0.00%	0.06%	0.62%
RFMSI I 1998-S29	X			12/1/1998	306,619,397	24,019,716	0.00%	0.00%	0.24%
RFMSI I 1998-S31	X		X	12/1/1998	651,659,773	36,292,067	0.01%	0.26%	1.58%
RFMSI I 1998-S4	X		X	2/1/1998	280,954,504	14,008,785	0.01%	0.13%	0.04%
RFMSI I 1998-S7	X			3/1/1998	255,535,036	14,346,515	0.00%	0.00%	0.00%
RFMSI I 1999-S16	X		X	7/1/1999	525,970,705	43,309,152	0.01%	0.08%	0.39%
RFMSI I 1999-S25	X		X	12/1/1999	134,180,430	9,189,069	0.00%	0.00%	0.00%
RFMSI I 1999-S3	X		X	1/1/1999	522,274,253	37,683,108	0.01%	0.15%	0.00%
Other									11.43%
Totals and Weighted Averages					**$ 29,739,767,216**	**$ 1,154,860,082**	**0.38%**	**9.75%**	**100.00%**

Notes: Not all loans from each terminated trust will be included in RAMP 2004-SL1.
There can be no assurance that the loss experience will be representative of the results that may be experienced with respect to the mortgage loans related to this transaction.

Source: *Residential Funding Corporation; Monthly Statements to Certificateholders*

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

RAMP Series 2004-SL1 – Collateral Characteristics (Group I-A Loans)

Credit Score Distribution of the Group I-A Loans

Range of Credit Scores	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Current LTV
499 or less	73	$10,421,658	22.47 %	$142,762	72.95 %
500 to 519	43	5,461,279	11.77	127,006	74.97
520 to 539	56	5,571,361	12.01	99,489	73.60
540 to 559	53	7,085,519	15.27	133,689	71.94
560 to 579	36	5,677,207	12.24	157,700	72.01
580 to 599	43	6,856,508	14.78	159,454	70.52
600 to 619	10	1,099,986	2.37	109,999	76.66
620 to 639	10	889,433	1.92	88,943	75.55
640 to 659	6	1,460,458	3.15	243,410	71.06
660 to 679	4	556,644	1.20	139,161	71.57
680 to 699	1	19,502	0.04	19,502	65.00
720 to 739	2	910,839	1.96	455,419	69.25
Subtotal with Credit Scores	337	46,010,394	99.19 %	$136,529	72.62 %
Not Available	4	$377,354	0.81	$94,339	31.19
Total	**341**	**$46,387,748**	**100.00 %**	**$136,034**	**72.28 %**

Original Mortgage Loan Principal Balances of the Group I-A Loans

Original Mortgage Amount ($)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0 to 100,000	175	$9,052,165	19.51 %	$51,727	539	71.41 %
100,001 to 200,000	60	7,285,370	15.71	121,423	544	75.37
200,001 to 300,000	63	14,237,700	30.69	225,995	546	71.06
300,001 to 400,000	30	9,240,624	19.92	308,021	537	73.86
400,001 to 500,000	7	2,728,150	5.88	389,736	544	68.51
500,001 to 600,000	3	1,488,198	3.21	496,066	546	74.64
600,001 to 700,000	1	606,932	1.31	606,932	469	75.00
800,001 to 900,000	1	829,739	1.79	829,739	723	68.00
900,001 to 1,000,000	1	918,871	1.98	918,871	652	69.00
Total	**341**	**$46,387,748**	**100.00 %**	**$136,034**	**547**	**72.28 %**

Current Mortgage Loan Principal Balances of the Group I-A Loans

Current Mortgage Amount ($)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0 to 100,000	186	$10,016,478	21.59 %	$53,852	541	70.37 %
100,001 to 200,000	65	9,122,379	19.67	140,344	547	71.40
200,001 to 300,000	60	14,762,895	31.82	246,048	547	73.15
300,001 to 400,000	20	6,868,884	14.81	343,444	523	74.28
400,001 to 500,000	5	2,215,515	4.78	443,103	558	72.59
500,001 to 600,000	2	1,046,055	2.26	523,027	543	77.02
600,001 to 700,000	1	606,932	1.31	606,932	469	75.00
800,001 to 900,000	1	829,739	1.79	829,739	723	68.00
900,001 to 1,000,000	1	918,871	1.98	918,871	652	69.00
Total	**341**	**$46,387,748**	**100.00 %**	**$136,034**	**547**	**72.28 %**

Mortgage Rates of the Group I-A Loans

Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
3.500 to 3.999	1	$70,569	0.15 %	$70,569	543	83.00 %
6.500 to 6.999	6	888,039	1.91	148,006	524	71.78
7.000 to 7.499	43	9,754,523	21.03	226,849	553	73.95
7.500 to 7.999	49	11,995,258	25.86	244,801	546	71.74
8.000 to 8.499	32	5,559,519	11.98	173,735	525	72.20
8.500 to 8.999	35	5,332,946	11.50	152,370	549	67.42
9.000 to 9.499	26	3,049,912	6.57	117,304	555	68.15
9.500 to 9.999	26	2,389,191	5.15	91,892	562	72.91
10.000 to 10.499	22	1,524,972	3.29	69,317	529	74.79
10.500 to 10.999	34	2,123,345	4.58	62,451	558	75.70
11.000 to 11.499	17	1,076,805	2.32	63,341	565	74.35
11.500 to 11.999	19	1,261,644	2.72	66,402	565	78.59
12.000 to 12.499	10	474,232	1.02	47,423	547	79.78
12.500 to 12.999	12	460,696	0.99	38,391	523	76.08
13.000 to 13.499	3	190,890	0.41	63,630	523	69.96
13.500 to 13.999	3	192,071	0.41	64,024	571	81.72
14.500 to 14.999	2	43,086	0.09	21,543	514	63.24
15.500 to 15.999	1	52	0.01	52	497	76.00
Total	**341**	**$46,387,748**	**100.00 %**	**$136,034**	**547**	**72.28 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Net Mortgage Rates of the Group I-A Loans

Net Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
3.500 to 3.999	1	$70,569	0.15 %	$70,569	543	83.00 %
6.500 to 6.999	29	6,368,999	13.73	219,621	544	74.04
7.000 to 7.499	56	13,765,834	29.68	245,818	555	72.98
7.500 to 7.999	42	7,580,206	16.34	180,481	523	70.76
8.000 to 8.499	31	4,395,451	9.48	141,789	547	66.43
8.500 to 8.999	38	4,712,728	10.16	124,019	548	69.91
9.000 to 9.499	27	2,588,253	5.58	95,861	559	73.87
9.500 to 9.999	26	1,801,525	3.88	69,289	549	73.55
10.000 to 10.499	31	1,715,986	3.70	55,354	555	75.46
10.500 to 10.999	13	975,390	2.10	75,030	584	73.21
11.000 to 11.499	17	1,086,494	2.34	63,911	555	80.09
11.500 to 11.999	12	531,794	1.15	44,316	554	78.83
12.000 to 12.499	10	475,973	1.03	47,597	509	74.08
12.500 to 12.999	2	83,336	0.18	41,668	548	72.48
13.000 to 13.499	3	192,071	0.41	64,024	571	81.72
14.000 to 14.499	2	43,086	0.09	21,543	514	63.24
15.000 to 15.499	1	52	0.01	52	497	76.00
Total	**341**	**$46,387,748**	**100.00 %**	**$136,034**	**547**	**72.28 %**

Original Loan-to-Value Ratios of the Group I-A Loans (1)

Original LTV Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0.01 to 50.00	10	$772,183	1.66 %	$77,218	492	34.18%
50.01 to 55.00	1	27,203	0.06	27,203	589	40.00
55.01 to 60.00	8	769,172	1.66	96,146	535	47.84
60.01 to 65.00	9	914,733	1.97	101,637	528	54.52
65.01 to 70.00	37	5,034,080	10.85	136,056	599	64.48
70.01 to 75.00	55	7,149,939	15.41	129,999	538	65.70
75.01 to 80.00	97	17,341,733	37.38	178,781	538	73.20
80.01 to 85.00	47	3,990,102	8.60	84,896	550	78.03
85.01 to 90.00	63	8,452,471	18.22	134,166	552	81.72
90.01 to 95.00	14	1,936,132	4.17	138,295	528	89.42
Total	**341**	**$46,387,748**	**100.00 %**	**$136,034**	**547**	**72.28%**

(1) 0.06% of the Group I-A loans are second lien loans. With respect to the Group I-A Loans secured by second liens, the combined LTVs have been used.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Current Loan-to-Value Ratios of the Group I-A Loans (1)

Current LTV Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0.01 to 50.00	27	$2,284,840	4.93 %	$84,624	537	38.10%
50.01 to 55.00	16	1,634,680	3.52	102,167	527	54.04
55.01 to 60.00	16	1,319,381	2.84	82,461	569	57.65
60.01 to 65.00	33	3,343,639	7.21	101,322	558	63.74
65.01 to 70.00	48	8,859,935	19.10	184,582	577	68.46
70.01 to 75.00	59	9,090,280	19.60	154,073	534	73.64
75.01 to 80.00	62	10,212,841	22.02	164,723	532	77.66
80.01 to 85.00	47	5,440,544	11.73	115,756	544	82.50
85.01 to 90.00	29	3,644,906	7.86	125,686	554	87.55
90.01 to 95.00	4	556,702	1.20	139,176	500	92.67
Total	**341**	**$46,387,748**	**100.00 %**	**$136,034**	**547**	**72.28%**

(1) 0.06% of the Group I-A loans are second lien loans. With respect to the Group I-A Loans secured by second liens, the combined LTVs have been used.

Geographical Distribution of Mortgaged Properties of the Group I-A Loans

State	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
California	52	$10,802,011	23.29 %	$207,731	545	73.03 %
Florida	35	3,927,421	8.47	112,212	533	68.54
New York	23	3,190,390	6.88	138,713	557	58.98
Texas	26	2,477,124	5.34	95,274	533	74.79
New Jersey	14	2,419,437	5.22	172,817	549	72.73
Georgia	18	2,114,298	4.56	117,461	531	77.80
Pennsylvania	15	1,899,816	4.10	126,654	523	68.71
Virginia	9	1,892,351	4.08	210,261	523	74.20
Other (1)	149	17,664,899	38.08	118,556	558	74.17
Total	**341**	**$46,387,748**	**100.00 %**	**$136,034**	**547**	**72.28 %**

(1) Other includes states and the District of Columbia with less than 3.00% concentrations individually.

Mortgage Loan Purpose of the Group I-A Loans

Loan Purpose	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Purchase	146	$24,427,153	52.66 %	$167,309	545	74.56 %
Rate/Term Refinance	86	12,931,618	27.88	150,368	547	69.72
Equity Refinance	109	9,028,977	19.46	82,835	550	69.79
Total	**341**	**$46,387,748**	**100.00 %**	**$136,034**	**547**	**72.28 %**

Occupancy Type of the Group I-A Loans

Occupancy Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Primary Residence	325	$45,396,260	97.86 %	$139,681	547	72.48 %
Second/Vacation	8	682,407	1.47	85,301	530	65.91
Non-Owner Occupied	8	309,082	0.67	38,635	554	57.11
Total	**341**	**$46,387,748**	**100.00 %**	**$136,034**	**547**	**72.28 %**

Mortgaged Property Types of the Group I-A Loans

Property Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Single-family detached	275	$36,205,022	78.05 %	$131,655	545	72.35 %
Planned Unit Developments (detached)	32	7,849,833	16.92	245,307	557	72.16
Condo Low-Rise (less than 5 stories)	13	805,239	1.74	61,941	538	73.48
Two-to-Four Family Units	5	372,409	0.80	$74,482	546	69.51
Planned Unit Developments (attached)	2	326,737	0.70	163,369	561	70.48
Townhouse	6	281,594	0.61	46,932	522	72.75
Condo High-Rise (9 stories or more)	1	206,689	0.45	206,689	569	72.00
Condo Mid-Rise (5 to 8 stories)	1	54,697	0.12	54,697	469	26.00
Manufactured Home	6	285,527	0.62	47,588	589	77.92
Total	**341**	**$46,387,748**	**100.00 %**	**$136,034**	**547**	**72.28 %**

Seasoning of the Group I-A Loans

Seasoning in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
25 to 36	27	$8,949,305	19.29 %	$331,456	551	74.72 %
37 to 48	9	2,271,844	4.90	252,427	532	77.65
49 to 60	10	1,738,390	3.75	173,839	540	75.96
61 to 72	40	7,693,648	16.59	192,341	541	75.34
73 to 84	144	10,354,373	22.32	71,905	542	73.60
85 to 96	36	2,739,482	5.91	76,097	545	72.74
97 to 108	29	3,992,676	8.61	137,678	540	69.48
109 to 120	7	1,058,373	2.28	151,196	544	67.87
121 to 132	16	2,838,875	6.12	177,430	559	68.62
133 to 144	17	3,595,111	7.75	211,477	552	59.85
145 to 156	5	976,081	2.10	195,216	628	65.06
181 or greater	1	179,591	0.39	179,591	579	68.00
Total	**341**	**$46,387,748**	**100.00 %**	**$136,034**	**547**	**72.28 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Original Term of the Group I-A Loans

Original Term in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
120 to 180	91	$5,927,303	12.78 %	$65,135	554	60.81 %
181 to 240	3	180,372	0.39	60,124	598	44.91
301 to 330	4	689,072	1.49	172,268	570	63.88
331 to 360	243	39,591,002	85.35	162,926	545	74.27
Total	**341**	**$46,387,748**	**100.00 %**	**$136,034**	**547**	**72.28 %**

Remaining Term of the Group I-A Loans

Remaining Term in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
120 or less	91	$5,568,492	12.00 %	$61,192	555	59.45 %
121 to 150	1	442,143	0.95	442,143	551	69.00
151 to 180	3	276,630	0.60	92,210	586	69.21
181 to 210	2	419,792	0.90	209,896	568	59.12
211 to 240	30	6,571,184	14.17	219,039	565	67.08
241 to 270	39	5,368,115	11.57	137,644	537	72.23
271 to 300	134	15,886,121	34.25	118,553	538	77.00
301 to 330	41	11,855,270	25.56	289,153	548	75.56
Total	**341**	**$46,387,748**	**100.00 %**	**$136,034**	**547**	**72.28 %**

Mortgage Loan Documentation Types of the Group I-A Loans

Documentation Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Full Documentation	285	$40,269,252	86.81 %	$141,296	549	73.78 %
Reduced Documentation	56	6,118,496	13.19	109,259	531	62.47
Total	**341**	**$46,387,748**	**100.00 %**	**$136,034**	**547**	**72.28 %**

Prepayment Penalty Terms of the Group I-A Loans

Prepayment Penalty Term	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
None (1)	340	$46,217,876	99.63 %	$135,935	547	72.23 %
60 Months	1	169,872	0.37	169,872	530	88.00
Total	**341**	**$46,387,748**	**100.00 %**	**$136,034**	**547**	**72.28 %**

(1) Indicates expired or was never originally applicable

RAMP Series 2004-SL1 – Collateral Characteristics (Group I-B Loans)

Credit Score Distribution of the Group I-B Loans

Range of Credit Scores	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Current LTV
499 or less	64	$5,933,168	6.68 %	$92,706	78.62 %
500 to 519	69	6,007,167	6.76	87,060	77.11
520 to 539	116	9,833,550	11.07	84,772	76.78
540 to 559	97	8,637,520	9.72	89,047	75.17
560 to 579	94	7,245,410	8.15	77,079	77.03
580 to 599	84	7,128,247	8.02	84,860	75.87
600 to 619	84	7,054,217	7.94	83,979	75.97
620 to 639	81	6,335,557	7.13	78,217	75.24
640 to 659	67	5,728,424	6.45	85,499	72.24
660 to 679	69	6,471,600	7.28	93,791	73.75
680 to 699	44	4,922,565	5.54	111,876	65.70
700 to 719	28	2,634,096	2.96	94,075	68.61
720 to 739	31	3,654,832	4.11	117,898	68.98
740 to 759	22	1,969,855	2.22	89,539	57.42
760 or greater	60	5,039,132	5.67	83,986	56.83
Subtotal with Credit Scores	1,010	$88,595,338	99.71 %	$87,718	73.28 %
Not Available	5	$256,209	0.29	$51,242	56.66
Total	**1,015**	**$88,851,547**	**100.00 %**	**$87,538**	**73.23 %**

Original Mortgage Loan Principal Balances of the Group I-B Loans

Original Mortgage Amount ($)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0 to 100,000	695	$37,795,134	42.54 %	$54,381	597	73.11 %
100,001 to 200,000	240	30,069,700	33.84	125,290	592	77.24
200,001 to 300,000	50	10,059,759	11.32	201,195	634	67.86
300,001 to 400,000	19	6,152,478	6.92	323,815	648	71.59
400,001 to 500,000	6	2,162,023	2.43	360,337	715	71.96
500,001 to 600,000	4	2,014,272	2.27	503,568	684	47.83
600,001 to 700,000	1	598,181	0.67	598,181	727	77.00
Total	**1,015**	**$88,851,547**	**100.00 %**	**$87,538**	**609**	**73.23 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Current Mortgage Loan Principal Balances of the Group I-B Loans

Current Mortgage Amount ($)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0 to 100,000	729	$40,776,998	45.89 %	$55,936	598	73.00 %
100,001 to 200,000	228	30,341,672	34.15	133,078	605	75.18
200,001 to 300,000	36	8,847,318	9.96	245,759	614	72.78
300,001 to 400,000	13	4,543,000	5.11	349,462	627	75.07
400,001 to 500,000	7	3,164,299	3.56	452,043	704	56.07
500,001 to 600,000	2	1,178,260	1.33	589,130	714	73.55
Total	**1,015**	**$88,851,547**	**100.00 %**	**$87,538**	**609**	**73.23 %**

Mortgage Rates of the Group I-B Loans

Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
2.000 to 2.499	1	$83,133	0.09 %	$83,133	669	76.00 %
3.500 to 3.999	17	2,263,679	2.55	133,158	698	47.50
4.000 to 4.499	54	5,713,869	6.43	105,812	714	55.52
4.500 to 4.999	38	1,342,034	1.51	35,317	708	53.60
5.000 to 5.499	11	922,756	1.04	83,887	637	69.44
5.500 to 5.999	38	4,048,693	4.56	106,545	621	73.50
6.000 to 6.499	64	6,790,189	7.64	106,097	628	75.80
6.500 to 6.999	70	8,993,905	10.12	128,484	633	71.68
7.000 to 7.499	52	6,677,413	7.52	128,412	625	75.25
7.500 to 7.999	33	2,244,061	2.53	68,002	597	75.49
8.000 to 8.499	49	3,825,912	4.31	78,080	603	72.75
8.500 to 8.999	65	5,484,659	6.17	84,379	596	73.84
9.000 to 9.499	87	7,272,582	8.19	83,593	581	74.59
9.500 to 9.999	112	10,085,857	11.35	90,052	577	78.22
10.000 to 10.499	93	7,763,510	8.74	83,479	583	79.20
10.500 to 10.999	125	9,317,041	10.49	74,536	566	79.46
11.000 to 11.499	54	3,238,465	3.64	59,972	567	73.50
11.500 to 11.999	32	1,793,488	2.02	56,047	554	75.66
12.000 to 12.499	8	456,289	0.51	57,036	607	69.48
12.500 to 12.999	8	373,815	0.42	46,727	608	62.47
13.000 to 13.499	3	149,949	0.17	49,983	634	77.66
13.500 to 13.999	1	10,248	0.01	10,248	510	49.00
Total	**1,015**	**$88,851,547**	**100.00 %**	**$87,538**	**609**	**73.23 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Net Mortgage Rates of the Group I-B Loans

Net Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
1.500 to 1.999	1	$83,133	0.09 %	$83,133	669	76.00 %
3.000 to 3.499	20	2,639,195	2.97	131,960	675	50.81
3.500 to 3.999	51	5,338,353	6.01	104,674	727	54.45
4.000 to 4.499	39	1,370,274	1.54	35,135	709	53.40
4.500 to 4.999	16	1,355,281	1.53	84,705	631	71.94
5.000 to 5.499	52	6,024,661	6.78	115,859	633	74.42
5.500 to 5.999	59	7,297,686	8.21	123,690	639	74.17
6.000 to 6.499	77	10,133,235	11.40	131,600	623	72.10
6.500 to 6.999	43	3,584,943	4.03	83,371	600	79.27
7.000 to 7.499	36	2,701,138	3.04	75,032	606	74.29
7.500 to 7.999	43	3,367,312	3.79	78,310	596	72.75
8.000 to 8.499	70	5,530,865	6.22	79,012	599	72.42
8.500 to 8.999	84	7,216,296	8.12	85,908	581	74.90
9.000 to 9.499	112	10,131,687	11.40	90,461	571	78.82
9.500 to 9.999	104	8,798,648	9.90	84,602	586	79.83
10.000 to 10.499	111	7,729,591	8.70	69,636	565	78.36
10.500 to 10.999	50	3,043,177	3.43	60,864	559	74.04
11.000 to 11.499	29	1,617,249	1.82	55,767	560	75.14
11.500 to 11.999	8	426,295	0.48	53,287	601	69.93
12.000 to 12.499	7	371,036	0.42	53,005	620	65.05
12.500 to 12.999	2	81,244	0.09	40,622	636	74.83
13.000 to 13.499	1	10,248	0.01	10,248	510	49.00
Total	**1,015**	**$88,851,547**	**100.00 %**	**$87,538**	**609**	**73.23 %**

Original Loan-to-Value Ratios of the Group I-B Loans

Original LTV Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0.01 to 50.00	37	$2,614,214	2.94 %	$70,654	666	36.26%
50.01 to 55.00	14	755,682	0.85	53,977	673	44.95
55.01 to 60.00	26	1,836,243	2.07	70,625	636	51.80
60.01 to 65.00	41	2,973,234	3.35	72,518	591	59.06
65.01 to 70.00	92	8,192,700	9.22	89,051	658	63.33
70.01 to 75.00	146	12,274,681	13.81	84,073	640	67.39
75.01 to 80.00	310	28,745,114	32.35	92,726	604	74.31
80.01 to 85.00	171	13,615,428	15.32	79,622	580	80.79
85.01 to 90.00	169	16,931,106	19.06	100,184	583	85.19
90.01 to 95.00	9	913,145	1.03	101,461	563	90.95
Total	**1,015**	**$88,851,547**	**100.00 %**	**$87,538**	**609**	**73.23%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Current Loan-to-Value Ratios of the Group I-B Loans

Current LTV Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0.01 to 50.00	83	$5,088,047	5.73 %	$61,302	693	39.07%
50.01 to 55.00	38	3,072,220	3.46	80,848	706	53.75
55.01 to 60.00	60	4,098,517	4.61	68,309	654	58.00
60.01 to 65.00	66	5,174,401	5.82	78,400	624	63.11
65.01 to 70.00	84	7,987,194	8.99	95,086	649	67.79
70.01 to 75.00	156	13,740,762	15.46	88,082	601	72.90
75.01 to 80.00	230	22,181,188	24.96	96,440	595	77.09
80.01 to 85.00	176	14,758,303	16.61	83,854	573	82.42
85.01 to 90.00	116	12,009,842	13.52	103,533	581	86.69
90.01 to 95.00	6	741,072	0.83	123,512	557	91.66
Total	**1,015**	**$88,851,547**	**100.00 %**	**$87,538**	**609**	**73.23%**

Geographical Distribution of Mortgaged Properties of the Group I-B Loans

State	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Texas	173	$12,293,411	13.84 %	$71,060	578	76.52 %
California	57	10,941,073	12.31	191,949	689	66.66
Georgia	104	9,133,849	10.28	87,825	577	80.23
Oregon	110	6,280,123	7.07	57,092	663	65.07
Florida	50	4,295,799	4.83	85,916	605	73.70
Michigan	42	3,697,658	4.16	88,039	634	60.60
Washington	39	3,637,802	4.09	93,277	608	70.10
North Carolina	34	2,972,493	3.35	87,426	569	77.76
Illinois	26	2,673,142	3.01	102,813	549	74.71
Other (1)	380	32,926,196	37.06	86,648	598	74.98
Total	**1,015**	**$88,851,547**	**100.00 %**	**$87,538**	**609**	**73.23 %**

(1) Other includes states and the District of Columbia with less than 3.00% concentrations individually.

Mortgage Loan Purpose of the Group I-B Loans

Loan Purpose	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Purchase	513	$44,688,859	50.30 %	$87,113	606	74.98 %
Rate/Term Refinance	120	13,586,419	15.29	113,220	620	73.71
Equity Refinance	382	30,576,268	34.41	80,043	607	70.47
Total	**1,015**	**$88,851,547**	**100.00 %**	**$87,538**	**609**	**73.23 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Occupancy Type of the Group I-B Loans

Occupancy Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Primary Residence	884	$82,295,010	92.62 %	$93,094	607	73.87 %
Second/Vacation	15	1,101,391	1.24	73,426	590	68.19
Non-Owner Occupied	116	5,455,147	6.14	47,027	638	64.68
Total	**1,015**	**$88,851,547**	**100.00 %**	**$87,538**	**609**	**73.23 %**

Mortgaged Property Types of the Group I-B Loans

Property Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Single-family detached	819	$72,540,691	81.64 %	$88,572	607	73.21 %
Planned Unit Developments (detached)	61	7,529,690	8.47	123,438	609	76.03
Two-to-Four Family	38	2,656,739	2.99	69,914	643	71.03
Condo Low-Rise (less than 5 stories)	42	2,492,390	2.81	59,343	627	71.85
Planned Unit Developments (attached)	7	348,605	0.39	49,801	568	72.14
Townhouse	11	439,433	0.49	39,948	617	64.76
Condo High-Rise (9 stories or more)	3	548,722	0.62	182,907	712	66.56
Condo Mid-Rise (5 to 8 stories)	1	190,771	0.21	190,771	558	55.00
Manufactured Home	33	2,104,506	2.37	63,773	590	73.69
Total	**1,015**	**$88,851,547**	**100.00 %**	**$87,538**	**609**	**73.23 %**

Original Term of the Group I-B Loans

Original Term in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
180 or less	5	$115,836	0.13 %	$23,167	723	23.96 %
181 to 240	2	23,302	0.03	11,651	731	18.79
241 to 270	1	14,255	0.02	14,255	769	38.00
271 to 300	1	21,138	0.02	21,138	720	36.00
331 to 360	1,006	88,677,017	99.80	88,148	608	73.33
Total	**1,015**	**$88,851,547**	**100.00 %**	**$87,538**	**609**	**73.23 %**

Remaining Term of the Group I-B Loans

Remaining Term in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
120 or less	9	$174,531	0.20 %	$19,392	728	25.87 %
121 to 150	6	204,393	0.23	34,065	758	48.47
151 to 180	38	3,872,435	4.36	101,906	737	52.97
181 to 210	14	875,835	0.99	62,560	664	57.41
211 to 240	56	4,650,412	5.23	83,043	704	52.33
241 to 270	6	464,337	0.52	77,390	578	72.34
271 to 300	868	71,689,245	80.68	82,591	587	76.20
301 to 330	18	6,920,359	7.79	384,464	688	71.87
Total	**1,015**	**$88,851,547**	**100.00 %**	**$87,538**	**609**	**73.23 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Seasoning of the Group I-B Loans

Seasoning in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
25 to 36	18	$6,920,359	7.79 %	$384,464	688	71.87 %
61 to 72	432	37,619,344	42.34	87,082	585	77.46
73 to 84	388	29,247,471	32.92	75,380	587	74.77
85 to 96	53	5,146,116	5.79	97,097	596	74.53
97 to 108	2	161,155	0.18	80,578	577	80.84
121 to 132	34	2,531,783	2.85	74,464	688	58.43
133 to 144	19	1,933,316	2.18	101,753	722	43.36
145 to 156	10	658,819	0.74	65,882	672	58.01
157 to 168	9	381,086	0.43	42,343	731	49.47
169 to 180	2	116,575	0.13	58,288	668	54.02
181 or greater	48	4,135,523	0.05	86,157	738	52.42
Total	**1,015**	**$88,851,547**	**100.00 %**	**$87,538**	**609**	**73.23 %**

Mortgage Loan Documentation Types of the Group I-B Loans

Documentation Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Full Documentation	832	$70,582,560	79.44 %	$84,835	608	74.34 %
Reduced Documentation	183	18,268,987	20.56	99,831	610	68.96
Total	**1,015**	**$88,851,547**	**100.00 %**	**$87,538**	**609**	**73.23 %**

Index Types of the Group I-B Loans

Index Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Treasury - 1 Year	247	$24,537,942	27.62 %	$99,344	640	69.04 %
Libor - 6 Month	745	60,841,685	68.48	81,667	588	75.97
COFI	21	3,271,870	3.68	155,803	747	53.01
Other	2	200,049	0.23	100,025	629	85.64
Total	**1,015**	**$88,851,547**	**100.00 %**	**$87,538**	**609**	**73.23 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Maximum Mortgage Rates (%) of the Group I-B Loans

Maximum Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
10.000 to 10.999	10	$1,399,176	1.57 %	$139,918	677	58.42 %
11.000 to 11.999	45	6,588,644	7.42	146,414	708	61.63
12.000 to 12.999	34	6,126,610	6.90	180,194	714	62.75
13.000 to 13.999	35	2,149,333	2.42	61,410	690	59.18
14.000 to 14.999	97	9,653,817	10.87	99,524	613	72.18
15.000 to 15.999	239	21,433,673	24.12	89,681	589	75.34
16.000 to 16.999	274	23,093,780	25.99	84,284	584	77.25
17.000 to 17.999	188	13,149,921	14.80	69,946	576	77.97
18.000 to 18.999	82	4,789,218	5.39	58,405	569	74.22
19.000 to 19.999	8	298,051	0.34	37,256	602	61.46
20.000 to 20.999	3	169,324	0.19	56,441	637	75.60
Total	**1,015**	**$88,851,547**	**100.00 %**	**$87,538**	**609**	**73.23 %**

Next Interest Rate Adjustment Date of the Group I-B Loans

Next Interest Rate Adjustment Date	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
April 2004	157	$12,333,718	13.88 %	$78,559	602	73.98 %
May 2004	153	13,744,220	15.47	89,832	616	71.50
June 2004	142	10,700,036	12.04	75,352	600	73.47
July 2004	157	12,215,993	13.75	77,809	591	74.85
August 2004	150	13,227,643	14.89	88,184	595	73.90
September 2004	112	9,572,219	10.77	85,466	602	73.69
October 2004	7	525,053	0.59	75,008	563	74.20
November 2004	22	1,658,953	1.87	75,407	605	73.58
December 2004	27	1,640,380	1.85	60,755	611	72.92
January 2005	23	2,137,169	2.41	92,920	618	72.59
February 2005	20	2,172,663	2.45	108,633	623	66.36
March 2005	27	2,003,141	2.25	74,190	588	75.36
March 2006	3	1,016,467	1.14	338,822	674	62.07
April 2006	14	5,580,674	6.28	398,620	696	73.18
May 2006	1	323,218	0.36	323,218	600	80.00
Total	**1,015**	**$88,851,547**	**100.00 %**	**$87,538**	**609**	**73.23 %**

Note Margin (%) of the Group I-B Loans

Note Margin (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
1.000 to 1.499	1	$83,133	0.09 %	$83,133	669	76.00 %
2.000 to 2.499	30	3,550,238	4.00	118,341	750	52.44
2.500 to 2.999	60	10,454,419	11.77	174,240	685	64.86
3.000 to 3.499	51	2,849,987	3.21	55,882	707	56.27
3.500 to 3.999	6	533,190	0.60	88,865	614	71.67
4.000 to 4.499	29	2,790,005	3.14	96,207	592	73.52
4.500 to 4.999	81	8,972,136	10.10	110,767	611	74.47
5.000 to 5.499	129	11,589,967	13.04	89,845	595	74.90
5.500 to 5.999	191	15,941,233	17.94	83,462	581	76.76
6.000 to 6.499	149	11,820,084	13.30	79,329	583	78.48
6.500 to 6.999	152	12,463,155	14.03	81,994	581	77.75
7.000 to 7.499	82	4,755,979	5.35	58,000	566	75.27
7.500 to 7.999	32	1,839,308	2.07	57,478	564	69.94
8.000 to 8.499	13	720,601	0.81	55,431	592	75.75
8.500 to 8.999	1	78,832	0.09	78,832	586	79.00
9.000 to 9.499	6	328,035	0.37	54,672	567	68.49
9.500 to 9.999	2	81,244	0.09	40,622	636	74.83
Total	**1,015**	**$88,851,547**	**100.00 %**	**$87,538**	**609**	**73.23 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

RAMP Series 2004-SL1 – Collateral Characteristics (Group I Loans)

Credit Score Distribution of the Group I Loans

Range of Credit Scores	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Current LTV
499 or less	137	$16,354,826	12.09 %	$119,378	75.01 %
500 to 519	112	11,468,446	8.48	102,397	76.09
520 to 539	172	15,404,911	11.39	89,563	75.63
540 to 559	150	15,723,039	11.63	104,820	73.71
560 to 579	130	12,922,617	9.56	99,405	74.83
580 to 599	127	13,984,755	10.34	110,116	73.25
600 to 619	94	8,154,203	6.03	86,747	76.06
620 to 639	91	7,224,990	5.34	79,395	75.28
640 to 659	73	7,188,882	5.32	98,478	72.00
660 to 679	73	7,028,243	5.20	96,277	73.58
680 to 699	45	4,942,067	3.65	109,824	65.69
700 to 719	28	2,634,096	1.95	94,075	68.61
720 to 739	33	4,565,671	3.38	138,354	69.03
740 to 759	22	1,969,855	1.46	89,539	57.42
760 or greater	60	5,039,132	3.73	83,986	56.83
Subtotal with Credit Scores	1,347	$134,605,732	99.53 %	$99,930	73.06 %
Not Available	9	$633,564	0.47	$70,396	41.49
Total	**1,356**	**$135,239,295**	**100.00 %**	**$99,734**	**72.91 %**

Original Mortgage Loan Principal Balances of the Group I Loans

Original Mortgage Amount ($)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0 to 100,000	870	$46,847,299	34.64 %	$53,847	586	72.78 %
100,001 to 200,000	300	37,355,070	27.62	124,517	583	76.88
200,001 to 300,000	113	24,297,459	17.97	215,022	583	69.73
300,001 to 400,000	49	15,393,102	11.38	314,145	581	72.95
400,001 to 500,000	13	4,890,173	3.62	376,167	620	70.04
500,001 to 600,000	7	3,502,470	2.59	500,353	625	59.22
600,001 to 700,000	2	1,205,113	0.89	602,557	597	75.99
800,001 to 900,000	1	829,739	0.61	829,739	723	68.00
900,001 to 1,000,000	1	918,871	0.68	918,871	652	69.00
Total	**1,356**	**$135,239,295**	**100.00 %**	**$99,734**	**587**	**72.91 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Current Mortgage Loan Principal Balances of the Group I Loans

Current Mortgage Amount ($)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0 to 100,000	915	$50,793,476	37.56 %	$55,512	587	72.48 %
100,001 to 200,000	293	39,464,051	29.18	134,690	592	74.30
200,001 to 300,000	96	23,610,213	17.46	245,940	572	73.01
300,001 to 400,000	33	11,411,885	8.44	345,815	564	74.59
400,001 to 500,000	12	5,379,814	3.98	448,318	643	62.88
500,001 to 600,000	4	2,224,314	1.64	556,079	634	75.18
600,001 to 700,000	1	606,932	0.45	606,932	469	75.00
800,001 to 900,000	1	829,739	0.61	829,739	723	68.00
900,001 to 1,000,000	1	918,871	0.68	918,871	652	69.00
Total	**1,356**	**$135,239,295**	**100.00 %**	**$99,734**	**587**	**72.91 %**

Mortgage Rates of the Group I Loans

Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
2.000 to 2.499	1	$83,133	0.06 %	$83,133	669	76.00 %
3.500 to 3.999	18	2,334,248	1.73	129,680	693	48.58
4.000 to 4.499	54	5,713,869	4.23	105,812	714	55.52
4.500 to 4.999	38	1,342,034	0.99	35,317	708	53.60
5.000 to 5.499	11	922,756	0.68	83,887	637	69.44
5.500 to 5.999	38	4,048,693	2.99	106,545	621	73.50
6.000 to 6.499	64	6,790,189	5.02	106,097	628	75.80
6.500 to 6.999	76	9,881,943	7.31	130,026	623	71.69
7.000 to 7.499	95	16,431,935	12.15	172,968	582	74.48
7.500 to 7.999	82	14,239,319	10.53	173,650	554	72.33
8.000 to 8.499	81	9,385,431	6.94	115,870	557	72.42
8.500 to 8.999	100	10,817,605	8.00	108,176	573	70.68
9.000 to 9.499	113	10,322,494	7.63	91,350	573	72.69
9.500 to 9.999	138	12,475,048	9.22	90,399	574	77.20
10.000 to 10.499	115	9,288,482	6.87	80,769	574	78.48
10.500 to 10.999	159	11,440,386	8.46	71,952	565	78.77
11.000 to 11.499	71	4,315,270	3.19	60,778	566	73.71
11.500 to 11.999	51	3,055,132	2.26	59,905	559	76.87
12.000 to 12.499	18	930,520	0.69	51,696	576	74.73
12.500 to 12.999	20	834,511	0.62	41,726	561	69.99
13.000 to 13.499	6	340,839	0.25	56,806	572	73.34
13.500 to 13.999	4	202,318	0.15	50,580	568	80.07
14.500 to 14.999	2	43,086	0.03	21,543	514	63.24
15.500 to 15.999	1	52	0.01	52	497	76.00
Total	**1,356**	**$135,239,295**	**100.00 %**	**$99,734**	**587**	**72.91 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Net Mortgage Rates of the Group I Loans

Net Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
1.500 to 1.999	1	$83,133	0.06 %	$83,133	669	76.00 %
3.000 to 3.499	20	2,639,195	1.95	131,960	675	50.81
3.500 to 3.999	52	5,408,922	4.00	104,018	724	54.82
4.000 to 4.499	39	1,370,274	1.01	35,135	709	53.40
4.500 to 4.999	16	1,355,281	1.00	84,705	631	71.94
5.000 to 5.499	52	6,024,661	4.45	115,859	633	74.42
5.500 to 5.999	59	7,297,686	5.40	123,690	639	74.17
6.000 to 6.499	77	10,133,235	7.49	131,600	623	72.10
6.500 to 6.999	72	9,953,943	7.36	138,249	564	75.92
7.000 to 7.499	92	16,466,972	12.18	178,989	563	73.20
7.500 to 7.999	85	10,947,518	8.09	128,794	546	71.37
8.000 to 8.499	101	9,926,316	7.34	98,280	576	69.77
8.500 to 8.999	122	11,929,024	8.82	97,779	568	72.93
9.000 to 9.499	139	12,719,940	9.41	91,510	568	77.81
9.500 to 9.999	130	10,600,173	7.84	81,540	580	78.77
10.000 to 10.499	142	9,445,577	6.98	66,518	563	77.83
10.500 to 10.999	63	4,018,567	2.97	63,787	565	73.84
11.000 to 11.499	46	2,703,742	2.00	58,777	558	77.13
11.500 to 11.999	20	958,090	0.71	47,904	575	74.87
12.000 to 12.499	17	847,010	0.63	49,824	557	70.12
12.500 to 12.999	4	164,581	0.12	41,145	591	73.64
13.000 to 13.499	4	202,318	0.15	50,580	568	80.07
14.000 to 14.499	2	43,086	0.03	21,543	514	63.24
15.000 to 15.499	1	52	0.01	52	497	76.00
Total	**1,356**	**$135,239,295**	**100.00 %**	**$99,734**	**587**	**72.91 %**

Original Loan-to-Value Ratios of the Group I Loans

Original LTV Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0.01 to 50.00	47	$3,386,397	2.50 %	$72,051	633	35.78 %
50.01 to 55.00	15	782,886	0.58	52,192	671	44.78
55.01 to 60.00	34	2,605,414	1.93	76,630	606	50.63
60.01 to 65.00	50	3,887,967	2.87	77,759	576	57.99
65.01 to 70.00	129	13,226,780	9.78	102,533	636	63.77
70.01 to 75.00	201	19,424,620	14.36	96,640	603	66.77
75.01 to 80.00	407	46,086,847	34.08	113,235	579	73.89
80.01 to 85.00	218	17,605,530	13.02	80,759	573	80.16
85.01 to 90.00	232	25,383,577	18.77	109,412	573	84.03
90.01 to 95.00	23	2,849,277	2.11	123,882	539	89.91
Total	**1,356**	**$135,239,295**	**100.00 %**	**$99,734**	**587**	**72.91 %**

(1) 0.02% of the Group I loans are second lien loans. With respect to the Group I Loans secured by second liens, the combined LTVs have been used.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Current Loan-to-Value Ratios of the Group I Loans

Current LTV Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0.01 to 50.00	110	$7,372,887	5.45 %	$67,026	648	38.77 %
50.01 to 55.00	54	4,706,900	3.48	87,165	644	53.85
55.01 to 60.00	76	5,417,897	4.01	71,288	634	57.91
60.01 to 65.00	99	8,518,041	6.30	86,041	598	63.36
65.01 to 70.00	132	16,847,128	12.46	127,630	611	68.14
70.01 to 75.00	215	22,831,043	16.88	106,191	574	73.19
75.01 to 80.00	292	32,394,029	23.95	110,938	575	77.27
80.01 to 85.00	223	20,198,848	14.94	90,578	565	82.44
85.01 to 90.00	145	15,654,748	11.58	107,964	575	86.89
90.01 to 95.00	10	1,297,774	0.96	129,777	532	92.09
Total	**1,356**	**$135,239,295**	**100.00 %**	**$99,734**	**587**	**72.91 %**

(1) 0.02% of the Group I loans are second lien loans. With respect to the Group I Loans secured by second liens, the combined LTVs have been used.

Geographical Distribution of Mortgaged Properties of the Group I Loans

State	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
California	109	$21,743,083	16.08 %	$199,478	617	69.83 %
Texas	199	14,770,535	10.92	74,224	570	76.23
Georgia	122	11,248,148	8.32	92,198	568	79.77
Florida	85	8,223,220	6.08	96,744	571	71.24
Oregon	112	6,420,621	4.75	57,327	661	65.15
Washington	46	4,941,116	3.65	107,416	601	70.80
Michigan	50	4,351,412	3.22	87,028	623	64.11
New York	35	4,295,521	3.18	122,729	580	61.31
New Jersey	33	4,259,248	3.15	129,068	591	73.44
Other (1)	565	54,986,391	40.66	97,321	574	74.73
Total	**1,356**	**$135,239,295**	**100.00 %**	**$99,734**	**587**	**72.91 %**

(1) Other includes states and the District of Columbia with less than 3.00% concentrations individually.

Mortgage Loan Purpose of the Group I Loans

Loan Purpose	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Purchase	659	$69,116,012	51.11 %	$104,880	585	74.83 %
Rate/Term Refinance	206	26,518,038	19.61	128,728	585	71.77
Equity Refinance	491	39,605,245	29.29	80,662	594	70.32
Total	**1,356**	**$135,239,295**	**100.00 %**	**$99,734**	**587**	**72.91 %**

Occupancy Type of the Group I Loans

Occupancy Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Primary Residence	1,209	$127,691,269	94.42 %	$105,617	586	73.38 %
Second/Vacation	23	1,783,797	1.32	77,556	569	67.32
Non-Owner Occupied	124	5,764,228	4.26	46,486	633	64.27
Total	**1,356**	**$135,239,295**	**100.00 %**	**$99,734**	**587**	**72.91 %**

Mortgaged Property Types of the Group I Loans

Property Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Single-family detached	1,094	$108,745,713	80.41 %	$99,402	586	72.93 %
Planned Unit Developments (detached)	93	15,379,523	11.37	165,371	582	74.06
Condo Low-Rise (less than 5 stories)	55	3,297,629	2.44	59,957	604	72.25
Two-to-Four Family Units	43	3,029,148	2.24	70,445	631	70.84
Planned Unit Developments (attached)	9	675,342	0.50	75,038	565	71.33
Townhouse	17	721,027	0.53	42,413	580	67.88
Condo High-Rise (9 stories or more)	4	755,410	0.56	188,853	673	68.05
Condo Mid-Rise (5 to 8 stories)	2	245,468	0.18	122,734	538	48.54
Manufactured Home	39	2,390,034	1.77	61,283	590	74.19
Total	**1,356**	**$135,239,295**	**100.00 %**	**$99,734**	**587**	**72.91 %**

Original Term of the Group I Loans

Original Term in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
120 to 180	96	$6,043,139	4.47 %	$62,949	558	60.10 %
181 to 240	5	203,674	0.15	40,735	624	41.92
241 to 270	1	14,255	0.01	14,255	769	38.00
271 to 300	1	21,138	0.02	21,138	720	36.00
301 to 330	4	689,072	0.51	172,268	570	63.88
331 to 360	1,249	128,268,018	94.85	102,697	589	73.62
Total	**1,356**	**$135,239,295**	**100.00 %**	**$99,734**	**587**	**72.91 %**

Remaining Term of the Group I Loans

Remaining Term in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
120 or less	100	$5,743,023	4.25 %	$57,430	560	58.43 %
121 to 150	7	646,536	0.48	92,362	616	62.51
151 to 180	41	4,149,066	3.07	101,197	727	54.05
181 to 210	16	1,295,628	0.96	80,977	630	57.96
211 to 240	86	11,221,596	8.30	130,484	623	60.97
241 to 270	45	5,832,452	4.31	129,610	540	72.24
271 to 300	1,002	87,575,365	64.76	87,401	578	76.34
301 to 330	59	18,775,629	13.88	318,231	599	74.20
Total	**1,356**	**$135,239,295**	**100.00 %**	**$99,734**	**587**	**72.91 %**

Seasoning of the Group I Loans

Seasoning in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
25 to 36	45	$15,869,664	11.73 %	$352,659	611	73.48 %
37 to 48	9	2,271,844	1.68	252,427	532	77.65
49 to 60	10	1,738,390	1.29	173,839	540	75.96
61 to 72	472	45,312,992	33.51	96,002	578	77.10
73 to 84	532	39,601,844	29.28	74,440	575	74.46
85 to 96	89	7,885,598	5.83	88,602	578	73.91
97 to 108	31	4,153,831	3.07	133,995	541	69.92
109 to 120	7	1,058,373	0.78	151,196	544	67.87
121 to 132	50	5,370,658	3.97	107,413	620	63.81
133 to 144	36	5,528,427	4.09	153,567	613	54.08
145 to 156	15	1,634,900	1.21	108,993	646	62.22
157 to 168	9	381,086	0.28	42,343	731	49.47
169 to 180	2	116,575	0.09	58,288	668	54.02
181 or greater	49	4,315,114	3.19	88,064	732	53.07
Total	**1,356**	**$135,239,295**	**100.00 %**	**$99,734**	**587**	**72.91 %**

Mortgage Loan Documentation Types of the Group I Loans

Documentation Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Full Documentation	1,117	$110,851,813	81.97 %	$99,241	587	74.13 %
Reduced Documentation	239	24,387,482	18.03	102,040	591	67.33
Total	**1,356**	**$135,239,295**	**100.00 %**	**$99,734**	**587**	**72.91 %**

Prepayment Penalty Terms of the Group I Loans

Prepayment Penalty Terms	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
None	1,355	$135,069,424	99.87 %	$99,682	588	72.89 %
60 Months	1	169,872	0.13	169,872	530	88.00
Total	**1,356**	**$135,239,295**	**100.00 %**	**$99,734**	**587**	**72.91 %**

Loan Group I Net WAC Cap

(Current Index Values [(1)]; 25% CPR; Actual/360)

To 10% Call

MONTH	(%)	MONTH	(%)	MONTH	(%)
1	9.01	31	7.39	61	7.17
2	7.81	32	7.15	62	7.41
3	7.56	33	7.39	63	7.17
4	7.81	34	7.15	64	7.41
5	7.40	35	7.15	65	7.17
6	7.40	36	7.92	66	7.17
7	7.65	37	7.16	67	7.41
8	7.40	38	7.40	68	7.18
9	7.65	39	7.16	69	7.42
10	7.40	40	7.40	70	7.18
11	7.40	41	7.16	71	7.18
12	8.20	42	7.16	72	7.95
13	7.14	43	7.40	73	7.18
14	7.38	44	7.16	74	7.42
15	7.14	45	7.40	75	7.18
16	7.38	46	7.16	76	7.42
17	7.14	47	7.16	77	7.18
18	7.14	48	7.66	78	7.18
19	7.38	49	7.16	79	7.42
20	7.15	50	7.40	80	7.18
21	7.38	51	7.16	81	7.42
22	7.15	52	7.40	82	7.19
23	7.15	53	7.17	83	7.19
24	7.91	54	7.17	84	7.96
25	7.15	55	7.41	85	7.19
26	7.39	56	7.17	86	7.43
27	7.15	57	7.41	87	7.19
28	7.39	58	7.17	88	7.43
29	7.15	59	7.17	89	7.19
30	7.15	60	7.94		

[(1)] 1mL = 1.090%; 6mL = 1.150%; 1yr CMT = 1.150%; COFI = 1.811%; Soldiers and Sailors = 1.150%

Loan Group I Net WAC Cap

(All Indexes = 20%; 25% CPR; Actual/360)

To 10% Call

MONTH	(%)	MONTH	(%)	MONTH	(%)
1	9.01	32	10.93	62	12.75
2	7.81	33	11.30	63	12.35
3	7.56	34	10.96	64	12.76
4	7.84	35	11.47	65	12.35
5	8.09	36	12.70	66	12.36
6	8.09	37	11.82	67	12.77
7	8.36	38	12.22	68	12.36
8	8.09	39	11.83	69	12.78
9	8.37	40	12.25	70	12.37
10	8.12	41	12.07	71	12.37
11	8.62	42	12.07	72	13.70
12	9.55	43	12.48	73	12.38
13	8.97	44	12.08	74	12.79
14	9.27	45	12.48	75	12.39
15	8.97	46	12.11	76	12.80
16	9.30	47	12.11	77	12.39
17	9.50	48	12.95	78	12.40
18	9.50	49	12.29	79	12.81
19	9.82	50	12.70	80	12.40
20	9.51	51	12.30	81	12.82
21	9.83	52	12.72	82	12.41
22	9.53	53	12.32	83	12.41
23	10.04	54	12.32	84	13.75
24	11.12	55	12.73	85	12.42
25	10.39	56	12.32	86	12.84
26	10.73	57	12.74	87	12.43
27	10.39	58	12.33	88	12.85
28	10.76	59	12.33	89	12.44
29	10.93	60	13.66	90	12.44
30	10.93	61	12.34	91	12.86
31	11.29				

Group I Sensitivity Analysis

To 10% Call

CPR	0.00%	12.50%	18.75%	25.00%	31.25%	37.50%
Class A-I-1						
Avg. Life (yrs)	11.03	2.98	2.05	1.50	1.13	0.92
Window	244	102	72	54	33	27
Maturity	07/25/24	9/25/12	3/25/10	09/25/08	12/25/06	06/25/06
Class A-I-2						
Avg. Life (yrs)	21.79	11.82	8.39	6.38	4.84	3.34
Window	26	62	45	36	38	31
Maturity	8/25/26	10/25/17	11/25/13	8/25/11	1/25/10	12/25/08
Class M-I-1						
Avg. Life (yrs)	20.05	9.10	6.40	5.01	4.42	4.45
Window	78	110	80	50	28	11
Maturity	08/25/26	10/25/17	11/25/13	08/25/11	01/25/10	12/25/08
Class M-I-2						
Avg. Life (yrs)	20.05	9.10	6.40	4.97	4.25	4.01
Window	78	110	80	51	30	15
Maturity	08/25/26	10/25/17	11/25/13	08/25/11	01/25/10	12/25/08
Class M-I-3						
Avg. Life (yrs)	20.05	9.10	6.40	4.95	4.19	3.86
Window	78	110	80	52	31	16
Maturity	08/25/26	10/25/17	11/25/13	08/25/11	01/25/10	12/25/08
Class M-I-4						
Avg. Life (yrs)	20.05	9.10	6.40	4.94	4.16	3.77
Window	78	110	80	52	32	18
Maturity	08/25/26	10/25/17	11/25/13	08/25/11	01/25/10	12/25/08
Class M-I-5						
Avg. Life (yrs)	20.05	9.10	6.40	4.94	4.14	3.72
Window	78	110	80	53	33	18
Maturity	08/25/26	10/25/17	11/25/13	08/25/11	01/25/10	12/25/08
Class M-I-6						
Avg. Life (yrs)	20.05	9.10	6.40	4.93	4.11	3.68
Window	78	110	80	53	33	19
Maturity	08/25/26	10/25/17	11/25/13	08/25/11	01/25/10	12/25/08
Class M-I-7						
Avg. Life (yrs)	20.05	9.09	6.39	4.92	4.09	3.63
Window	78	110	80	53	34	20
Maturity	08/25/26	10/25/17	11/25/13	08/25/11	01/25/10	12/25/08

Group I Sensitivity Analysis

To Maturity

CPR	0.00%	12.50%	18.75%	25.00%	31.25%	37.50%
Class A-I-1						
Avg. Life (yrs)	11.03	2.98	2.05	1.50	1.13	0.92
Window	244	102	72	54	33	27
Maturity	7/25/24	9/25/12	3/25/10	9/25/08	12/25/06	6/25/06
Class A-I-2						
Avg. Life (yrs)	22.06	13.24	9.74	7.44	5.71	4.05
Window	43	168	165	139	123	101
Maturity	1/25/28	8/25/26	11/25/23	3/25/20	2/25/17	10/25/14
Class M-I-1						
Avg. Life (yrs)	20.18	9.79	7.03	5.49	4.81	4.79
Window	93	195	165	118	84	56
Maturity	11/25/27	11/25/24	12/25/20	04/25/17	09/25/14	09/25/12
Class M-I-2						
Avg. Life (yrs)	20.18	9.75	6.99	5.41	4.62	4.31
Window	91	183	150	106	75	52
Maturity	09/25/27	11/25/23	09/25/19	03/25/16	10/25/13	01/25/12
Class M-I-3						
Avg. Life (yrs)	20.17	9.70	6.94	5.35	4.52	4.12
Window	89	173	137	97	67	46
Maturity	07/25/27	01/25/23	08/25/18	05/25/15	01/25/13	06/25/11
Class M-I-4						
Avg. Life (yrs)	20.16	9.64	6.88	5.30	4.44	4.01
Window	88	163	128	89	61	42
Maturity	06/25/27	03/25/22	11/25/17	09/25/14	06/25/12	12/25/10
Class M-I-5						
Avg. Life (yrs)	20.15	9.56	6.80	5.24	4.38	3.92
Window	86	152	117	81	56	37
Maturity	04/25/27	04/25/21	12/25/16	12/25/13	12/25/11	07/25/10
Class M-I-6						
Avg. Life (yrs)	20.13	9.43	6.69	5.13	4.28	3.81
Window	85	142	108	74	50	33
Maturity	03/25/27	06/25/20	03/25/16	05/25/13	06/25/11	02/25/10
Class M-I-7						
Avg. Life (yrs)	20.07	9.17	6.48	4.97	4.14	3.66
Window	82	125	93	62	42	26
Maturity	12/25/26	01/25/19	12/25/14	05/25/12	09/25/10	06/25/09

RAMP Series 2004-SL1 Trust

Mortgage Asset-Backed Pass-Through Certificates, Series 2004-SL1

$135,239,295 (Approximate)

Subject to Revision

March 15, 2004– Computational Materials

(Part II of II)